As confidentially submitted with the United States Securities and Exchange Commission on October 9, 2015 as Amendment No. 1 to the confidential submission, dated September 4, 2015. This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Basilea Pharmaceutica Ltd.

(Exact name of registrant as specified in its charter)

Switzerland	2834	NOT APPLICABLE
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Grenzacherstrasse 487

4058 Basel, Switzerland

+41 61 606 1111

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Agent for Service of Process Info

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Mitchell S. Bloom Michael H. Bison Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Dr. Matthias Courvoisier Baker & McKenzie Zurich Holbeinstrasse 30 8034 Zurich Switzerland +41 44 384 1414	Bruce K. Dallas Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Dr. Dieter Gericke Homburger AG Hardstrasse 201 8005 Zurich Switzerland +41 43 222 1000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Shares, nominal value CHF 1.00 per share(3)

(1)	Includes common shares represented by American Depositary Shares, or ADSs, which the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Section 457(o) of the Securities Act. Includes the aggregate offering price of additional ADSs that the underwriters have the option to purchase.
(3)	All common shares will be represented by ADSs, with each ADS representing one common share. ADSs issuable upon deposit of the common shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated October , 2015

American Depositary Shares

Representing              Common Shares

$         per American Depositary Share

We are offering             common shares in the form of American Depositary Shares, or ADSs. The ADSs may be evidenced by American Depositary Receipts, or ADRs, and each ADS represents the right to receive one common share. We have granted the underwriters an option to purchase up to an additional             common shares in the form of             ADSs in this offering.

This is our initial public offering in the United States. We intend to apply to list our ADSs on The Nasdaq Global Market under the symbol “BSLN.” Our common shares are listed on the SIX Swiss Exchange under the symbol “BSLN.” On                     , 2015, the last reported sale price of our common shares on the SIX Swiss Exchange was CHF          per share, equivalent to a price of $         per ADS, assuming an exchange rate of $         to CHF 1.00.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 191 of this prospectus for additional information regarding underwriting compensation.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Cowen and Company	Guggenheim Securities

                    , 2015.

i

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and any such prospects may have changed since the date on the front cover of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Our financial statements are presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, in Swiss Francs. The terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland. Except as required by U.S. GAAP, in this prospectus, translations between CHF to U.S. dollars were made at the rate of $1.00 to CHF 0.9346, the official exchange rate quoted as of June 30, 2015 by the U.S. Federal Reserve Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Throughout this prospectus, references to ADSs mean ADSs or common shares represented by ADSs, as the case may be.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our American Depositary Shares, or ADSs. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Basilea” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Basilea Pharmaceutica Ltd., together with its subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are property of their respective owners.

Overview

We are a biopharmaceutical company focused on the research, development and commercialization of products targeting the medical challenge of resistance and non-response to current treatment options for fungal infections, bacterial infections and cancer. Overcoming resistance and non-response requires the development of novel agents that are more potent or have a new mechanism of action able to overcome diverse resistance mechanisms. Our antifungal product, isavuconazole, is a broad-spectrum agent for the treatment of invasive mold infections. Isavuconazole was approved in March 2015 in the United States for the treatment of invasive aspergillosis and invasive mucormycosis in adults under the trade name CRESEMBA® where it is marketed by our partner Astellas Pharma, Inc., or Astellas, from whom we receive royalties and may receive sales milestone payments. We expect to receive approval of our European marketing authorization application, or MAA, for isavuconazole for the treatment of invasive aspergillosis in adults and the treatment of mucormycosis in adults for whom amphotericin B is inappropriate in the fourth quarter 2015, and we plan to commercialize isavuconazole ourselves in major European countries. Our lead antibacterial product, ceftobiprole, is a broad-spectrum antibiotic with activity against methicillin-resistant Staphylococcus aureus, or MRSA, and many Gram-negative pathogens including Pseudomonas spp. Ceftobiprole is approved in 13 European countries and Canada, and is marketed under the trade name Zevtera® or Mabelio®. In addition to these commercial-stage assets, we have a pipeline of anti-infective and oncology product candidates that we plan to advance through clinical development to further expand our portfolio of proprietary products that address areas of resistance and non-response.

We were founded on October 17, 2000, as a spin-off from F. Hoffmann-La Roche Ltd., or Roche, following its strategic decision to focus its research and development activities outside the areas of antibacterials, antifungals and dermatology. The antibacterial, antifungal and a significant portion of the dermatological research and development intellectual property portfolios of Roche were assigned to us. In March 2004, we went public on the SIX Swiss Exchange under the symbol “BSLN.”

Products and Product Candidates

The following chart summarizes our products and product candidates.

Antifungal Opportunity

Invasive fungal infections are debilitating and often life-threatening and result in increased mortality, longer hospital stays and increased healthcare costs. Fungi commonly involved include Aspergillus (molds), Candida (yeasts) and, increasingly, Mucorales (molds). These fungi are responsible for more than 80% of the over 70,000 cases of invasive fungal infections diagnosed annually in the United States. We estimate that the annual worldwide sales of prescription systemic antifungals in 2014 were approximately $3.7 billion, with a worldwide growth rate of 5% from 2013 to 2014.

While the market for antifungal agents is large and growing, physicians’ options for the treatment of fungal infections are limited by a lack of innovative therapies. There is a high medical need to address the limitations of current antifungals, most importantly the gaps in the antifungal spectrum, unwanted side effects, lack of predictable pharmacokinetics, limited dosing flexibility and the development of resistance.

Our Antifungal Product, Isavuconazole

We believe that our antifungal product, isavuconazole, overcomes many of the limitations of other therapies and offers the potential to significantly improve the care of patients with invasive fungal infections. Isavuconazole blocks the production of ergosterol, a key component of the fungal cell membrane, thus weakening its structure and affecting its function. We believe isavuconazole has a number of key attributes including broad-spectrum coverage of a variety of pathogenic molds and yeasts, an improved safety profile over existing therapies such as voriconazole or amphotericin B, predictable pharmacokinetics, manageable drug-to-drug interaction profile, low nephrotoxicity and a convenient dosing regimen.

Isavuconazole was approved by the U.S. Food and Drug Administration, or FDA, in March 2015 under the trade name CRESEMBA for the treatment of invasive aspergillosis and invasive mucormycosis in adults and is marketed in the United States by our partner Astellas, from whom we receive royalties and may receive sales milestone payments. We expect to receive approval of our MAA for isavuconazole for the treatment of invasive aspergillosis in adults and the treatment of mucormycosis in adults for whom amphotericin B is inappropriate in the fourth quarter 2015, and we plan to commercialize isavuconazole ourselves in major European countries.

Antibacterial Opportunity

Many strains of bacteria have developed resistance over time to existing drugs, resulting in infections that are increasingly serious and more difficult to treat. Gram-negative pathogens are particularly worrisome because they are becoming resistant to the approved drugs that would be considered for treatment. As such, there is an acute need for new drugs to treat infections caused by multidrug-resistant Gram-negative and Gram-positive bacteria, such as MRSA. “Gram-positive” and “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, each of which is associated with different diseases.

Our Lead Antibacterial Product, Ceftobiprole

Our lead antibacterial product, ceftobiprole, has a broad antibacterial spectrum that encompasses both resistant Gram-positive pathogens and many Gram-negative organisms and has demonstrated a low propensity to induce bacterial resistance. In addition, it has the potential to offer a simplified monotherapy option relative to combination therapies for empiric treatment, which is a treatment approach to administer broad-spectrum antibiotics when the causative organism of an infection is not known. Ceftobiprole is the only antibiotic monotherapy that is approved for the treatment of adults with community-acquired pneumonia and hospital-acquired pneumonia, excluding ventilator-associated pneumonia, with activity against MRSA and many Gram-negative pathogens including Pseudomonas spp.

Ceftobiprole is approved in 13 European countries and Canada, and we market the product under the trade name Zevtera or Mabelio. In the United States, based on our previous discussions with the FDA, we believe that the completion and successful outcome of two cross-supportive Phase 3 trials, one trial in acute bacterial skin and skin structure infections and one trial in community-acquired bacterial pneumonia, may be sufficient to obtain U.S. regulatory approval for both indications. We may also initiate a Phase 3 trial in Staphylococcus aureus bacteremia. We plan to have further discussions with the FDA about the design of our Phase 3 clinical program. We currently expect that we would not initiate Phase 3 trials until such time as we have entered into a collaboration agreement with a third party for this program or otherwise secured a funding source for these trials.

Our Most Advanced Antibacterial Product Candidate, an Inhalable Formulation of BAL30072

Infections caused by multidrug-resistant Gram-negative bacteria present a growing challenge to successful antibiotic therapy. Chronic bacterial pulmonary infection leading to an irreversible decline in lung structure and function is the main cause of mortality and morbidity in patients with cystic fibrosis. Pseudomonas aeruginosa, or P. aeruginosa, is the most frequently isolated pathogen infecting up to 80% of adult patients suffering from chronic bacterial pulmonary infections. Chronic bacterial pulmonary infection is also of serious concern in patients with bronchiectasis. Currently, a limited number of inhaled antimicrobials are available for use in cystic fibrosis, and no antibiotics are approved to treat lung infections in patients with bronchiectasis.

BAL30072 is an antibiotic with bactericidal activity against many clinically relevant multidrug- resistant Gram-negative bacteria. In in vitro and in vivo studies, we demonstrated bactericidal activity against Acinetobacter baumannii, Enterobacteriaceae and P. aeruginosa including strains that produce certain beta-lactamases. BAL30072 is being advanced in preclinical studies as an inhaled formulation for treatment of Gram-negative bacterial infections.

Oncology Opportunity

In oncology, resistance and non-response to many currently available anti-cancer drugs remains a major challenge. There is an increasing medical need for novel agents with new mechanisms of action to overcome resistance and non-response to existing cancer therapies. Moreover, we believe that there is a trend away from “one drug fits all” towards personalized medicine in oncology. We investigate cytotoxic and targeted compounds with a focus on agents with activity in tumors unresponsive to standard therapeutics, supported by biomarker approaches.

Our Lead Oncology Product Candidate, BAL101553

We are advancing our tumor checkpoint controller candidate, BAL101553, in both an intravenous and oral formulation for the treatment of solid tumors unresponsive to current therapies. We believe BAL101553 has the potential to target diverse, drug resistant cancers. Studies show that BAL101553 destabilizes the microtubule network involved in tumor cell proliferation and stops tumor growth by a dual action on tumor cell proliferation and tumor vascularization, through a mechanism different from conventional microtubule-destabilizing agents. We anticipate completing a Phase 2a study of the intravenous formulation by the end of 2015 and are evaluating the oral formulation in an ongoing Phase 1 dose-escalation study.

Our Second Most Advanced Oncology Product Candidate, BAL3833

Our product candidate BAL3833 is a panRAF kinase inhibitor targeting cell proliferation signaling pathways that are associated with tumor growth and therapeutic resistance. Since in-licensing BAL3833 in April 2015, it has advanced into a Phase 1/2a trial.

Dermatology

We developed and brought to market in Europe a dermatological product, Toctino (alitretinoin), indicated for systemic use in severe chronic hand eczema unresponsive to potent topical corticosteroids. In July 2012, we entered into an agreement with Glaxo Group Limited, a division of Glaxo Smith Kline plc, which we refer to as Stiefel, a GSK Company, granting a license to Toctino know-how and transferring the assets and the business related to Toctino, including all Toctino patent rights, trademarks and product registrations, for an initial payment of CHF 224.1 million and eligibility to receive an additional milestone payment and participate in U.S. net sales.

Commercial Strategy

For our commercial-stage products, we believe our target customers are very similar – key hospital specialists such as infectious disease physicians, microbiologists, pulmonologists, intensive care physicians and oncologists/hematologists, allowing significant commercial synergies. We seek to leverage the value created by our research and development efforts by commercializing our products using a contracted dedicated field force and, as appropriate, through commercial partners. These collaborations can be in the form of distribution or license agreements, depending on the partner, the geography and the specific terms of the agreement. We have engaged a dedicated field force in major European countries through an external contract sales organization, Quintiles. Our arrangement with Quintiles allows us to scale and efficiently utilize our resources on a country by country basis.

Our Strategy

Our strategy is to use our capabilities as a fully integrated biopharmaceutical company to become a leader in the research, development and commercialization of novel products addressing resistance and non-response to current treatment options in the therapeutic areas of fungal infections, bacterial infections and cancer. The key elements of our strategy are:

■	Leverage commercial synergies across our portfolio of products and product candidates.
■	Establish CRESEMBA (isavuconazole) as a first-line treatment for invasive mold infections.
■	Establish Zevtera or Mabelio (ceftobiprole) as an empiric treatment for bacterial hospital-acquired pneumonia.
■	Progress our portfolio of additional product candidates.
■	Utilize our research and development capabilities to address areas of resistance and non-response.
■	Use our commercial synergies and research and development capabilities to foster business development.

Risks Affecting Us

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

■	We have incurred significant losses since inception, expect to incur losses for at least the next several years and may never achieve or sustain profitability.
■	We expect that we will need substantial additional funding. If we are unable to raise capital when needed or on terms favorable to us, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
■	We are dependent on the success of our lead products, isavuconazole and ceftobiprole, and our ability to obtain additional marketing approvals for and successfully commercialize isavuconazole and ceftobiprole. If we are unable to obtain marketing approvals for and successfully commercialize isavuconazole and ceftobiprole or experience significant delays in doing so, our business could be materially harmed.
■	The successful commercialization of our products and product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.
■	The regulatory approval processes of the European Medicines Agency, the FDA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

■	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do, as well as reducing the price at which we are able to sell our products.
■	If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approvals, if any, we may need to withdraw a marketed product from the market, abandon our development of a product candidate, the commercial profile of any approved label may be limited or we may be subject to other significant negative consequences.
■	We rely on third parties to conduct our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
■	We currently rely on third-party suppliers and other third parties for production of our products and product candidates and our dependence on these third parties may impair the advancement of our research and development programs, the development of our product candidates or the commercialization of our products.
■	We expect to depend on collaborations with third parties for the development and commercialization of some of our products. Our prospects with respect to those products and product candidates will depend in part on the success of those collaborations.
■	If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.
■	We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
■	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

Corporate Information

We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were formed in 2000 with an indefinite duration. In March 2004, we went public on the SIX Swiss Exchange under the symbol “BSLN.” We are currently registered in Basel, Switzerland. Our head office is currently located at Grenzacherstrasse 487, 4058 Basel, Switzerland. Our telephone number is +41 61 606 1111. Our principal website is www.basilea.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. The JOBS Act provisions include:

■	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
■	the ability to include only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the offering of which this prospectus forms a part; and

■	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the offering.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. For example, although the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, we have irrevocably elected not to avail ourselves of this extended transition period. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of The Nasdaq Stock Market. Consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our senior management and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD under the Exchange Act, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ADSs. You should carefully read this entire prospectus before investing in our ADSs including the “Risk Factors” section and our consolidated financial statements.

Issuer	Basilea Pharmaceutica Ltd.

ADSs offered by us	We are offering ADSs representing an equal number of common shares.

Over-allotment option	We have granted the underwriters the right to purchase up to an additional ADSs representing common shares from us within 30 days of the date of this prospectus to cover over-allotments, if any, in connection with this offering.

Common shares to be outstanding immediately after the offering	Immediately after this offering, we will have common shares (including common shares represented by ADSs) outstanding, assuming no exercise of the underwriters’ over-allotment option.

American Depositary Shares	Each ADS represents one common share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Proposed Nasdaq Global Market symbol	“BSLN”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $         (CHF         ), based on an assumed public offering price of $         per ADS, based on the closing price of our common shares of CHF              on the SIX Swiss Exchange on                     , 2015, set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering, together with cash and cash equivalents on hand (1) to participate in a U.S. Phase 3 development program for ceftobiprole, (2) to support and expand the commercialization of isavuconazole and ceftobiprole, (3) to support post-approval pediatric studies approved by the EMA for isavuconazole and ceftobiprole in Europe, (4) to advance our early stage oncology product candidates, and (5) for working capital and other general corporate purposes, including investments in or in-licensing of complementary businesses, technologies, products or assets.

See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in ADSs representing our common shares.

The number of our common shares (including common shares represented by ADSs) outstanding after this offering is based on 10,792,877 common shares outstanding as of September 30, 2015, but excludes 1,967,264 of our common shares covered by additional awards available for future issuance under our articles of association, including 1,271,022 of our common shares issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted average exercise price of CHF 78.26 per common share.

Unless otherwise indicated, all information contained in this prospectus assumes:

■	no exercise of the options described above; and
■	no exercise of the option granted to the underwriters to purchase up to additional ADSs to cover over-allotments, if any, in connection with the offering.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes appearing at the end of this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP and presented in Swiss Francs, or CHF. We derived the summary consolidated statement of operations data for the years ended December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2015 (unaudited) and the balance sheet data as of June 30, 2015 (unaudited) have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the unaudited results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year ended December 31, 2015. You should read these data together with our consolidated financial statements and related notes, as well as the sections of this prospectus titled “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates” and the other financial information included elsewhere in this prospectus.

Consolidated statement of operations data*:

	Six Months Ended June 30,				Year Ended December 31,
	(unaudited)
	2015		2014		2014		2013
	(in millions)
Statement of Operations Data:
Revenue:
Contract revenue	CHF	24.4	CHF	20.2	CHF	42.1	CHF	40.5
Revenue from research and development services		0.4		0.0		0.4		0.4
Other revenue		0.2		0.0		0.1		0.4

Total revenue		25.0		20.3		42.6		41.4

Operating expenses:
Research and development, net		31.2		27.5		54.4		53.3
Selling, general and administrative		23.8		12.3		30.1		21.3

Total operating expenses		55.0		39.8		84.5		74.7

Operating loss		(30.0)		(19.5)		(41.8)		(33.3)
Interest income		0.1		0.2		0.4		0.4
Other financial income		2.0		0.1		0.4		0.2
Other financial expenses		(2.2)		(0.2)		(0.4)		(0.3)

Loss before taxes		(30.1)		(19.4)		(41.5)		(33.0)

Income taxes		(0.0)		(0.0)		(0.0)		(0.0)

Net loss	CHF	(30.1)	CHF	(19.4)	CHF	(41.5)	CHF	(33.0)

Net loss per share—basic and diluted(1)	CHF	(3.00)	CHF	(1.97)	CHF	(4.17)	CHF	(3.40)

Weighted average common shares outstanding—basic and diluted(1)		10,050,298		9,882,921		9,953,896		9,712,616

(1)	See Notes 12 and 14 to our financial statements as of June 30, 2015 and December 31, 2014 respectively, appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share.

*	Amounts in the table may not total as a result of rounding.

Consolidated statement of financial position data:

The table below presents a summary of our balance sheet data as of June 30, 2015 (unaudited):

■	on an actual basis; and

■	on an as adjusted basis to give effect to the sale of ordinary shares and ADSs by us in the global offering, based on the public offering price of $ per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2015 (unaudited)
	Actual		As adjusted
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	CHF	136.9	CHF
Short-term investments		81.6
Working capital(1)		170.1
Total assets		248.9
Deferred revenue – current		49.5
Deferred revenue, less current portion		131.5
Total stockholders’ equity		44.0

(1)	We define working capital as current assets less current liabilities.

Each $1.00 (CHF 0.9346) increase (decrease) in the assumed public offering price of $             per ADS, would increase (decrease) our net proceeds by $             (CHF             ), assuming an exchange rate of CHF 0.9346 per $1.00, and assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 100,000 increase (decrease) in the number of ADSs offered by us in this offering would increase (decrease) our net proceeds by $             (CHF             ), assuming an exchange rate of CHF 0.9346 per $1.00, and assuming the public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our American Depositary Shares, or ADSs. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ADSs could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception, expect to incur losses for at least the next several years and may never achieve or sustain profitability.

We have incurred annual net operating losses in every year since our inception. Our net loss was CHF 30.1 million for the six months ending June 30, 2015, CHF 41.5 million for the year ended December 31, 2014 and CHF 33.0 million for the year ended December 31, 2013. As of June 30, 2015 and December 31, 2014, we had an accumulated deficit of CHF 848.7 million and CHF 818.6 million, respectively. Our losses have resulted principally from costs incurred in research and development, including clinical trials, and from general and administrative costs associated with our operations. While we seek to attain profitability, we cannot be sure that we will ever achieve product and other revenue sufficient for us to attain this objective. The net losses we incur may fluctuate significantly from reporting period to reporting period. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We expect that our expenses will increase substantially as we prepare for the commercial launch in major European countries of isavuconazole, marketed in the United States by our partner Astellas Pharma, Inc., or Astellas, under the trade name CRESEMBA, and expand the launch of ceftobiprole in Europe marketed under the trade names Zevtera or Mabelio, initiate a Phase 3 program for ceftobiprole to gain access to the U.S. market, start the development of an inhaled formulation for our antibiotic product candidate BAL30072, complete the Phase 2a study of the intravenous formulation and evaluate the oral formulation for BAL101553 for the treatment of solid tumors resistant to current therapies and advance BAL3833, a panRAF kinase inhibitor oncology program, in a Phase 1/2a trial. Our expenses will also increase if and as we:

■	maintain, expand and protect our intellectual property portfolio;
■	in-license or acquire other products and technologies;
■	hire additional clinical, quality control and scientific personnel; and
■	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our ability to become and remain profitable depends on our ability to generate revenue. The revenue we have received to date from our collaboration agreements is non-recurring. We do not expect to generate significant revenue unless and until we successfully commercialize our products and we obtain marketing approval for, and commercialize, our current product candidates, which will require us to be successful in a range of challenging activities, including:

■	conducting and successfully completing Phase 3 studies for ceftobiprole and applying for and obtaining marketing approval for ceftobiprole in the United States;
■	commercialization and marketing of isavuconazole and ceftobiprole either ourselves or through our license or distribution partners worldwide;

■	securing approval of our products in other jurisdictions;
■	label expansion studies for our approved products;
■	conducting and successfully completing our preclinical and clinical program to develop an inhaled formulation of our antibacterial product candidate BAL30072 for the treatment of infections caused by multidrug-resistant Gram-negative bacteria;
■	conducting and successfully completing our early phase clinical trials of our oncology product candidates BAL101553 and BAL3833;
■	applying for and obtaining marketing approval for BAL30072, BAL101553 and BAL3833;
■	protecting and maintaining our rights to our intellectual property portfolio;
■	maintaining and managing our commercial supply chain for our current products isavuconazole and ceftobiprole;
■	contracting for the manufacture of clinical supply and eventually commercial quantities of our products and product candidates; and
■	establishing the sales, marketing and distribution capabilities, either internally or through third parties, to effectively market and sell our products.

Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase if we are required by the European Medicines Agency, or EMA, the United States Food and Drug Administration, or FDA, or other regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates.

We may be unable to successfully commercialize isavuconazole and ceftobiprole or develop and commercialize BAL30072, BAL101553, BAL3833 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a half yearly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment in us.

We expect that we will need substantial additional funding. If we are unable to raise capital when needed or on terms favorable to us, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. We expect that our expenses will continue to increase as we progress our product candidates through clinical trials, seek marketing approval for our products and product candidates, pursue development of products for additional indications, conduct pre-commercialization and launch-related activities for products and advance our other product candidates. If we obtain marketing approval for any of our product candidates that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing.

In particular, if we are not able to secure additional funding, we may not be able to successfully commercialize isavuconazole and ceftobiprole or develop and commercialize BAL30072, BAL101553, BAL3833 or any other product candidate, and therefore may never achieve profitability. Moreover, we may not be able to participate in the conduct of or conduct Phase 3 studies for ceftobiprole and apply for marketing approval in the United States. In addition, any of these trials may cost more than we expect.

Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Our future funding requirements, both short-term and long-term, will depend on many factors, including:

■	commercialization and marketing of isavuconazole and ceftobiprole either ourselves or through our license or distribution partners worldwide;
■	any additional clinical trials to support approval of isavuconazole outside the United States;
■	the timing and costs of obtaining marketing approval in the remaining European jurisdictions and in the United States for ceftobiprole;
■	the timing and costs of our preclinical and clinical program to develop an inhaled formulation of our antibacterial product candidate BAL30072 for the treatment of infections caused by multidrug-resistant Gram-negative bacteria;
■	conducting and successfully completing our early phase clinical trials of our oncology product candidates BAL101553 and BAL3833;
■	manufacturing costs related to commercial launch and drug product supply for our current products and, for our product candidates, for preclinical and clinical trials, regulatory filings and anticipated commercial launch;
■	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our other product candidates and potential product candidates;
■	the number and characteristics of product candidates that we pursue;
■	the timing and costs of developing our product candidates for additional indications, including hospital-acquired bacterial pneumonias and other serious and life-threatening infections;
■	the outcome, timing and costs of seeking regulatory approvals;
■	the costs of commercialization activities for our product candidates if we receive marketing approval, including the timing and costs of establishing product sales, marketing, distribution and manufacturing capabilities;
■	revenue received from commercial sales of our products and product candidates, subject to receipt of marketing approval;
■	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;
■	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
■	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
■	the extent to which we in-license or acquire other products and technologies.

Raising additional capital may cause dilution to our shareholders, including purchasers of ADSs in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of collaborations, strategic alliances, marketing, distribution or licensing arrangements with third parties, equity offerings, debt financings, and funding from local and international government entities and non-government organizations in the disease areas addressed by our product candidates. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a securityholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, acquiring or licensing intellectual property rights, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to Product Development, Regulatory Approval and Commercialization

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent in part on our ability to successfully develop, obtain regulatory approval for and then commercialize one or more of our product candidates. Our product candidates include an inhaled formulation of BAL30072 for the treatment of infections caused by multidrug-resistant Gram-negative bacteria and our oncology product candidates BAL101553 and BAL3833. Additionally, although isavuconazole was approved by the FDA for the treatment of invasive aspergillosis and invasive mucormycosis in adults, it is currently an investigational product not approved for commercial use outside of the United States. Ceftobiprole is approved for sale in 13 European countries and Canada, but it is currently not approved for commercial use outside of those countries. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the EMA, FDA or comparable foreign regulatory authorities in the relevant country, and we may never receive such regulatory approval for any of our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

■	the EMA, FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
■	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
■	the EMA, FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
■	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a marketing authorization application, or MAA, a new drug application, or NDA, or other submission or to obtain regulatory approval in the European Union, the United States or elsewhere;
■	the EMA, FDA or comparable foreign regulatory authorities may, through their inspections conducted related to our submission of an MAA or NDA or other submission to obtain regulatory approval, identify current good clinical practice, or cGCP, deficiencies in the conduct of the clinical trials submitted as part of the regulatory file;
■	we may be unable to demonstrate to the EMA, FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;
■	the EMA, FDA or other regulatory authorities may identify deficiencies related to or fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

■	the approval policies or regulations of the EMA, FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We generally plan to seek regulatory approval to commercialize our product candidates which are not yet approved in the European Union, in the United States for certain product candidates and in additional foreign countries where we have commercial rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in us being unable to market and sell such products, which would materially adversely affect our business, financial condition and results of operation. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and preclinical (animal) studies, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We are dependent on the success of our lead products, isavuconazole and ceftobiprole, and our ability to obtain additional marketing approvals for and successfully commercialize isavuconazole and ceftobiprole. If we are unable to obtain additional marketing approvals for and successfully commercialize isavuconazole and ceftobiprole or experience significant delays in doing so, our business could be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of isavuconazole for use as a treatment for invasive fungal infections and in obtaining marketing authorizations for ceftobiprole as a treatment for community-acquired pneumonia and hospital-acquired pneumonia, excluding ventilator-associated pneumonia, in adults in 13 European countries and Canada. Our prospects are substantially dependent on our ability to obtain additional marketing approvals for and successfully commercialize isavuconazole and ceftobiprole, either ourselves or through license or distribution partners. The success of the commercialization of isavuconazole and ceftobiprole will depend on several factors, including the following:

■	successful completion of clinical trials if any further trials are undertaken, for example for ceftobiprole in the United States;
■	timely filing for and receipt of marketing approvals from applicable regulatory authorities;
■	establishment of arrangements with third-party manufacturers to obtain supply and management of the commercial supply chain;
■	obtaining and maintaining our patent and trade secret protection and regulatory exclusivity;
■	protection of our rights in our intellectual property portfolio;
■	commercial launch of isavuconazole in major European countries, if and when approved, whether alone or in collaboration with others;
■	acceptance of isavuconazole and ceftobiprole, if and when approved within each country or region, by patients, the medical community and third-party payors;
■	government regulation and hospital policies regarding antimicrobial stewardship;
■	competition with other therapies; and
■	the continuance of an acceptable safety profile of isavuconazole and ceftobiprole following approval in any country.

Successful development of isavuconazole and ceftobiprole for additional indications will be subject to these same risks. If we are unable to develop, receive marketing approval for or successfully commercialize isavuconazole and ceftobiprole, or if we experience delays as a result of any of these matters or otherwise, our business could be materially harmed.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. We are currently enrolling patients in various clinical trials for our product candidates, including our Phase 1 study of the oral formulation and Phase 2a study of the intravenous formulation for BAL101553, and our collaborators are enrolling patients for our Phase 1/2a trial of BAL3833. We consider our ongoing clinical trials in BAL101553 to be “Phase 1/2a trials” because we are evaluating the product candidate in two separate stages, a dose-escalation portion (Phase 1) and an expansion portion (Phase 2a). In the Phase 1, dose-escalation stage, we are primarily evaluating the product candidate’s safety and tolerability in patients with advanced solid tumors to determine a maximum-tolerated dose (“MTD”). In the Phase 2a, expansion stage, we are enrolling additional patients with advanced solid tumors to further evaluate safety and tolerability at the MTD and lower doses, as well as to assess early signs of efficacy, i.e., anti-tumor activity, in the patients. Similar to our clinical trial design for BAL101553, BAL3833 is being evaluated in two separate stages, a dose-escalation portion (Phase 1) and an expansion portion (Phase 2a). In the Phase 1, dose-escalation stage, the product candidate is being evaluated in patients with advanced solid tumors to determine the maximum-tolerated dose and recommended Phase 2a dose. The Phase 2a, expansion stage is planned to further evaluate safety, tolerability and early signs of efficacy, i.e., anti-tumor activity in patients.

These trials and others that we or our collaborators may conduct in the future may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. The specific target population of patients and therapeutic time windows for each of our respective clinical trials may make it difficult for us to enroll enough patients to complete one or more of our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review, and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the EMA, FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions and record keeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, cGCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

■	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
■	fines, warning letters or holds on clinical trials;
■	refusal by the EMA, FDA, or other regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals;

■	product seizure or detention, or refusal to permit the import or export of products; and
■	injunctions or the imposition of civil or criminal penalties.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations. For example, in 2007, our former licensing partner submitted an MAA, an NDA and regulatory applications as sponsor in the European Union, the United States and several other countries for ceftobiprole for the treatment of acute bacterial skin and skin structure infections. Applications were approved in Canada, Switzerland, Azerbaijan, Hong Kong, Ukraine and Russia. The applications made to the United States and the European Union were not accepted due to concerns over good clinical practice compliance in the Phase 3 trials, none of which were related to the data regarding the potential efficacy or safety of the product. The good clinical practice concerns were mostly related to insufficient trial oversight by the former sponsor as well as issues relating to the contract research organization and certain investigators. The product was subsequently withdrawn from all markets in 2010, and all rights for ceftobiprole, including sponsorship, were transferred back to us in January 2011.

Additionally, the policies of the EMA, FDA or other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. Certain of our products are subject to governmental regulations and hospital policies regarding antimicrobial products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects, financial conditions, results of operations and ability to achieve or sustain profitability.

Regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

Physicians sometimes prescribe medication for uses outside of the approved label. For example, a physician may elect to prescribe a broad-spectrum antibiotic like our product ceftobiprole for bacterial infections outside the approved indication or a broad-spectrum antifungal like our product isavuconazole for fungal infections outside the approved indication. While physicians generally are not prohibited from prescribing approved medications in this manner, regulatory agencies strictly regulate the promotional claims that may be made about these products. In particular, a product may not be promoted for uses that are not approved by regulatory agencies as reflected in the product’s approved labeling. If we or our commercial partners receive marketing approval for our products and product candidates, physicians, in their professional medical judgment, may nevertheless prescribe such products to their patients in a manner that is inconsistent with the approved label. We have adopted a compliance program which strictly prohibits off-label promotion and seeks to educate our employees regarding these requirements. Additionally, Quintiles trains its sales force members in accordance with Quintiles’s compliance program. If we are found to have promoted such off-label uses, we may become subject to significant liability under laws such as the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and other statutory authorities, such as laws prohibiting false claims for reimbursement. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the marketing of our products, if approved, by restricting off-label promotion, we could become subject to significant liability, which would materially adversely affect our business prospects, financial condition and results of operations.

The successful commercialization of our products and product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

The successful commercialization of isavuconazole or ceftobiprole or, if approved, BAL30072, BAL101553, BAL3833 or other product candidates we may develop, will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new products and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new products, we cannot be sure that coverage will be available for isavuconazole, ceftobiprole, BAL30072, BAL101553, BAL3833 or any other product candidate that we commercialize, if approved in a given country and, if available, that the reimbursement rates will be adequate. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.

Our customers, including hospitals, physicians and other healthcare providers, generally rely on third-party payors to pay for all or part of the costs and fees associated with the drug and the procedures administering the drug. These third-party payors may pay separately for the drug or may bundle or otherwise include the costs of the drug in the payment for the procedure. We are unable to predict at this time whether our product candidates, if approved, will be eligible for such separate payments. Nor can we predict at this time the adequacy of payments, whether made separately for the drug and procedure or with a bundled or otherwise aggregate payment amount for the drug and procedure. In addition, obtaining and maintaining adequate coverage and reimbursement status is time-consuming and costly.

Third-party payors may deny coverage and reimbursement status altogether of a given product, or cover the product but may also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely affect the favorable status.

The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of our product candidates and the future revenues we may expect to receive from those products. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We may seek Orphan Drug Exclusivity for some of our products, and we may be unsuccessful.

Regulatory authorities in some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. In the European Union, products may be designated as orphan drugs if they are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions that affect not more than five in 10,000 persons in the European Union, or when, without incentives, it is unlikely that sales of such products in the European Union would be sufficient to justify the necessary investment in developing the products. In the United States under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is defined as a disease with a patient population of fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. For example, isavuconazole has received U.S. Orphan Drug Designation for the treatment of invasive aspergillosis, invasive mucormycosis and invasive candidiasis, and European Orphan Drug Designation for the treatment of invasive aspergillosis and mucormycosis.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or FDA from approving another marketing application for the same drug for the same indication during the period of exclusivity. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the EMA or FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. For example, even after an orphan drug is approved, the FDA can subsequently approve a different drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare costs to contain or reduce costs of healthcare may adversely affect one or more of the following:

■	our ability or our collaborators’ ability to set a price we believe is fair for our products, if approved;
■	our ability or our collaborators’ ability to obtain and maintain market acceptance by the medical community and patients;
■	our ability to generate revenues and achieve profitability; and
■	the availability of capital.

Sales of our products, when and if approved for marketing, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Limited third-party reimbursement for our product candidates or a decision by a third-party payor not to cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved product candidates. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In the United States in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Affordable Care Act, was enacted. The Affordable Care Act is expected to significantly impact the provision of, and payment for, healthcare in the United States. Various provisions of the Affordable Care Act are designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide healthcare benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges and provide additional support for medical research. With regard to pharmaceutical products, among other things, the Affordable Care Act expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. More recently, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 include, among other things, mandatory reductions in Medicare payments to certain providers. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, pharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.

We believe that pricing pressures internationally, as well as at the federal and state levels in the United States, will continue and may increase, which may make it difficult for us to sell our potential products that may be approved in the future at a price acceptable to us or any of our future collaborators.

As a company, we have never obtained regulatory approval for, or commercialized, a drug in the United States.

As a company, we have never obtained regulatory approval for, or commercialized, a drug in the United States. It is possible that the FDA may refuse to accept any or all of our planned NDAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval of ceftobiprole, BAL30072, BAL101553, BAL3833 or any future product candidates. If the FDA does not accept or approve any or all of our planned NDAs, it may require that we conduct additional clinical, preclinical or manufacturing validation studies, which may be costly, and submit those data before it will reconsider our applications. For example, based on our previous discussions with the FDA, we believe that the successful completion of two cross-supportive Phase 3 trials, one in ABSSSI and the other in CABP, may be sufficient to obtain U.S. regulatory approval for both indications. However, depending on the results of such trials as well as the findings of any FDA inspection related to such trials, the FDA may not accept or approve any NDA that includes these trials, and could require additional trials in one or both indications prior to its reconsideration of our NDA. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing ceftobiprole, BAL30072, BAL101553 or BAL3833 in the United States, generating revenues from those product candidates, and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any NDA we submit. If any of these outcomes occur, we may be forced to abandon our planned NDAs for one, more or all of ceftobiprole, BAL30072, BAL101553 or BAL3833, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for any approval in a non-U.S. jurisdiction.

Our products may not gain market acceptance, in which case we may not be able to generate product revenues, which would materially adversely affect our business, financial condition and results of operations.

Even if the EMA, FDA or other regulatory authority approves the marketing of any product candidates that we develop, hospitals, physicians, other healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. Even if we obtain regulatory approval in a given country, if isavuconazole, ceftobiprole, BAL30072, BAL101553, BAL3833 or any future product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of one of our products that is approved for commercial sale will depend on a variety of factors, including:

■	how clinicians and potential patients perceive our novel products;
■	the timing of market introduction;
■	the number and clinical profile of competing products;
■	our ability to provide acceptable evidence of safety and efficacy;
■	the prevalence and severity of any side effects;
■	relative convenience and ease of administration;
■	cost-effectiveness;
■	companion diagnostics;
■	patient diagnostics and screening infrastructure in each market;
■	marketing and distribution support;
■	hospital antimicrobial stewardship policies;
■	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and
■	other potential advantages over alternative treatment methods.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

In addition, the potential market opportunity of any marketed product, if approved in a given country, including isavuconazole, ceftobiprole, BAL30072, BAL101553 or BAL3833, is difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for isavuconazole, ceftobiprole, BAL30072, BAL101553 or BAL3833, if approved in a given country, could be significantly smaller than our estimates of the potential market opportunity. If the actual market for our products or product candidates, if approved in a given country, is significantly smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, healthcare payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do, as well as reducing the price at which we are able to sell our products.

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover, develop and obtain marketing approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in Europe, the United States and other jurisdictions. These organizations may have significantly greater resources than we do and conduct similar research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing of products that compete with our product candidates.

The competition in the market for antibiotics and antifungals is intense. If approved in the same geographic region, ceftobiprole will face competition from commercially available antibiotics such as vancomycin, marketed as a generic by Abbott Laboratories and others; linezolid, sold under the trade name Zyvox by Pfizer Inc., or Pfizer; daptomycin, sold under the trade name Cubicin by Cubist Pharmaceuticals, Inc. (since acquired by Merck & Co., Inc., or Merck); dalbavancin marketed by Durata Therapeutics, Inc. (since acquired by Allergan plc, or Allergan) as Dalvance; tedizolid, marketed as Sivextro by Cubist Pharmaceuticals, Inc. (since acquired by Merck); oritavancin, marketed by The Medicines Company as Orbactiv; quinupristin/dalfopristin, sold under the trade name Synercid by Pfizer; tigecycline, sold under the trade name Tygacil by Pfizer; telavancin, sold as Vibativ by Theravance Biopharma, Inc.; ceftaroline, sold under the trade name Teflaro by Forest Laboratories, Inc. (since acquired by Allergan); and generic trimethoprim/sulfamethoxazole. Many generic antibiotics are also currently prescribed to treat these infections. Moreover, a number of the antibiotic products that are competitors of ceftobiprole have composition of matter patents which have expired or will expire at dates ranging from 2016 to 2029. As these competitors lose patent protection, their manufacturers will likely decrease their promotional efforts. However, manufacturers of generic drugs will likely begin to produce some of these competing products and this could result in downward pressure on the price at which we are able to sell ceftobiprole and reduce our profit margins.

Similarly, if approved in the same geographic region, isavuconazole will face competition from commercially available antifungals such as fluconazole, sold under the trade name Diflucan in the United States by Pfizer and marketed as a generic by others; amphotericin B, marketed as AmBisome by Gilead Sciences, Inc.; voriconazole, marketed as Vfend by Pfizer and marketed as a generic by others; and caspofungin, marketed as Cancidas by Merck.

In oncology, the precise competition will depend largely on the clinical data obtained through development. This will then define the market and competition from commercially available products. However, based on the preclinical and clinical data today, an appropriate comparable market for BAL101553 could be those patients who are refractory to or for whom taxane agents (including paclitaxel, docetaxel and cabazitaxel) are inappropriate. These agents are sold by many generic companies but also sold under the trade names: Taxol (paclitaxel) by Bristol-Myers Squibb; Taxotere (docetaxel) by Sanofi Aventis; and Abraxane (paclitaxel) by Celgene.

The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

■	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;
■	obtain quicker regulatory approval;
■	establish superior proprietary positions;
■	have access to more manufacturing capacity;
■	implement more effective approaches to sales and marketing;
■	reduce the price of their products; or
■	form more advantageous strategic alliances.

Should any of the above occur, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing isavuconazole and ceftobiprole or such other products and product candidates that we develop if and when each one is approved in various jurisdictions.

We do not have an internal sales, marketing or distribution infrastructure and currently outsource these functions to Quintiles for the commercialization of ceftobiprole and planned commercial launch of isavuconazole in major European countries. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If the commercial launch of a product candidate for which we recruit or retain a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason or we incur costs in planning such activities through outsourcing, we would have prematurely or unnecessarily incurred these commercialization costs. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish a sales force and marketing and distribution capabilities, our operating results may be adversely affected.

Factors that may inhibit our efforts to commercialize our products on our own include:

■	our inability to recruit and retain adequate numbers of effective sales and marketing personnel or contract with third parties to provide such services;
■	the ability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;
■	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
■	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We have out-licensed commercialization rights of isavuconazole under the trade name CRESEMBA in the United States through our collaboration agreement with Astellas. In the future we may enter into commercialization arrangements with other collaborators for isavuconazole outside the United States or for our other products or product candidates. As a result of entering into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us may be lower than if we were to directly market and sell products in those markets. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us. In addition, we likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our products or product candidates.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approvals, if any, we may need to withdraw a marketed product from the market, abandon our development of a product candidate, the commercial profile of any approved label may be limited or we may be subject to other significant negative consequences.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in preclinical or early stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications. Occurrence of serious procedure-or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the EMA, FDA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

■	regulatory authorities may withdraw approvals of such product;
■	regulatory authorities may require additional warnings on the label;
■	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
■	we could be sued and held liable for harm caused to patients; and
■	our reputation and physician or patient acceptance of our products may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and to limit commercialization of any products that we may develop or in-license.

We face an inherent risk of product liability exposure related to the testing of treatments for bacterial and fungal infections, cancer and other diseases and any other product candidate that we may develop in human clinical trials and face an even greater risk when we commercially sell any products that we may develop or in-license. If we cannot successfully defend ourselves against claims that our products or product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

■	reduced resources of our management to pursue our business strategy;
■	decreased demand for any product candidates or products that we may develop;
■	injury to our reputation and significant negative media attention;
■	withdrawal of clinical trial participants;
■	significant costs to defend the related litigation;
■	substantial monetary awards to trial participants or patients;
■	loss of revenue; and
■	the inability to commercialize any products that we may develop.

We carry product liability and clinical trial insurance at an annual aggregate limit that we believe to be reasonable and subject to a per claim deductible. This amount of insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage when and if we receive additional marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause the trading price of our ADSs or common shares to decline.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions that may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

■	our available capital resources or capital constraints we experience;
■	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;
■	our receipt of approvals, if any, by the EMA, FDA and other regulatory agencies and the timing thereof;
■	other actions, decisions or rules issued by regulators;
■	our ability to access sufficient, reliable and affordable supplies of compounds used in the manufacture of our product candidates;
■	the efforts of our collaborators with respect to the commercialization of our products; and
■	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect our business, financial condition and results of operations may be harmed and the trading price of our ADSs or common shares may decline.

We depend on key personnel and attracting qualified management personnel, and our business could be harmed if we lose key personnel and cannot attract new personnel.

Our success depends, to a significant extent, on the performance and expertise of members of the senior management and on other key members of our management and scientific staff. We have endeavored to ensure that key personnel receive suitable incentives by establishing bonus systems and an employee stock option plan. However, there is intense competition for skilled personnel in the fields in which we operate, especially in Basel, Switzerland where we are headquartered and which is also the location of headquarters for Roche Holding AG and Novartis AG. The retention of such personnel cannot be guaranteed. Our ability to recruit and retain skilled personnel, especially in the areas of management and research and development, will be critical to our success. The loss of senior management or any such other employees or the failure to attract new highly qualified employees could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery or anti-corruption laws that apply in countries where we do business and may do business in the future, including the U.K. Bribery Act. The FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. We may in the future operate in jurisdictions that pose a high risk of potential FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, consultants, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations and monetary and injunctive penalties and could adversely impact our ability to conduct business, operating results and reputation.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our or our license or distribution partners’ dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the Securities and Exchange Commission, or SEC, and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, consultants or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, brand, international expansion efforts, ability to attract and retain employees, and business, prospects, operating results, and financial condition.

As a company headquartered in Switzerland, we are subject to government sanctions imposed on, certain persons and organizations relating to, certain persons and organizations with connections to Osama Bin Laden, the groups “Al Qaida” or the Taliban, certain persons in connection with the assassination of Rafik Hariri, or certain countries such as Iraq, Liberia, Myanmar (Burma), Zimbabwe, Côte d’Ivoire, Sudan, the Democratic Republic of the Congo, Belarus, the Democratic People’s Republic of Korea (North Korea), Lebanon, the Islamic Republic of Iran, Somalia, Guinea, Eritrea, Libya, Syria, Guinea-Bissau, the Central African Republic, Yemen, as well as measures to prevent the circumvention of international sanctions in connection with the situation in the Ukraine. Further, we are subject to Swiss rules against bribery of Swiss and foreign officials and against corrupt practices in dealing with business partners that are not officials, but private businesses. These rules against bribery and corrupt practices are applicable also with respect to our activities abroad and may result in criminal punishment of our employees, but also of our company. The failure to comply with these provisions may also result in damages claims or seizure of profits.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party contract research organizations, or CROs, to conduct, monitor and manage our preclinical and clinical programs, including the clinical trials of BAL30072 and BAL101553. We rely on these parties for execution of our preclinical studies and clinical trials and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP and good laboratory practices, which are regulations and guidelines enforced by the Competent Authorities of the Member States of the European Union, the FDA and comparable foreign regulatory authorities for all of our product candidates in preclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our preclinical studies and clinical trials may be deemed unreliable, and the EMA, FDA or other regulatory authorities may require us to perform additional preclinical studies and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely on third-party suppliers and other third parties for production of our products and product candidates and our dependence on these third parties may impair the advancement of our research and development programs, the development of our product candidates or the commercialization of our products.

We currently rely on and expect to continue to rely on third parties for the manufacturing and supply of chemical compounds, active pharmaceutical ingredients, or API, and semi-finished and finished drug products for commercial supply of our current marketed products and the supply for the preclinical studies and clinical trials of our product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our products or product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture products or product candidates ourselves. The facilities used by our contract manufacturers to manufacture our products or product candidates must be evaluated and approved by the EMA, FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our marketing application to the regulatory authority. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the EMA, FDA or others, we will not be able to secure and/or maintain regulatory approval for our products and product candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the EMA, FDA or a comparable foreign regulatory authority finds deficiencies with or fails to approve these facilities for the manufacture of our products or product candidates, we may need to find alternative manufacturing facilities, which would significantly affect our ability to develop, obtain regulatory approval for or market our products or product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

In addition, the fact that we are dependent on our suppliers and other third parties for the manufacture, storage and distribution of our products and product candidates means that we are subject to the risk that our products or our product candidates may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could result in recalls or regulatory enforcement action that could adversely affect our business, financial condition and results of operations.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, we cannot ensure that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

Our current and anticipated future dependence upon others for the manufacturing of isavuconazole, ceftobiprole, BAL30072, BAL101553, BAL3833 and any other product or product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We expect to depend on collaborations with third parties for the development of product candidates and commercialization of some of our products. Our prospects with respect to those products and product candidates will depend in part on the success of those collaborations.

We have licensed the rights to commercialize isavuconazole under the trade name CRESEMBA in the United States to Astellas. We have also entered an agreement with Stiefel, a GSK company, granting a license to Toctino know-how and transferring the assets and the business related to Toctino, for an initial payment and eligibility to receive an additional milestone payment and participate in U.S. net sales. We may also seek third-party collaborators for commercialization of isavuconazole outside the United States and the development and commercialization of ceftobiprole, BAL30072, BAL101553, BAL3833 or future product candidates. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We currently rely on a contract field force provided by Quintiles for sales and marketing of ceftobiprole and may utilize the same contract field force for the planned commercial launch of isavuconazole in major European countries. Our ability to successfully commercialize these products is dependent upon Quintiles performing its responsibilities and the continued cooperation of Quintiles, including its cooperation with our training of the contracted field force. Quintiles may not cooperate with us to perform its obligations under our agreement and we cannot control the amount and timing of Quintiles’ resources that will be devoted to the commercialization of our products.

We may derive revenue from upfront payments, research and development compensation, license fees, milestone payments and royalties under our collaboration agreements with Astellas, Stiefel and/or any other collaborative arrangement into which we enter. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, our collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms. As a result, we can expect to relinquish some or all of the control over the future success of a product candidate that we license to a third party. For an overview of our potential revenue from our collaborations with Astellas and Stiefel, see “Business—Collaborations.”

Collaborations involving our product candidates may pose a number of risks, including the following:

■	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
■	collaborators may not perform their obligations as expected or in compliance with applicable regulatory requirements;
■	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
■	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
■	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;
■	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;
■	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
■	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
■	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
■	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

The drug product and API for our products and product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the drug product or API, could materially and adversely affect our business.

We do not currently, and do not expect to in the future, manufacture our products or product candidates in our own facilities. We currently have a relationship with a supplier for the API of each of isavuconazole, ceftobiprole, BAL30072, BAL101553 and BAL3833. For certain components, ingredients and processes related to isavuconazole, ceftobiprole, BAL30072, BAL101553 and BAL3833, we are reliant upon single-source third-party contract manufacturing organizations. We do not currently have any alternative or additional suppliers for any of the manufacturing steps of our APIs, product candidates or products, other than the single sources we have currently established and contracted and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources, establishing relationships, transferring our technologies and receiving regulatory approval for the change of manufacturing site, if needed at a future point in time, would not result in significant delay in the commercial and clinical supply of our products or product candidates, which could delay development and lead to delay in commercialization or interruption of our commercial supply chains. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all, or such alternative suppliers may not receive the required regulatory approvals, or may not technically be able to successfully implement the technical processes required to manufacture in their facilities. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers, or having an interruption in commercial supply, could have a material adverse impact upon on our business.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology, products or product candidates, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States, the European Union and in certain additional foreign jurisdictions related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering this intellectual property. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, in these circumstances, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, we may not pursue or obtain patent protection in all major markets or may not obtain protection that enables us to prevent the entry of third parties onto the market. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our U.S. patents or pending U.S. patent applications, or that we were the first to file for patent protection of such inventions.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Legal and regulatory developments in the European Union and elsewhere may also result in clinical trial data submitted as part of an MAA becoming publicly available. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Third-party claims of intellectual property infringement may expose us to substantial liability or prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technology without alleged or actual infringement, misappropriation, or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our product candidates. Although we generally conduct certain freedom to operate search and review with respect to our product candidates, we cannot guarantee that any of our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ and utilize the services of individuals who were previously employed by, provided services to, or otherwise have access to confidential information of universities or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s, consultant’s or independent contractor’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming, and unsuccessful, and issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

Competitors may infringe our patents or the patents of our licensors. To counter such infringement, we may be required to file claims against those competitors, which can be expensive and time-consuming. If we or one of our licensing partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid, overbroad and/or unenforceable, or that we infringe the defendant’s patents. In patent litigation in the United States, defendant counterclaims alleging invalidity, overbreadth and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. A court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop a third party from using the technology in question on the grounds that our patents do not cover that technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, and we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

We may not have sufficient patent terms to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic medications.

The patent families protecting isavuconazole and isavuconazonium sulfate will expire in 2019 and 2020, respectively. We may have to rely on patent term extensions in the United States and Supplementary Protection Certificates (SPCs) in the European Union, as well as data protection, in order to secure anticipated future revenues and continue with our development plans.

The patent families protecting ceftobiprole and ceftobiprole medocaril will expire in 2017 and 2019, respectively. We may have to rely on patent term extensions in the United States and SPCs in the European Union, as well as data protection, in order to secure anticipated future revenues and continue with our development plans.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our reliance on government funding for certain of our programs adds uncertainty to our research and commercialization efforts with respect to those programs and may impose requirements that increase the costs of commercialization and production of product candidates developed under those government-funded programs.

The development of our intravenous formulation of the antibacterial product candidate BAL30072 was funded partially under a BARDA, or Biomedical Advanced Research and Development Authority, contract and the inhaled formulation will be funded in part by the iABC consortium. The iABC consortium is a consortium of researchers from academic and industry organizations, such as Queen’s University and Novartis Pharma A.G. The BARDA contract provided up to $17.0 million over a period ending September 30, 2015 in the form of reimbursement of agreed development costs. The total iABC funding for BAL30072 related work will be approximately EUR 11.0 million, of which we expect to contribute about half.

Contracts and grants funded by the government and governmental agencies include provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

■	terminate agreements, in whole or in part, for any reason or no reason;
■	reduce or modify the government’s obligations under such agreements without the consent of the other party;

■	claim rights, including intellectual property rights, in products and data developed under such agreements;
■	audit contract-related costs and fees, including allocated indirect costs;
■	suspend the contractor or grantee from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
■	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;
■	suspend or debar the contractor or grantee from doing future business with the government;
■	control and potentially prohibit the export of products;
■	pursue criminal or civil remedies under the False Claims Act, False Statements Act and similar remedy provisions specific to government agreements; and
■	limit the government’s financial liability to amounts appropriated by the U.S. Congress on a fiscal-year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

We may not have the right to prohibit the U.S. or foreign governments from using certain technologies developed by us, and we may not be able to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the U.S. or foreign governments. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts.

In addition, government contracts and grants, and subcontracts and subawards awarded in the performance of those contracts and grants, normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

■	specialized accounting systems unique to government contracts and grants;
■	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;
■	public disclosures of certain contract and grant information, which may enable competitors to gain insights into our research program; and
■	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

As an organization, we are relatively new to government contracting and new to the regulatory compliance obligations that such contracting entails. If we fail to maintain compliance with those obligations, we may be subject to potential liability and to termination of our contracts.

If we were to become a U.S. government contractor, we would be subject to financial audits and other reviews by the U.S. government of our costs and performance on their contracts, as well as our accounting and general business practices related to these contracts. Based on the results of its audits, the government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not had a material adverse effect on our financial condition or results of operations in the past, we cannot be certain that future audits and reviews will not have those effects.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Assuming the other requirements for patentability are met, in the United States prior to

March 15, 2013, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. The effects of these changes are currently unclear as the USPTO must still implement various regulations, the courts have yet to address any of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Additional competitors could enter the market with generic versions of our products, which may result in a material decline in sales of affected products.

Under the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit an NDA under section 505(b)(2) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. Hatch-Waxman also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if approved in the United States, competitors could file ANDAs for generic versions of isavuconazole, ceftobiprole, BAL30072, BAL101553 and BAL3833 or file 505(b)(2) NDAs that reference isavuconazole, ceftobiprole, BAL30072, BAL101553 and BAL3833, respectively. If there are patents listed for isavuconazole, ceftobiprole, BAL30072, BAL101553 and BAL3833 in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product and our results of operations and cash flows could be materially and adversely affected.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be obtained or independently developed by a competitor, our competitive position would be harmed.

Our reliance on our advisors, employees and third parties requires us to share our intellectual property and trade secrets, which increases the possibility that a competitor will discover them or that our intellectual property will be misappropriated or disclosed.

Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of these advisors, employees and third parties to use or disclose our confidential information, including our intellectual property and trade secrets. Despite the contractual provisions employed when working with these advisors, employees and third parties, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, are inadvertently incorporated into the product development of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how, intellectual property and trade secrets, a competitor’s discovery of our intellectual property or trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future, we may also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our intellectual property would impair our competitive position and have an adverse impact on our business.

If we fail to comply with the obligations in our intellectual property agreements, including those under which we license intellectual property and other rights from third parties, we could lose intellectual property rights that are important to our business.

We are a party to a number of intellectual property license and other agreements and may enter into additional such agreements in the future. These agreements may impose various diligence, commercialization, milestone payment, royalty, and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license. If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

We currently have rights to the intellectual property, through licenses from third parties and under patents that we own, to develop our product candidates. Because the development of our product candidates may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate, we may have to abandon development of that product candidate and our business and financial condition could suffer.

Risks Related to Our Organization, Structure and Operations

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of September 30, 2015, we had 253 full-time equivalents and we expect to significantly increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, including the commercialization of our products in the United States, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company, we will incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, listing requirements of The Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. As a foreign private issuer, we are not required to file quarterly reports with respect to our business, financial condition and results of operations. We currently make annual and semi-annual filings with respect to our listing on the SIX Swiss Exchange. Unless otherwise required by the Exchange Act or the listing rules of The Nasdaq Stock Market, we do not expect to file quarterly financial reports and will continue to file financial reports on an annual and semi-annual basis.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a U.S. public company that is subject to these rules and regulations, we may find it is more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a U.S. public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

Further, being a U.S. public company and a Swiss public company has an impact on disclosure of information and compliance with two sets of applicable rules. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cyber security incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical and commercialization activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our product research, development and commercialization efforts could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, contract manufacturing organizations, suppliers and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

■	fluctuations in foreign currency exchange rates;
■	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
■	potential changes to the accounting standards, which may influence our financial situation and results;
■	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

■	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;
■	difficulties in attracting and retaining qualified personnel;
■	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;
■	rapid changes in global government, economic and political policies and conditions; political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events; and potential failure in confidence of our suppliers or customers due to such changes or events; and
■	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

There are uncertainties regarding the interpretation and enforcement of the laws, rules and regulations of the People’s Republic of China, or PRC.

A portion of our research and development activities are conducted in the PRC and are governed by PRC laws, rules and regulations. Our PRC subsidiary is subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the operation of our subsidiary in China, the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce or its local counterparts, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies;, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions if the FIE is engaged in the industry listed in the “negative list,” which will be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce or its local counterparts, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact the operation of our subsidiary in China, our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations currently, and may in the future, involve the use of hazardous and flammable materials, including chemicals and medical and biological materials, and produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials or disposal of hazardous wastes, we could be held liable for any resulting damages, and any liability could exceed our resources.

Although we maintain accident insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We also maintain liability insurance for some of these risks, but our policy excludes pollution and has a coverage limit that we believe to be reasonable.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We may be exposed to significant foreign exchange risk. Exchange rate fluctuations may adversely affect the foreign currency value of our ADSs.

We incur portions of our expenses, and may in the future derive revenues, in currencies other than the Swiss Franc, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the Swiss Franc. Therefore, for example, an increase in the value of the Swiss Franc against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into Swiss francs at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. We expect that our ADSs will be quoted in U.S. dollars on The Nasdaq Global Market, and our common shares are trading in Swiss Francs on the SIX Swiss Exchange. Our financial statements are prepared in Swiss Francs. Fluctuations in the exchange rate between Swiss Francs and the U.S. dollar will affect, among other matters, the U.S. dollar value and the Swiss Franc value of our common shares and ADSs. The value of the Swiss franc against the euro, U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by Switzerland, the Eurozone and other non-U.S. governments. Specifically, on January 15, 2015, the Swiss National Bank changed its policy of upholding a maximum limit of the value of the Swiss franc to the euro. Following the removal of that limit, the Swiss franc has experienced significant volatility, and it remains unclear what further fluctuations may occur or what impact this will have on the currency.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. The JOBS Act provisions include:

■	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;
■	an exemption from compliance with the auditor attestation requirement of Section 404, on the design and effectiveness of our internal controls over financial reporting;
■	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
■	reduced disclosure about the company’s executive compensation arrangements; and
■	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available exemptions. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: the last day of the fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a “large accelerated filer,” with more than $700 million in market value of our share capital held by non-affiliates; or the issuance by us of more than $1 billion of non-convertible debt over a three-year period.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements. We cannot predict whether investors will find our ADSs less attractive if we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the market price of our ADSs may be more volatile.

In addition, although the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, we have irrevocably elected not to avail ourselves of this extended transition period. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Risks Related to This Offering and Ownership of Our Common Shares and ADSs

There has been no public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this offering, while our common shares have been traded on the SIX Swiss Exchange since March 2004, there has been no public market for our ADSs or the common shares in the United States. Although we anticipate our ADSs being approved for listing on Nasdaq, an active trading market for our ADSs may never develop or be sustained following this offering. The initial public offering price of our ADSs will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our ADSs or common shares after this offering. In the absence of an active trading market for our ADSs or common shares, investors may not be able to sell their ADSs at or above the initial public offering price or at the time that they would like to sell.

The market price for our ADSs and common shares may be volatile or may decline regardless of our operating performance, an active public trading market may not be sustained following this offering and you may not be able to resell our ADSs at or above the public offering price.

If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the public offering price. The trading price of our ADSs may fluctuate, and the trading price of our common shares is likely to continue to fluctuate, substantially. The trading price of our securities depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, although we anticipate our ADSs will be approved for listing on Nasdaq and our common shares are listed on the SIX Swiss Exchange, we cannot assure you that a trading market for our securities will be maintained.

The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

■	actual or anticipated fluctuations in our financial condition and operating results;
■	actual or anticipated changes in our growth rate relative to our competitors;

■	competition from existing products or new products that may emerge;
■	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;
■	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
■	issuance of new or updated research or reports by securities analysts;
■	fluctuations in the valuation of companies perceived by investors to be comparable to us;
■	price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs and/or common shares;
■	additions or departures of key management or scientific personnel;
■	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
■	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
■	announcement or expectation of additional debt or equity financing efforts;
■	sales of our common shares or ADSs by us, our insiders or our other shareholders; and
■	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or common shares and may otherwise negatively affect the liquidity of our ADSs and common shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Future sales of common shares or ADSs by existing shareholders could depress the market price of our ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of common shares or ADSs in the public market, the trading price of our ADSs or common shares could decline significantly and could decline below the public offering price of our ADSs in this offering. Upon completion of this offering, we will have outstanding             common shares (including the common shares underlying our ADSs), approximately             of which are subject to the 90-day contractual lock-up referred to above. Cowen and Company, LLC and Guggenheim Securities, LLC may permit our officers, directors, employees and current shareholders to sell shares prior to the expiration of the lock-up agreements. For more information on the lock-up agreements, see the section of this prospectus titled “Underwriting.”

After the lock-up agreements pertaining to this offering expire, and based on the number of common shares outstanding upon completion of this offering (including the common shares underlying our ADSs), additional shares will be eligible for sale in the public market, all of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended. In addition, the common shares subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans and common shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. We plan to file a registration statement with the SEC covering common shares available for future issuance under our equity incentive plans. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of our ADSs or common shares.

If you purchase ADSs in this offering, you will experience substantial and immediate dilution.

If you purchase our ADSs in this offering, you will experience substantial and immediate dilution of $         (CHF         ) per ADS in the net tangible book value after giving effect to this offering at an assumed public offering price of $         per ADS, the closing price of our common shares on the SIX Swiss Exchange on                     , 2015, because the price that you pay will be substantially greater than the net tangible book value per ADS that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their common shares. You will experience additional dilution upon exercise of any outstanding warrants to purchase common shares under our equity incentive plans, or if we otherwise issue additional shares or ADSs below the public offering price. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus titled “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares and ADSs. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares and ADSs to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

U.S. holders of our ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of our ADSs may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of our ADSs. See “Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which may be determined in large part by reference to the market value of our ADSs, which may be volatile) from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. With respect to the 2015 taxable year and foreseeable future taxable years, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the current or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

The depositary for the ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of common shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. For further information, see ‘‘Description of American Depositary Shares—Fees and Expenses.’’

We do not expect to pay dividends in the foreseeable future.

Following shareholders’ approval in 2013, we made a capital distribution from reserve from capital contribution (Reserve aus Kapitaleinlagen) of CHF 5 per share or $5.35 per share, for an aggregate of CHF 47,955,180 ($51,267,030 based on the conversion rate as of June 21, 2013) that was distributed to the shareholders on June 21, 2013. Other than this distribution, we have not distributed capital or paid a dividend. We do not anticipate paying a dividend or distributing capital in the foreseeable future. We intend to retain all available funds and future earnings to fund the development and expansion of our business. The proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors and shareholders after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitation pursuant to Swiss law or by our articles of association. See “Description of Share Capital and Articles of Association.” Accordingly, investors cannot rely on dividend income from our common shares or ADSs and any returns on an investment in our common shares or ADSs will likely depend entirely upon any future appreciation in the price of our common shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of the common shares and our ADSs and trading volume could decline.

The trading market for the common shares and our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the common shares and our ADSs would be negatively affected. If one or more of the analysts who covers us downgrades the common shares or our ADSs or publishes incorrect or unfavorable research about our business, the price of the common shares and/or our ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the common shares or our ADSs, demand for our ADSs or common shares could decrease, which could cause the price of our ADSs and/or common shares and/or trading volume to decline.

We may be at risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying common shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to your right to cancel your ADSs and withdraw the underlying common shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying common shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of common shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our common shares.

In addition, you may not be able to cancel your ADSs and withdraw the underlying common shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities. See “Description of American Depositary Shares—Your Right to Receive the Shares Underlying Your ADSs.”

We are a holding company with no material direct operations.

We are a holding company with no material direct operations. As a result, we would be dependent on dividends, other payments or loans from our subsidiaries in order to pay a dividend. Our subsidiaries are subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.

Holders of ADSs may not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise their right to vote. Additionally, beneficial owners of our shares that are not registered in our shareholders register may not be able to exercise certain rights attached to the shares.

Except as described in this prospectus, holders of our ADSs will not be able to exercise voting rights attaching to the common shares evidenced by our ADSs. Holders of our ADSs will have the right to instruct the depositary with respect to the voting of the common shares represented by our ADSs. If we tell the depositary to solicit your voting instructions, the depositary is required to endeavor to carry out your instructions. If we do not tell the depositary to solicit your voting instructions (and we are not required to do so), you can still send instructions, and, in that case, the depositary may, but is not required to, carry out those instructions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Additionally, the financial rights attached to our shares transfer to a holder of these shares upon purchasing such shares in a stock market transaction. Any voting rights or rights related to voting rights only transfer once the acquirer has been registered in the shareholders register as shareholder of the shares concerned. A mere beneficial owner that is not directly registered in the shareholders register, can enjoy the financial rights, voting rights and rights related to voting rights only through the entity that acts as nominee or depositary for these shares and is recorded in the shareholders’ register as the record shareholder of these shares. The same is the case if you hold ADSs. Both, a nominee and a depositary, may not be willing exercise certain right attached to shares, namely those that require litigation or the like. Therefore, by not registering in the shareholders’ register, which requires direct holding of the shares, you may not be able to effectively exercise your rights as a shareholder.

You may not receive distributions on our common shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

We expect that the depositary for our ADSs will agree to pay to you or distribute the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, in accordance with the limitations that we expect will be set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our common shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to primarily consider the interests of our company, which may deviate from your interests as a shareholder. The board of directors of a Swiss company is thus not an agent of the shareholders. When interacting with shareholders and when exercising its rights and obligations that may impact shareholders, the board is however under an obligation to treat the shareholders equally and to apply the principle of proportionality, which allows our board of directors to deviate from strict equal treatment on solid grounds that are in the interest of our company. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Basel, Switzerland, or where the relevant member of our board of directors is domiciled. In case of breach of fiduciary duties by our board of directors, you may in most instances not be entitled to sue for damages to be paid to you directly, but only for damages to be paid to us. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Basel, Switzerland. See “Description of Share Capital and Articles of Association” and “Comparison of Delaware Law and Swiss Law.”

Our common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

We are organized under the laws of Switzerland. A further summary of applicable Swiss company law is contained in this prospectus, see “Description of Share Capital and Articles of Association” and “Comparison of Delaware Law and Swiss Law.” However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our jurisdiction of incorporation is Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute contains rules that determine the applicable law in original actions against us or our executive officers or members of our board of directors, which may not lead to the application of U.S. federal or state securities laws. Moreover, this statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

■	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
■	the judgment of such non-Swiss court has become final and non-appealable;
■	the judgment does not contravene Swiss public policy;
■	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
■	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” and “Comparison of Delaware Law and Swiss Law.”

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

As a U.S. public company, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters, including securities regulations applicable to issuers with shares primarily listed on the SIX Swiss Exchange pertaining in particular to the unselective disclosure of material information, the disclosure of information on corporate governance, and the disclosure of trading in securities by our members of the board and of management, and intend to furnish half yearly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD under the Exchange Act, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq.

Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. In addition, in accordance with Swiss law, we have opted not to implement a nominating committee. To this extent, our practice varies from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Our articles of association provide for an independent proxy holder elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We will need to reassess whether we qualify as a foreign private issuer as of June 30, 2016 (and at the end of our next second fiscal quarter thereafter). If we cease to be a foreign private issuer, we would need to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2017. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

A beneficial owner of our shares that is not registered in our shareholders register may not be able to exercise certain rights attached to the shares.

The financial rights attached to our shares transfer to a holder of these shares upon purchasing such shares in a stock market transaction. Any voting rights or rights related to voting rights only transfer once the acquirer has been registered in the shareholders register as shareholder of the shares concerned. A mere beneficial owner that is not directly registered in the shareholders register, can enjoy the financial rights, voting rights and rights related to voting rights only through the entity that acts as nominee or depositary for these shares and is recorded in the shareholders’ register as the record shareholder of these shares. The same is the case if you hold ADSs. Both, a nominee and a depositary, may not be willing exercise certain right attached to shares, namely those that require litigation or the like. Therefore, by not registering in the shareholders’ register, which requires direct holding of the shares, you may not be able to effectively exercise certain rights as a shareholder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

■	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;
■	our ability to advance product candidates into, and successfully complete, clinical trials;
■	our reliance on the success of isavuconazole, ceftobiprole, or our current product candidates, BAL30072, BAL101553 and BAL3833;
■	the timing or likelihood of regulatory filings and approvals;
■	the estimates of the size and characteristics of the markets that may be addressed by our products and product candidates;
■	the therapeutic benefits, safety and efficacy of our products and product candidates;
■	our ability to develop sales and marketing capabilities and/or to successfully commercialize, either by ourselves or through partnerships, isavuconazole and/or ceftobiprole;
■	the commercialization of our product candidates, if approved;
■	our ability to avoid disruption in clinical or commercial supply;
■	the pricing and reimbursement of our product candidates, if approved;
■	the implementation of our business model, strategic plans for our business, product candidates and technology;
■	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
■	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
■	costs associated with defending intellectual property infringement, product liability and other claims;
■	regulatory development in the United States, Europe and other jurisdictions;
■	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
■	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;
■	our ability to maintain and establish collaborations or obtain government funding;
■	the rate and degree of market acceptance of our product candidates;
■	developments relating to our competitors and our industry, including competing products;
■	our ability to effectively manage our anticipated growth;
■	our ability to attract and retain qualified employees and key personnel;
■	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
■	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;
■	our expected use of proceeds of the offering;
■	our estimates regarding our capital requirements and need for future financing; and
■	the future trading price of the ADSs and impact of securities analysts’ reports on these prices.

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. dollar. The average rate is calculated by using the average of the U.S. Federal Reserve Bank’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual period. On June 30, 2015, the exchange rate as reported by the U.S. Federal Reserve Bank was $1.00 to CHF 0.9346. Except as required by U.S. GAAP, in this prospectus, translations between CHF to U.S. dollars were made at the rate of $1.00 to CHF 0.9346, the official exchange rate quoted as of June 30, 2015 by the U.S. Federal Reserve Bank.

	Period- End	Average For Period	Low	High
	(CHF per U.S. dollar)
Year ended December 31:
2010	0.9369	1.0432	0.9369	1.1614
2011	0.9374	0.8861	0.7296	0.9755
2012	0.9155	0.9377	0.8949	0.9957
2013	0.8904	0.9268	0.8856	0.9814
2014	0.9934	0.9147	0.8712	0.9934
Month ended:
March 31, 2015	0.9712	0.9798	0.9553	1.0074
April 30, 2015	0.9410	0.9595	0.9358	0.9807
May 31, 2015	0.9404	0.9316	0.9146	0.9508
June 30, 2015	0.9346	0.9321	0.9188	0.9467
July 31, 2015	0.9636	0.9547	0.9411	0.9696
August 31, 2015	0.9681	0.9685	0.9347	0.9869
September 30, 2015	0.9773	0.9725	0.9614	0.9780
October 2015 (through October 2, 2015)	0.9684	0.9714	0.9684	0.9744

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering will be approximately $         million (or $         million if the underwriters exercise in full their over-allotment option), based on an assumed public offering price of $         per ADS, based on the closing price of our common shares of CHF             on the SIX Swiss Exchange on                     , 2015, set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 (CHF 0.9346) increase (decrease) in the assumed public offering price of $         per ADS, would increase (decrease) our net proceeds by $         (CHF         ), assuming an exchange rate of CHF 0.9346 per $1.00, and assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 100,000 increase (decrease) in the number of ADSs offered by us in this offering would increase (decrease) our net proceeds by $         (CHF          ), assuming an exchange rate of CHF 0.9346 per $1.00, and assuming the public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our ADSs and facilitate our access to the U.S. public equity markets. We intend to use approximately $         million to $         million of the net proceeds from this offering, for the following purposes:

■	$ - million to participate in a U.S. Phase 3 development program for ceftobiprole;
■	$ - million to support and expand the commercialization of isavuconazole and ceftobiprole;
■	$ - million to support post-approval pediatric studies approved by the EMA for isavuconazole and ceftobiprole in Europe; and
■	$ - million to advance our early stage oncology product candidates.

We expect to use the remainder of any net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, or invest in complementary businesses, technologies, products or assets. However, we have no current plan, commitments or obligations to do so. Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to access additional financing, the relative success and cost of our research, preclinical and clinical development programs and whether we are able to enter into future collaborations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

DIVIDEND POLICY

Following shareholders’ approval in 2013, we made a capital distribution from reserve from capital contribution (Reserve aus Kapitaleinlagen) of CHF 5 per share or $5.35 per share, for an aggregate of CHF 47,955,180 ($51,267,030 based on the conversion rate as of June 21, 2013) that was distributed to the shareholders on June 21, 2013. Other than this distribution, we have not distributed capital or paid a dividend. We do not anticipate paying a dividend or distributing capital in the foreseeable future. We intend to retain all available funds and future earnings to fund the development and expansion of our business. As a result, investors in our common shares or ADSs will benefit in the foreseeable future only if our common shares or ADSs appreciate in value.

All of the common shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding ordinary shares. See “Description of Share Capital and Articles of Association.”

Under Swiss law, any dividend must be approved by shareholders’. In addition, if the dividend is proposed by our board of directors, our auditors must confirm that the dividend proposal conforms to Swiss statutory law and our articles of incorporation. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (Gewinnvortrag) and may also make distributions from distributable reserves (frei verfügbare Reserven), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserve aus Kapitaleinlagen). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”

We are a holding company with no material direct operations. As a result, we would be dependent on dividends, other payments or loans from our subsidiaries in order to pay a dividend. Our subsidiaries are subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.

CAPITALIZATION

The balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements.

The following table sets forth our consolidated cash, cash equivalents and short-term investments and capitalization as of June 30, 2015 on:

■	an actual basis; and
■	an as adjusted basis to reflect our issuance and sale of ADSs in the offering at the public offering price of $ per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes beginning on page F-1, as well as the sections of this prospectus titled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	June 30, 2015
	Actual		As adjusted
		(in thousands)
Cash, cash equivalents and short term investments(1)	CHF	218,448	CHF

Equity:
Share capital		10,789
Additional paid in capital		896,191
Accumulated other comprehensive income/loss		(14,256)
Accumulated deficit		(848,675)

Total equity		44,049

Total capitalization	CHF	44,049	CHF

The number of common shares (including common shares represented by ADSs) that will be outstanding after the offering is based on the number of shares outstanding as of June 30, 2015 and does not include 1,274,872 common shares issuable only upon the exercise of stock options outstanding as of June 30, 2015 pursuant to our stock option plan, at a weighted average exercise price of CHF 78.23 per stock option.

(1)	As adjusted cash, cash equivalents and short-term investments represents actual cash and cash equivalents plus the net proceeds of this offering. Each $1.00 increase (decrease) in the assumed public offering price of $ per ADS, which is the last reported sale price of our common shares on the SIX Swiss Exchange as set forth on the cover page of this prospectus, would increase (decrease) our as adjusted cash and cash equivalents, as adjusted total shareholders’ equity attributable to owners of the Company and as adjusted total capitalization by CHF , assuming an exchange rate of CHF 0.9346 per $1.00, and assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each 100,000 increase (decrease) in the number of ADSs offered by us in this offering would increase (decrease) our as adjusted cash and cash equivalents, as adjusted total shareholders’ equity attributable to owners of the Company and as adjusted total capitalization by CHF , assuming an exchange rate of CHF 0.9346 per $1.00, and assuming a public offering price of per ADS, which is the last reported sale price of our common shares on the SIX Swiss Exchange as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

DILUTION

The balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements.

If you invest in the ADSs in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma as adjusted net tangible book value per ADS after this offering.

At June 30, 2015, we had a net tangible book value of CHF 43.9 million or $46.9 million, corresponding to a net tangible book value of CHF 4.07 or $4.35 per common share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by 10,789,027, the total number of our common shares outstanding at June 30, 2015.

After giving effect to the sale by us of the             ADSs offered by us in the offering at an assumed initial public offering price of $         per ADS, based on the closing price of our common shares of CHF         on the SIX Swiss Exchange on                     , 2015, set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (excluding reimbursement to the underwriters for certain expenses as set forth in the Underwriting Agreement), our pro forma as adjusted net tangible book value estimated at June 30, 2015 would have been approximately $        , representing $         per ADS. This represents an immediate increase in net tangible book value of $         per common share to existing shareholders and an immediate dilution in net tangible book value of $         per ADS to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing ADSs in this offering.

Assumed initial public offering price per ADS	$
Net tangible book value per ADS at June 30, 2015
Increase in net tangible book value per ADS attributable to new investors
As adjusted net tangible book value per ADS after the offering
Dilution per ADS to new investors
Percentage of dilution in net tangible book value per ADS for new investors

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per ADS, based on an assumed public offering price of $         per ADS, based on the closing price of our common shares of CHF         on the SIX Swiss Exchange on                     , 2015, set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value after this offering by $         per ADS and the dilution per ADS to new investors in the offering by $         per ADS, assuming an exchange rate of CHF 0.9346 per $1.00, and assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each 100,000 increase (decrease) in the number of ADS offered by us in this offering would increase (decrease) our as adjusted cash and cash equivalents, as adjusted total shareholders’ equity attributable to owners of the Company and as adjusted total capitalization by CHF         , assuming an exchange rate of CHF 0.9346 per dollar 1.00, and assuming a public offering price of per ADS, which is the last reported sale price of our common shares on the SIX Swiss Exchange as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

If the underwriters were to fully exercise their over-allotment option, the as adjusted net tangible book value would be per ADS after the offering would be $         per ADS, and the dilution per ADS to new investors would be $         per ADS.

If the underwriters exercise their over-allotment option in full, the following will occur:

■	the percentage of our ADSs held by existing shareholders will decrease to approximately % of the total number of our ADSs outstanding after this offering; and
■	the percentage of our ADSs held by new investors will increase to approximately % of the total number of our ADSs outstanding after this offering.

The above discussion and tables are based on our actual common shares outstanding as of June 30, 2015 on an as adjusted basis and excludes 1,971,114 of our common shares covered by additional awards available for future issuance under our articles of association, including 1,274,872 of our common shares issuable upon the exercise of options outstanding as of June 30, 2015 at a weighted average exercise price of CHF 78.23 per common share.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

MARKET INFORMATION

Our common shares have been trading on the SIX Swiss Exchange under the symbol “BSLN” since March 2004.

The following table sets forth for the periods indicated the reported high and low sale prices per common share on the SIX Swiss Exchange in Swiss Francs.

Period	High	Low
	(CHF)
Annual:
2010	78.91	48.06
2011	71.59	26.14
2012	48.75	32.13
2013	108.50	40.37
2014	129.80	79.75

Quarterly:
First Quarter 2013	56.53	40.37
Second Quarter 2013	72.90	47.60
Third Quarter 2013	84.20	66.30
Fourth Quarter 2013	108.50	76.80
First Quarter 2014	129.80	95.60
Second Quarter 2014	117.80	83.00
Third Quarter 2014	105.20	89.60
Fourth Quarter 2014	96.90	79.75
First Quarter 2015	125.50	89.00
Second Quarter 2015	139.30	109.40
Third Quarter 2015	126.50	90.35

Month ended:
April 2015	119.20	109.40
May 2015	139.30	110.60
June 2015	130.60	115.20
July 2015	126.50	100.30
August 2015	107.70	91.00
September 2015	102.50	90.35
October 2015 (through October 8, 2015)	98.05	92.65

On October 8, 2015, the last reported sale price of our common shares on SIX Swiss Exchange was CHF 96.90 per share.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2014 and 2013 and the balance sheet data as of December 31, 2014 and 2013 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the six months ended June 30, 2015 and 2014 and the balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in the future, and the results for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the full year ended December 31, 2015.

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
	2014		2013		2015		2014
	(in millions)
Statement of Operations Data*:
Revenue:
Contract revenue	CHF	42.1	CHF	40.5	CHF	24.4	CHF	20.2
Revenue from research and development services		0.4		0.4		0.4		0.0
Other revenue		0.1		0.4		0.2		0.0

Total revenue		42.6		41.4		25.0		20.3

Operating expenses:
Research and development, net		54.4		53.3		31.2		27.5
Selling, general and administrative		30.1		21.3		23.8		12.3

Total operating expenses		84.5		74.7		55.0		39.8

Operating loss		(41.8)		(33.3)		(30.0)		(19.5)
Interest income		0.4		0.4		0.1		0.2
Other financial income		0.4		0.2		2.0		0.1
Other financial expenses		(0.4)		(0.3)		(2.2)		(0.2)

Loss before taxes		(41.5)		(33.0)		(30.1)		(19.4)
Income taxes		(0.0)		(0.0)		(0.0)		(0.0)

Net loss	CHF	(41.5)	CHF	(33.0)	CHF	(30.1)	CHF	(19.4)

Net loss per share—basic and diluted(1)	CHF	(4.17)	CHF	(3.40)	CHF	(3.00)	CHF	(1.97)

Weighted average common shares outstanding—basic and diluted(1)		9,953,896		9,712,616		10,050,298		9,882,921

(1)	See Notes 12 and 14 to our financial statements as of June 30, 2015 and December 31, 2014 respectively, appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share.

*	Amounts in the table may not total as a result of rounding.

	June 30, 2015 (unaudited)		December 31,
			2014		2013
			(in millions)
Balance Sheet Data:
Cash and cash equivalents	CHF	136.9	CHF	156.1	CHF	118.9
Short-term investments		81.6		70.0		155.0
Working capital(1)		170.1		182.9		225.9
Total assets		248.9		257.4		299.8
Deferred revenue—current		49.5		43.4		38.8
Deferred revenue, less current portion		131.5		128.6		161.9
Total stockholders’ equity		44.0		57.9		70.9

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The Statement of Operations Data for the six months ended June 30, 2015 and 2014 and the balance sheet data as of June 30, 2015 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements.

Overview

We are a biopharmaceutical company focused on the research, development and commercialization of products targeting the medical challenge of resistance and non-response to current treatment options for fungal infections, bacterial infections and cancer. Overcoming resistance and non-response requires the development of novel agents that are more potent or have a new mechanism of action able to overcome diverse resistance mechanisms.

Our antifungal product, isavuconazole, is a broad-spectrum antifungal agent for the treatment of invasive mold infections. Isavuconazole was approved in March 2015 for the treatment of invasive aspergillosis and invasive mucormycosis in adults in the United States under the trade name CRESMBA® where it is marketed by our license partner Astellas Pharma, Inc., or Astellas. We expect to receive approval of our European marketing authorization application, or MAA, for isavuconazole for the treatment of invasive aspergillosis in adults and mucormycosis in adults for whom amphotericin B is inappropriate in the fourth quarter 2015, and we plan to commercialize isavuconazole ourselves in major European countries. Our lead antibacterial product, ceftobiprole, is a broad-spectrum antibiotic with activity against methicillin-resistant Staphylococcus aureus, or MRSA, and many Gram-negative pathogens including Pseudomonas spp. Ceftobiprole is approved in 13 European countries and Canada, and is marketed under the trade name Zevtera® or Mabelio®. Moreover, we developed and brought to market in Europe a dermatological product, Toctino® (alitretinoin), indicated for systemic use in severe chronic hand eczema unresponsive to potent topical corticosteroids. In July 2012, we entered into an agreement with Stiefel, a GSK company, granting a license to Toctino know-how and transferring the assets and the business related to Toctino, including all Toctino patent rights, trademarks and product registrations, for an initial payment of CHF 224.1 million and eligibility to receive an additional milestone payment and participate in the U.S. net sales.

In addition to these commercial-stage assets, we have a pipeline of early-stage anti-infective and oncology product candidates, including BAL30072, BAL101553 and BAL3833, that we plan to advance through preclinical and clinical development to further expand our portfolio of proprietary products that address areas of resistance and non-response. Given the overlapping prescriber base for these products and product candidates, we anticipate that we will be able to leverage the synergies to create an efficient commercial presence in the hospital environment.

We were founded on October 17, 2000, as a spin-off from F. Hoffmann-La Roche Ltd., or Roche, following its strategic decision to focus its research and development activities outside the areas of antibacterials, antifungals and dermatology. Since our inception in 2000, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, conducting research and development activities for our product candidates, developing partnerships, commercialization and advancing corporate development.

Moreover, since our inception in 2000, we have incurred significant operating losses. Our net loss was CHF 33.0 million for the year ended December 31, 2013, CHF 41.5 million for the year ended December 31, 2014 and CHF 30.1 million for the six months ended June 30, 2015. As of June 30, 2015, we had an accumulated deficit of CHF 848.7 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

■	advance our near-term commercial stage antifungal product, isavuconazole;
■	continue to advance our commercial stage antibiotic product, ceftobiprole;
■	progress our portfolio of additional product candidates through preclinical studies and clinical trials;
■	utilize our research and development capabilities to address areas of resistance and non-response; and
■	use our commercial synergies and research and development capabilities to foster business development.

We will not generate significant revenue from product sales unless and until we successfully commercialize our products and complete clinical development, obtain regulatory approval for and commercialize our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through potential additional collaborations with other companies or other strategic transactions, the sale of equity, debt financings or other capital sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with our business, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate additional product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Components of Our Results of Operations

Revenue

Substantially all of our revenue to date has been derived from contract revenue from our collaborations and revenue from research and development services.

In February 2010, we entered into a license, co-development and co-promotion agreement with Astellas for isavuconazole, which was amended in February 2014 and August 2015. We recognize revenue from all upfront license payments, research funding payments, non-substantive milestone payments and reimbursements of third-party costs under this arrangement. Under this agreement, we received a non-refundable upfront payment of CHF 67.5 million, net of CHF 7.5 million withholding tax. The CHF 67.5 million upfront payment was entirely allocated to the unit of accounting composed of the co-development services, the grant of the license to Astellas, and the participation in the joint steering committee and recognized as revenue over the period over which the services are rendered based on an input measure resulting in higher revenue recognized in the first years when more services were rendered. The period during which we have to satisfy our contractual performance obligations is expected to be until October 2020. Astellas’ responsibilities are primarily related to managing the clinical and non-clinical development, particularly the pivotal phase 3 trials. We are primarily responsible for managing the manufacturing process development, as well as the manufacturing and procurement of clinical supplies as related to the co-development services, and with respect to the joint steering committee, we are required to participate in those joint steering committee meetings, whereby we oversee the development, regulatory activities directed towards marketing approval, manufacturing and commercialization phases. We also have received non-refundable milestone payments from Astellas, which we deferred and are recognizing as contract revenue over the remaining expected period during which we have to satisfy our contractual performance obligations. Under the agreement with Astellas, we may receive milestone payments with a total of CHF 374.0 million, comprising up to CHF 84.0 million related to regulatory milestones and up to CHF 290.0 million related to sales milestones. The achievement and timing of the milestones depend on the success of development, approval and sales progress of the product in the future. We received CHF 12.0 million in 2014 and have received CHF 30.0 million in 2015 as of June 30, 2015 from these milestone payments upon United States filing and approval respectively.

In July 2012, we granted a license to know-how and transferred the assets and the business related to Toctino to Stiefel, a GSK Company. We received an initial non-refundable net upfront payment of GBP 145.6 million (CHF 224.1 million) and are eligible for an additional payment of at least GBP 30.0 million which could increase depending upon the date of the U.S. Food and Drug Administration, or FDA, approval of the product in the United States, and low double-digit percentage participation in U.S. net sales, beginning on the date of the first commercial sale of the product in the United States. The upfront payment was deferred and is recognized on a straight-line basis through August 2018 as contract revenue over the expected period during which we have to satisfy our contractual performance obligations.

Our ongoing obligations towards Stiefel are to provide operational, technical and scientific support, including the furnishing of information and discussion of topics related to preparation of market authorization applications, other regulatory activities, post-launch monitoring and safety requirements, commercialization, commercial supply chain, and manufacturing process and requirements related to the API and drug product.

We expect that any future revenue recognized under the collaboration agreements will fluctuate from reporting period to reporting period as a result of the uncertain timing of future milestone payments and the uncertain quantity of our services provided from quarter to quarter.

Operating Expenses

Research and Development Expenses, net

Research and development expenses, net, which include costs of research and development services incurred in connection with our collaboration agreements and research and development service agreements, consist primarily of costs incurred in connection with the discovery and development of our products and product candidates, which include:

■	personnel-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;
■	expenses incurred in connection with the preclinical and clinical development of our products and product candidates;
■	costs for third-party services in connection with clinical trials and research projects and under agreements with contract research organizations, or CROs;
■	payments that we make or receive related to our co-development arrangement for isavuconazole;
■	payments we made or received related to the contract with the Biomedical Advanced Research and Development Authority, or BARDA for the development of our antibiotic BAL30072;
■	costs for producing substance to be used in clinical trials and research projects and for process and formulation development activities under agreements with contract manufacturing organizations, or CMOs;
■	expenses for producing pharmaceutical material under agreements with CMOs that may be used for commercialization, subject to regulatory approval, and which was produced prior to obtaining regulatory approval or evidence being available that regulatory approval can reasonably be expected;
■	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and supplies; and
■	payments made under third-party licensing agreements.

Research and development costs are expensed as incurred. Costs of research and development equipment with alternative future uses are capitalized and depreciated over the equipment’s useful life.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

Our external research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors, CROs and CMOs, in connection with our preclinical and clinical development activities. We do not allocate employee costs because these costs are deployed across multiple product development programs and, as such, are not separately classified. Our facility related costs are allocated to research and development expenses using actual headcount.

The table below summarizes our research and development expenses incurred by development program for the six months ended June 30, 2015 and 2014 (unaudited):

	Six Months Ended June 30, (unaudited)				Change		% Change
	2015		2014
	(in millions)
Research and development expenses, net by product / product candidate:
Isavuconazole(1)	CHF	2.8	CHF	2.5	CHF	0.3	12%
Ceftobiprole		2.0		4.8		(2.8)	(58)%
BAL30072(2)		0.0		0.3		(0.3)	(100)%
BAL101553		1.5		0.6		0.9	150%
Other investigational compounds		1.8		0.8		1.0	125%
Unallocated expenses:
Personnel costs		15.3		13.7		1.6	12%
Facility related		1.6		1.6		0.0	0%
Other		6.2		3.2		3.0	94%

Research and development expenses, net	CHF	31.2	CHF	27.5	CHF	3.7	13%

(1)	Reported net of CHF 2.1 million and CHF 4.4 million of reimbursement from Astellas in the six months ended June 30, 2015 and 2014, respectively.
(2)	Reported net of CHF 3.6 million and CHF 3.3 million of reimbursement from BARDA in the six months ended June 30, 2015 and 2014, respectively.

The table below summarizes our research and development expenses incurred by development program for the years ended December 31, 2014 and 2013:

	Year Ended December 31,				Change		% Change
	2014		2013
	(in millions)
Research and development expenses, net by product / product candidate:
Isavuconazole(1)	CHF	3.1	CHF	0.0	CHF	3.1	100%
Ceftobiprole		8.7		8.5		0.2	2%
BAL30072(2)		0.5		3.0		(2.5)	(83)%
BAL101553		2.1		2.2		(0.1)	(5)%
Other investigational compounds		2.1		2.4		(0.3)	(13)%
Unallocated expenses:
Personnel costs		27.5		25.8		1.7	7%
Facility related		3.4		3.3		0.1	3%
Other		7.0		8.1		(1.1)	(14)%

Research and development expenses, net	CHF	54.4	CHF	53.3	CHF	1.1	2%

(1)	Reported net of CHF 6.2 million and CHF 14.0 million of reimbursement from Astellas in the years ended December 31, 2014 and 2013, respectively.
(2)	Reported net of CHF 9.5 million and CHF 0.0 million of reimbursement from BARDA in the years ended December 31, 2014 and 2013, respectively.

We expect that our expenses will increase substantially in connection with our planned clinical development and commercialization activities. At this time, we cannot reasonably estimate the costs for completing the clinical development of isavuconazole, ceftobiprole, BAL30072, BAL101553 or BAL3833.

The successful development and commercialization of our product candidates and products is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

■	commercialization and marketing of isavuconazole and ceftobiprole either ourselves or through our license and distribution partners worldwide;
■	conducting and successfully completing Phase 3 studies for ceftobiprole and applying for and obtaining marketing approval in the United States;
■	conducting and successfully completing our preclinical and clinical program to develop an inhaled formulation of our anti-infective product candidate BAL30072;
■	conducting and successfully completing our preclinical studies and clinical trials of our oncology product candidates BAL101553 and BAL3833;
■	applying for and obtaining marketing approval for BAL30072, BAL101553 and BAL3833;
■	protecting and maintaining our rights to our intellectual property portfolio;
■	maintaining and managing our commercial supply chain for our current products isavuconazole and ceftobiprole;
■	contracting for the manufacture of clinical supply and eventually commercial quantities of our products and product candidates; and
■	establishing sales, marketing and distribution capabilities to effectively market and sell our products.

Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase if we are required by the European Medicines Administration, or EMA, the Food and Drug Administration or FDA, or other regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates.

We may be unable to successfully commercialize isavuconazole and ceftobiprole, or develop and commercialize BAL30072, BAL101553, BAL3833 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a half yearly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment in us.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses mainly consist of expenses related to commercialization, marketing, market access, sales force, corporate management, legal, finance, human resources, business development, licensing and investor relations, including any personnel expenses (mainly comprising of salaries, related benefits and stock-based compensation expense for employees engaged in these functions). Our facility related costs are allocated to selling, general and administrative expenses using actual headcount. As of June 30, 2015, our subsidiaries in Germany, Italy and the United Kingdom supported our commercialization activities.

We expect our selling, general and administrative expenses will continue to increase related to our commercial activities for ceftobiprole in Europe, pre-launch and commercial activities for isavuconazole in Europe and as we prepare to become and operate as a U.S.-listed company.

Interest Income

Interest income consists primarily of interest earned by investing our cash reserves in short-term, interest-bearing deposit accounts.

Income Taxes

Since our inception, we have incurred tax loss carryforwards against which a valuation allowance has been recorded due to our uncertainty of realizing a benefit from those items. As of December 31, 2014 and 2013, we had net operating loss carryforwards of CHF 515.4 million and CHF 438.4 million, respectively, of which CHF 352.8 million will expire within the next five years.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned in accordance with Accounting Standard Codification (ASC) 605 “Revenue Recognition”. For agreements with multiple deliverables, we recognize revenue separately for each unit of accounting in accordance with ASC 605. A deliverable is separable if it is deemed to have standalone value to the customer, delivery and performance is considered probable, within a company’s control and the best estimate of selling price is determined in a way that is consistent with the price at which the Company would sell the deliverable if the item were to be sold separately.

We recognize revenue from the sale of our products when the following conditions are met: delivery has occurred; the price is fixed or determinable; the collectability is reasonably assured; and persuasive evidence of an arrangement exists. Product sales are recognized net of any sales and value added taxes and sales deductions. Allowances are recorded for estimated rebates, discounts, returns and charge backs. When we grant rights of return to our customers, sales returns are recorded at the time of sale. When we cannot reasonably estimate the amount of future sales returns, revenue is recognized only when the risk of product return has expired, and when we can reasonably estimate the amount of future sales returns. Sales returns are generally estimated and recorded based on historical sales and returns information. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field or potential other reasons, and the returns reserve is based on historical return trends by product and by market as a percent to gross sales.

Contract revenue

Contract revenue includes realized or realizable amounts from upfront and milestone payments in connection with licensing and distribution agreements and royalties. Contract revenue also includes consideration received or receivable for services provided by us in accordance with the respective agreement.

For agreements with multiple deliverables, we allocate the arrangement consideration, including upfront and milestone payments, to the separate deliverables based on the relative selling price of each deliverable under the agreements. We recognize revenue for each separately identified deliverable, as the revenue recognition criteria for each deliverable are fulfilled.

The amount of upfront and milestone payments under an agreement allocated to the grant of the license is recognized over the expected period during which we have to satisfy our contractual performance obligations, depending on the terms of the agreement. Milestone payments under license agreements are recognized in their entirety as revenue when the respective milestone is achieved, if such milestone meets the following criteria to be considered substantive: the milestone is commensurate with our performance to achieve the milestone; the milestone relates solely to past performance; and the milestone amount is reasonable relative to all deliverables and payment terms in the arrangement. Milestone payments under license agreements for which these criteria are not met are recognized as revenue over the estimated remaining agreement period.

Upfront and milestone payments under distribution agreements, which are allocated to the grant of the distribution right, are recognized over the estimated remaining agreement period, depending on the terms of the agreement.

Revenue related to royalties received from licensees is recognized when earned, meaning when the royalties can be reasonably estimated based on the sales of the underlying products and when collectability is reasonably assured. We consider sales-based milestone payments under license and distribution agreements as contingent considerations which are recognized based on achievement.

To the extent we receive payments, including non-refundable payments, in excess of the recognized revenue such excess is recorded as deferred revenue until the respective revenue is earned.

Revenue from research and development services

Revenue from research and development services provided by us is recorded as earned based on the performance requirements of the underlying contracts. The costs related to these services are primarily included in research and development expenses.

Stock-Based Compensation

We measure stock-based compensation awards granted to certain employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of these options, net of estimated forfeitures, over the requisite service period, which is the vesting period of the respective award. We allocate the stock-based compensation expenses over the vesting period of the award. For awards that consist of portions with different vesting periods, we recognize the compensation expense pro rata for each portion of the award over the respective vesting period of such portion.

We determine the costs of the stock-based compensation plan on the basis of the fair value of the equity instrument at grant date using a binomial model. The expected volatility was determined based on the historic volatility of our share price. The expected term of stock options granted was determined based on management’s best estimate of assumed future exercise patterns, considering both the historic exercise patterns and our expected future development.

Pension Obligations

We joined a single insurance collective pension plan that is fully insured and operated by an insurance company as of January 1, 2012, which covers the employees of Basilea Pharmaceutica

International Ltd., Basel, Switzerland. The regulations under the former pension foundation were fully integrated in the collective pension plan. The pension plan is fully reinsured and provides a guaranteed minimum return. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgment is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

Results of Operations

Comparison of the Six Months Ended June 30, 2015 and June 30, 2014

The following table summarizes the results of our operations for the six months ended June 30, 2015 and 2014, together with the changes to those items*:

	Six Months Ended June 30, (unaudited)
	2015		2014		Change		% Change
	(in millions)
Contract revenue	CHF	24.4	CHF	20.2	CHF	4.2	21%
Revenue from research and development services		0.4		0.0		0.4	nm
Other revenue		0.2		0.0		0.2	nm

Total revenue		25.0		20.3		4.7	23%

Research and development expenses, net		31.2		27.5		3.7	14%
Selling, general and administration expenses		23.8		12.3		11.5	93%

Total operating expenses		55.0		39.8		15.2	38%

Operating loss		(30.0)		(19.5)		(10.5)	54%
Interest income		0.1		0.2		(0.1)	(39)%
Other financial income		2.0		0.1		1.9	nm
Other financial expenses		(2.2)		(0.2)		(2.0)	nm

Loss before taxes		(30.1)		(19.4)		(10.7)	55%
Income taxes		(0.0)		(0.0)		0.0	35%

Net loss	CHF	(30.1)	CHF	(19.4)	CHF	(10.7)	55%

Basic and diluted net loss per share	CHF	(3.00)	CHF	(1.97)	CHF	(1.03)	52%

*	Reported sub-totals, totals and changes stated in millions of Swiss Francs and percentage changes may not calculate according to the respective component amounts as a result of rounding.

Revenue was CHF 25.0 million for the six months ended June 30, 2015, compared to CHF 20.3 million for the six months ended June 30, 2014. The increase of CHF 4.7 million, or 23%,

resulted from an increase of CHF 3.9 million of revenue recognized under our agreement with Astellas, an increase of CHF 0.3 million of revenue recognized under our agreement with Stiefel and an increase of CHF 0.5 million in research and development services and other revenues.

Under our agreement with Astellas, we recognized revenue of CHF 5.6 million and CHF 1.7 million for the six months ended June 30, 2015 and 2014, respectively. The CHF 3.9 million increase is related to royalty revenues and the recognition of contract revenue from Astellas in connection with the upfront payment of CHF 67.5 million in 2010, which we recognize over the remaining expected period during which we have to satisfy our contractual performance obligations and the milestone payments of CHF 12.0 million in 2014 and CHF 30.0 million in 2015. Amounts recorded as deferred revenue under our agreement with Astellas totaled CHF 62.9 million and CHF 28.7 million as of June 30, 2015 and 2014, respectively.

Under our agreement with Stiefel, we recognized revenue of CHF 18.8 million and CHF 18.5 million for the six months ended June 30, 2015 and 2014, respectively. Revenues in both periods relate to the upfront payment of CHF 224.1 million in 2012. Amounts recorded as deferred revenue under our agreement with Stiefel totaled CHF 118.1 million and CHF 152.6 million as of June 30, 2015 and 2014, respectively.

Research and Development Expenses, net

The following table summarizes our research and development expenses for the six months ended June 30, 2015 and 2014, together with the changes to those items*:

	Six Months Ended June 30, (unaudited)
	2015		2014		Change		% Change
	(in millions)
Research and development expenses, net by product / product candidate:
Isavuconazole(1)	CHF	2.8	CHF	2.5	CHF	0.3	12%
Ceftobiprole		2.0		4.8		(2.8)	(58)%
BAL30072(2)		0.0		0.3		(0.3)	(100)%
BAL101553		1.5		0.6		0.9	150%
Other investigational compounds		1.8		0.8		1.0	125%
Unallocated expenses:
Personnel costs		15.3		13.7		1.6	12%
Facility related		1.6		1.6		0.0	0%
Other		6.2		3.2		3.0	94%

Research and development expenses, net	CHF	31.2	CHF	27.5	CHF	3.7	14%

(1)	Reported net of CHF 2.1 million and CHF 4.4 million of reimbursement from Astellas in the six months ended June 30, 2015 and 2014, respectively.
(2)	Reported net of CHF 3.6 million and CHF 3.3 million of reimbursement from BARDA in the six months ended June 30, 2015 and 2014, respectively.
*	Reported sub-totals, totals and changes stated in millions of Swiss Francs and percentage changes may not calculate according to the respective component amounts as a result of rounding.

Research and development expenses for the six months ended June 30, 2015 were CHF 31.2 million, compared to CHF 27.5 million for the six months ended June 30, 2014. The increase of CHF 3.7 million, or 14%, was mainly due to the following:

Isavuconazole program costs, net increased by CHF 0.3 million, or 12%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to a CHF 0.8 million increase in medical affairs activities to support the preparations of the commercialization in major European countries, and a CHF 0.3 million increase in other program-related costs, which were partly offset by CHF 0.8 million lower costs for purchases of active pharmaceutical ingredient of the compound and related manufacturing activities.

Ceftobiprole program costs decreased by CHF 2.8 million, or 58%, for the six months ended June 30, 2015 as compared to the same period in 2014 due to our commencement of commercialization at the end of 2014 and therefore shifting certain supply chain-related costs amounting to CHF 3.4 million to selling, general and administrative expenses, as well as resulting in CHF 0.2 million lower regulatory costs, which were partly offset by a CHF 0.8 million increase in medical affairs and microbiology activities to support the commercialization in major European markets.

BAL30072 program costs decreased by CHF 0.3 million, or 100%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to BARDA covering the ongoing clinical development costs in 2015.

BAL101553 program costs increased by CHF 0.9 million, or 150%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to the progress of the clinical development program into Phase 2a leading to CHF 0.5 million higher CRO and data management clinical study costs and CHF 0.4 million higher costs for supporting analysis and analytical services.

Costs in developing other investigational compounds increased by CHF 1.0 million, or 125%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly driven by our entrance into a license agreement for panRAF kinase inhibitors to strengthen our early stage oncology pipeline.

Personnel costs increased by CHF 1.6 million, or 12%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to increased personnel to support the ongoing clinical development programs, the commercialization of ceftobiprole, the preparations of the commercialization of isavuconazole in major European markets amounting to CHF 1.1 million, and CHF 0.5 million increase in stock-based compensation expenses.

Other research and development expenses increased by CHF 3.0 million, or 94%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to the CHF 2.3 million research and development related portion of the payment we made to Losan Pharma GmbH, or Losan, in 2015, and of CHF 0.7 million of other increases.

Selling, General and Administrative Expenses

The following table summarizes our selling, general and administrative expenses for the six months ended June 30, 2015 and 2014, together with the changes to those items*:

	Six Months Ended June 30, (unaudited)				Change		% Change
	2015		2014
	(in millions)
Isavuconazole sales and marketing expenses	CHF	1.5	CHF	0.2	CHF	1.3	650%
Ceftobiprole sales and marketing expenses		3.3		1.0		2.3	230%
Contract sales organization		4.6		—		4.6	nm
Personnel costs		10.1		7.9		2.2	28%
Facility related		0.7		0.6		0.1	17%
Other selling, general and administrative expenses		3.6		2.6		1.0	38%

Total selling, general and administrative expenses	CHF	23.8	CHF	12.3	CHF	11.5	93%

*	Reported sub-totals, totals and changes stated in millions of Swiss Francs and percentage changes may not calculate according to the respective component amounts as a result of rounding.

Selling, general and administrative expenses were CHF 23.8 million for the six months ended June 30, 2015 compared to CHF 12.3 million for the six months ended June 30, 2014. The increase of CHF 11.5 million, or 93%, was mainly due to the following:

Isavuconazole sales and marketing expenses increased by CHF 1.3 million, or 650%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to the preparation of pricing and reimbursement dossiers for the major European markets amounting to CHF 0.8 million and CHF 0.5 million increased costs related to our pre-commercial activities.

Ceftobiprole sales and marketing expenses increased by CHF 2.3 million, or 230%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to our commercial activities in major European markets and increased costs of CHF 2.1 million in manufacturing and logistics costs and CHF 0.2 million for a promotional campaign.

Expenses for our contract sales organization were CHF 4.6 million for the six months ended June 30, 2015 as compared to nil for the same period in 2014 due to an agreement which we entered into in July 2014 under which the contract sales organization provides a dedicated field force of sales representatives, medical science liaisons and market access support staff for the commercialization of ceftobiprole in Germany which began at the end of 2014, and in France, Italy and the United Kingdom in April 2015.

Personnel costs increased by CHF 2.2 million, or 28%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to increased personnel and increased costs of CHF 1.7 million related to the commercialization of ceftobiprole and the preparation of the commercialization of isavuconazole in major European markets, as well as a CHF 0.5 million increase in stock-based compensation expenses.

Facility related sales and marketing expenses increased by CHF 0.1 million, or 17%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to a higher allocation of costs due to the greater number of personnel in commercial operations.

Other selling, general and administrative expenses increased by CHF 1.0 million, or 38%, for the six months ended June 30, 2015 as compared to the same period in 2014 mainly due to the CHF 0.8 million selling, general and administrative related portion of the payment we made to Losan in 2015, CHF 0.5 million on the write off of ceftobiprole inventory, partly offset by CHF 0.4 million lower consulting and other outside service expenses and CHF 0.1 million of other increases.

Non-operating Income and Expense

Interest income on our cash and short-term investments amounted to CHF 0.1 million and CHF 0.2 million for the six months ended June 30, 2015 and 2014, respectively.

Other financial income includes the results of currency gains of CHF 2.0 million and CHF 0.1 million for the six months ended June 30, 2015 and 2014, respectively. The CHF 1.9 million increase is mainly due to unrealized and realized foreign exchange gains for liabilities and expenses denominated in Euro and GBP.

Other financial expenses includes currency losses, bank charges and other financial charges in aggregate amounting to CHF 2.2 million and CHF 0.2 million for the six months ended June 30, 2015 and 2014, respectively. The CHF 2.0 million increase is mainly due to unrealized and realized foreign exchange losses for assets denominated in Euro and USD.

Comparison of the Years Ended December 31, 2014 and December 31, 2013

The following table summarizes the results of our operations for the years ended December 31, 2014 and 2013, together with the changes to those items*:

	Year Ended December 31,
	2014		2013		Change		% Change
			(in millions)
Contract revenue	CHF	42.1	CHF	40.5	CHF	1.6	4%
Revenue from research and development services		0.4		0.4		(0.0)	(3)%
Other revenue		0.1		0.4		(0.3)	(68)%

Total revenue		42.6		41.4		1.3	3%

Research and development expenses, net		54.4		53.3		1.0	2%
Selling, general and administration expenses		30.1		21.3		8.8	41%

Total operating expenses		84.5		74.7		9.8	13%

Operating loss		(41.8)		(33.3)		(8.5)	26%
Interest income		0.4		0.4		0.0	(2)%
Other financial income		0.4		0.2		0.2	71%
Other financial expenses		(0.4)		(0.3)		(0.1)	44%

Loss before taxes		(41.5)		(33.0)		(8.5)	26%
Income taxes		(0.0)		(0.0)		0.0	(4)%

Net loss	CHF	(41.5)	CHF	(33.0)	CHF	(8.5)	26%

Basic and diluted net loss per share	CHF	(4.17)	CHF	(3.40)	CHF	(0.77)	23%

*	Reported sub-totals, totals and changes stated in millions of Swiss Francs and percentage changes may not calculate according to the respective component amounts as a result of rounding.

Revenue

Revenue was CHF 42.6 million compared to CHF 41.4 million for the years ended December 31, 2014 and 2013, respectively. The increase of CHF 1.3 million, or 3%, resulted from an increase of CHF 1.6 million of contract revenue offset by a CHF 0.3 million decrease in research and development services and other revenues.

Under our agreement with Astellas, we recognized revenue of CHF 5.2 million and CHF 3.6 million for the years ended December 31, 2014 and 2013, respectively. Amounts recorded as deferred revenue under our agreement with Astellas totaled CHF 37.9 million and CHF 29.7 million as of December 31, 2014 and 2013, respectively.

Under our agreement with Stiefel, we recognized revenue of CHF 36.9 million for each of the years ended December 31, 2014 and 2013. Amounts recorded as deferred revenue under our agreement with Stiefel totaled CHF 134.1 million and CHF 171.1 million as of December 31, 2014 and 2013, respectively.

Research and Development Expenses

The following table summarizes our research and development expenditure for the years ended December 31, 2014 and 2013, together with the changes to those items*:

	Year Ended December 31,				Change		% Change
	2014		2013
	(in millions)
Research and development expenses, net by product / product candidate:
Isavuconazole(1)	CHF	3.1	CHF	0.0	CHF	3.1	nm
Ceftobiprole		8.7		8.5		0.2	2%
BAL30072(2)		0.5		3.0		(2.5)	(83)%
BAL101553		2.1		2.2		(0.1)	(5)%
Other investigational compounds		2.1		2.4		(0.3)	(13)%
Unallocated expenses:
Personnel costs		27.5		25.8		1.7	7%
Facility related		3.4		3.3		0.1	3%
Other		7.0		8.1		(1.1)	(14)%

Research and development expenses, net	CHF	54.4	CHF	53.3	CHF	1.1	2%

(1)	Reported net of CHF 6.2 million and CHF 14.0 million of reimbursement from Astellas in the years ended December 31, 2014 and 2013, respectively.
(2)	Reported net of CHF 9.5 million and CHF 0.0 million of reimbursement from BARDA in the years ended December 31, 2014 and 2013, respectively.

*	Reported sub-totals, totals and changes stated in millions of Swiss Francs and percentage changes may not calculate according to the respective component amounts as a result of rounding.

Research and development expenses in 2014 were CHF 54.4 million as compared to CHF 53.3 million in 2013. The increase of CHF 1.1 million, or 2%, was mainly due to the following:

Isavuconazole program costs were CHF 3.1 million in 2014 as compared to nil in 2013 mainly due to CHF 2.4 million in the purchases of active pharmaceutical ingredient, additional costs related to the preparation of the regulatory filing amounting to CHF 0.5 million and a CHF 0.2 million increase in other program costs.

Ceftobiprole program costs increased by CHF 0.2 million, or 2%, in 2014 as compared to 2013 mainly due to CHF 1.0 million higher expenses related to the regulatory review in the European Union in 2014 and, CHF 1.6 million of medical, scientific and pharmacovigilance support for the launch at the end of 2014, which were partly offset by CHF 0.7 million lower costs for data management to prepare for the filing in the European Union, CHF 0.5 million lower expenses for drug product manufacturing, CHF 0.2 million lower costs for supporting in vitro studies and the shift of certain manufacturing related expenses to selling, general and administrative expenses amounting to CHF 1.0 million.

BAL30072 program costs decreased by CHF 2.5 million, or 83%, in 2014 as compared to 2013 mainly due to the agreement with BARDA under which BARDA covered the majority of the ongoing clinical development costs and costs to manufacture the compound in 2014.

BAL101553 program costs decreased by CHF 0.1 million, or 5%, in 2014 as compared to 2013 reflecting the ongoing clinical development.

Other investigational compound costs decreased by CHF 0.3 million, or 13%, in 2014 as compared to 2013 with the ongoing work in our early stage project portfolio.

Personnel costs increased by CHF 1.7 million, or 7%, in 2014 as compared to 2013 mainly due to CHF 1.4 million higher stock-based compensation expenses and annual salary increases.

Facility related expenses increased by CHF 0.1 million, or 3%, in 2014 as compared to 2013 mainly due to headcount-based allocation of facility related expenses.

Other operating expenses decreased by CHF 1.1 million, or 14%, in 2014 as compared to 2013 mainly due to CHF 0.5 million lower freight and custom expenses and CHF 0.6 million of other reductions.

Selling, General and Administrative Expenses

The following table summarizes our selling, general and administrative expenses for the years ended December 31, 2014 and 2013, together with the changes to those items*:

	Year Ended December 31,				Change		% Change
	2014		2013
	(in millions)
Isavuconazole sales and marketing expenses	CHF	0.6	CHF	–	CHF	0.6	nm
Ceftobiprole sales and marketing expenses		4.5		0.9		3.6	400%
Contract sales organization		1.3		–		1.3	nm
Personnel costs		17.0		14.4		2.6	18%
Facility related		1.2		1.3		(0.1)	(8)%
Other selling, general and administrative expenses		5.5		4.7		0.8	17%

Total selling, general and administrative expenses	CHF	30.1	CHF	21.3	CHF	8.8	41%

*	Reported sub-totals, totals and changes stated in millions of Swiss Francs and percentage changes may not calculate according to the respective component amounts as a result of rounding.

Selling, general and administrative expenses were CHF 30.1 million in 2014 as compared to CHF 21.3 million in 2013. The increase of CHF 8.8 million, or 41%, was mainly due to the following:

Isavuconazole sales and marketing expenses increased by CHF 0.6 million in 2014 as compared to 2013 mainly due to market research and the start of pricing and reimbursement activities to prepare the commercialization of isavuconazole in major European markets expected to start in early 2016.

Ceftobiprole sales and marketing expenses increased by CHF 3.6 million, or 400%, in 2014 as compared to 2013 mainly due to the preparation and the commencement of the commercialization in major European countries at the end of 2014, including CHF 1.9 million costs for the promotional campaign and CHF 0.7 million costs for pricing and reimbursement activities, as well as the shift of certain manufacturing related expenses to selling, general and administrative expenses amounting to CHF 1.0 million.

Expenses for our contract sales organization were CHF 1.3 million in 2014 as compared to nil in 2013 mainly due to our execution of the agreement with our field force provider related to the commercialization of ceftobiprole.

Personnel costs increased by CHF 2.6 million, or 18%, in 2014 as compared to 2013 mainly due to CHF 1.4 million increased personnel and additional costs related to the commercialization of ceftobiprole and a CHF 1.2 million increase in stock-based compensation expense.

Facility related sales and marketing expenses decreased by CHF 0.1 million, or 8%, in 2014 as compared to 2013 mainly due to cost improvement initiatives in our facility department.

Our other selling, general and administrative expenses increased by CHF 0.8 million, or 17%, in 2014 as compared to 2013 mainly due to higher business, finance and legal consulting costs related to the preparation and commercialization of ceftobiprole in major European markets.

Non-Operating Income and Expense

Interest income on our cash and short-term investments amounted to CHF 0.4 million in each of 2014 and 2013.

Other financial income includes the amounts of currency gains of CHF 0.4 million and CHF 0.2 million in 2014 and 2013, respectively, arising from unrealized and realized foreign exchange gains for liabilities and expenses denominated in Euro and GBP.

Other financial expenses includes currency losses, bank charges and other financial charges in aggregate amounting to CHF 0.4 million and CHF 0.3 million for the 2015 and 2014, respectively.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have funded our operations to date principally with proceeds from the sale of common stock and through collaborations. Although we have generated revenue from our collaboration agreements, we have only recently started to commercialize one product, ceftobiprole, while our other product candidates are in various phases of clinical development and under regulatory review.

As of June 30, 2015, we had cash, cash equivalents and short-term investments of CHF 218.4 million. Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of collaborations, strategic alliances, marketing, distribution or licensing arrangements with third parties, equity offerings, debt financings, and funding from local and international government entities and non-government organizations in the disease areas addressed by our product candidates.

We believe that our existing cash and cash equivalents as of June 30, 2015 will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months, without giving effect to any anticipated proceeds from this offering. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Cash Flows

Comparison of the Six Months Ended June 30, 2015 and June 30, 2014 and the Years Ended December 31, 2014 and December 31, 2013

	Six Months Ended June 30, (unaudited)				Year Ended December 31,
	2015		2014		2014		2013
	(in millions)
Cash used in operating activities	CHF	(19.3)	CHF	(44.9)	CHF	(71.5)	CHF	(59.5)
Cash provided by (used in) investing activities		(12.0)		39.4		83.7		(36.2)
Cash provided by (used in) financing activities		12.5		17.5		24.9		(9.5)
Effect of exchange rate changes on cash and cash equivalents		(0.5)		(0.0)		0.1		0.1

Net increase (decrease) in cash and cash equivalents	CHF	(19.2)	CHF	12.0	CHF	37.2	CHF	(105.1)

Operating activities

During the six months ended June 30, 2015, operating activities used CHF 19.3 million of cash, primarily resulting from our net loss of CHF 30.1 million, offset by cash provided by our operating assets and liabilities of CHF 5.6 million and by non-cash stock-based compensation, depreciation and amortization charges of CHF 5.2 million. Net cash provided in our operating assets and liabilities for the six months ended June 30, 2015 consisted primarily of a CHF 9.0 million increase in deferred revenue related to achievement of a United States approval in our collaboration agreement with Astellas, a CHF 2.4 million decrease in accrued expenses, a CHF 3.3 million decrease in other receivables and a net CHF 4.4 million increase in other working capital accounts. The decrease in accrued expenses was due to lower accruals for research and development activities, lower employee cash bonus accruals and higher marketing accruals due to increased commercialization activities. The decrease in other receivables resulted from an increase of other receivables of CHF 2.2 million as of June 30, 2015 under the agreement with BARDA for the development of BAL30072.

During the six months ended June 30, 2014, operating activities used CHF 44.9 million of cash, primarily resulting from our net loss of CHF 19.4 million together with cash used in our operating assets and liabilities of CHF 29.6 million, offset by non-cash stock-based compensation and depreciation and amortization charges of CHF 4.2 million. Net cash used in our operating assets and liabilities for the six months ended June 30, 2014 consisted primarily of a CHF 19.4 million decrease in deferred revenue, a CHF 6.8 million decrease in accrued expenses, a CHF 2.6 million increase in other receivables and a net CHF 0.8 million increase in other working capital accounts. The decrease in accrued expenses was due to lower employee cash bonus accruals and paid capital taxes for past periods. The increase in other receivables resulted from higher receivables of CHF 2.4 million as of June 30, 2014 under the agreement with BARDA for the development of BAL30072. The increase was due to higher activities end of 2014 compared to end of 2013 due to the project start in the second half of 2013.

During the year ended December 31, 2014, operating activities used CHF 71.5 million of cash, primarily resulting from our net loss of CHF 41.5 million together with cash used in our operating assets and liabilities of CHF 38.5 million, offset by non-cash stock-based compensation, depreciation and amortization charges of CHF 8.5 million. Net cash used in our operating assets and liabilities for the year ended December 31, 2014 consisted primarily of a CHF 28.8 million decrease in deferred revenue related to our collaboration agreements, a CHF 3.7 million decrease in accrued expenses, a CHF 3.6 million increase in other receivables and a net CHF 2.3 million increase in other working capital accounts. The decrease in accrued expenses was due to lower personnel costs related to social securities in connection with stock option exercises and capital taxes partly offset by higher accruals for research and development and commercial activities. The increase in other receivables resulted from higher receivables of CHF 2.7 million as of December 31, 2014 under the agreement with BARDA for the development of BAL30072.

During the year ended December 31, 2013, operating activities used CHF 59.5 million of cash, primarily resulting from our net loss of CHF 33.0 million together with cash used in our operating assets and liabilities of CHF 32.6 million, offset by non-cash stock-based compensation, depreciation and amortization charges of CHF 6.0 million. Our net loss was primarily due to higher operating expenses related to commercial pre-launch and launch activities for ceftobiprole. Net cash used in our operating assets and liabilities for the year ended December 31, 2014 consisted primarily of a CHF 38.8 million decrease in deferred revenue related to our collaboration agreements, a CHF 1.8 million increase in accrued expenses, a CHF 3.7 million decrease in accounts receivable and a net CHF 1.0 million decrease in other working capital accounts. The increase in accrued expenses was due to the increase of personnel costs related to social securities in connection with stock option exercises. The decrease in accounts receivable of CHF 3.7 million resulted from an accelerated invoicing and payment in 2013 compared to 2012 related to development and manufacturing services to Astellas in connection with isavuconazole of CHF 2.0 million, decrease of receivables from Stiefel, a GSK Company, of CHF 1.4 million resulted from lower transition services cost reimbursed and CHF 0.3 million from other accounts receivable.

Investing activities

During the six months ended June 30, 2015, we used CHF 12.0 million of cash in investing activities, consisting of CHF 11.6 million net purchases of short-term investments and CHF 0.4 million purchases of tangible and intangible assets.

During the six months ended June 30, 2014, investing activities provided CHF 39.4 million of cash, consisting of CHF 40.0 million net proceeds on maturity of short-term investments offset by CHF 0.6 million purchases of tangible and intangible assets.

During the year ended December 31, 2014, investing activities provided CHF 83.7 million of cash, consisting of CHF 85.0 million net proceeds on maturity of short-term investments offset by CHF 1.3 million purchases of tangible and intangible assets.

During the year ended December 31, 2013, we used CHF 36.2 million of cash in investing activities, consisting of CHF 35.0 million net purchases of short-term investments and CHF 1.2 million purchases of tangible and intangible assets.

Financing activities

Our financing activities for the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014 and 2013 have principally consisted of proceeds from the exercise of stock options. Proceeds from the exercise of stock options were CHF 12.5 million, CHF 17.5 million, CHF 24.9 million, and CHF 38.5 million for the six months ended June 30, 2015 and 2014 and years ended December 31, 2014 and 2013, respectively. Further, we made a CHF 5.00 per share and aggregate CHF 48.0 million distribution of capital to shareholders in the year ended December 31, 2013.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the commercialization of our products and the clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States.

Our present and future funding requirements, both short-term and long-term, will depend on many factors, including:

■	commercialization and marketing of isavuconazole and ceftobiprole either ourselves or through our license or distribution partners worldwide;
■	any additional clinical trials to support approval of isavuconazole outside the United States;
■	any additional clinical trials to support approval of ceftobiprole in the United States;
■	the timing and costs of obtaining marketing approval in the remaining European and rest of world countries, and in the United States for ceftobiprole;
■	the timing and costs of our ongoing and clinical program to develop an inhaled formulation of our antibacterial product candidate BAL30072 for the treatment of infections caused by multidrug-resistant Gram-negative bacteria;
■	conducting and successfully completing our early phase clinical trials of our oncology product candidates BAL101553 and BAL3833 for the treatment of solid tumors resistant to current therapies;

■	manufacturing costs related to commercial launch and drug product supply for our current products and, for our product candidates, for preclinical and clinical trials, regulatory filings and anticipated commercial launch;
■	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our other product candidates and potential product candidates;
■	the number and characteristics of product candidates that we pursue;
■	the timing and costs of developing our product candidates for additional indications;
■	the outcome, timing and costs of seeking regulatory approvals;
■	the costs of commercialization activities for our product candidates if we receive marketing approval, including the timing and costs of establishing product sales, marketing, distribution and manufacturing capabilities;
■	revenue received from commercial sales of our products and product candidates, subject to receipt of marketing approval;
■	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;
■	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
■	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
■	the extent to which we in-license or acquire other products and technologies.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a security holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2014 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total		Less Than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(in millions)
Operating lease commitments(1)	CHF	0.4	CHF	0.3	CHF	0.1	CHF	–	CHF	–

Total	CHF	0.4	CHF	0.3	CHF	0.1	CHF	–	CHF	–

(1)	Amounts reflect payments due for our lease of office and laboratory space in Basel, Switzerland, under operating lease agreements that extend to August 2016.

We enter into contracts in the normal course of business with CROs, CMOs and other service providers for clinical trials, preclinical research studies and testing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we do not have material non-cancelable obligations.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 and Note 1 to our financial statements as of June 30, 2015 and December 31, 2014 respectively, appearing at the end of this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity Risk

We believe that our existing cash, cash equivalents and short-term investments as of June 30, 2015 of CHF 218.4 million will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months, without giving effect to any anticipated proceeds from this offering.

Interest Rate Risk

We are currently not exposed to significant interest rate risk. Our only variable interest-bearing financial asset is cash at banks and the effect of an increase or decrease in interest rates and the corresponding impact on our cash would not have a material effect in our profit or loss.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. Our functional currency is Swiss Francs. Our expenses are largely denominated in Swiss Francs, but we also incur expenses in foreign currencies, especially in Euro, U.S. Dollars, British Pounds, Canadian Dollars, Danish Kronen, Chinese Yuan Renminbi and Japanese Yen. Unfavorable developments of the value of the Swiss Francs could have a significant effect on our financial condition, results of operations and prospects in the future.

The current exposures arise primarily from cash, accounts receivable, intercompany receivables, payables and inventories. As of June 30, 2015, 98% of our short-term investments are invested in Swiss Francs and 2% are invested in Euro.

During the six months ended June 30, 2015, 98% of our revenue was denominated in Swiss Francs, considering that the received non-refundable upfront payment of GBP 145.6 million from Stiefel in 2012 was readily converted into Swiss Francs upon receipt (CHF 224.1 million). During the six months ended June 30, 2015, 54% of our total expenses were in Swiss Francs, 29% Euro, 12% British Pounds and 4% U.S. Dollar. By way of example of our exposure to foreign currency risk, if the Euro would have strengthened or weakened against the Swiss Franc by 10% in the six months ended June 30, 2015, our net loss would have increased or decreased by approximately CHF 1.7 million. Further, if the British Pounds or the United States Dollar would have strengthened or weakened against the Swiss Franc by 10%, our net loss would have increased or decreased by approximately CHF 0.7 million and CHF 0.3 million, respectively.

Credit Risk

We are subject to credit risk with regard to our short-investments. We mitigate such credit risk by investing the funds only with counterparties that are rated as high quality investment grade by a major rating agency or are fully guaranteed by Swiss cantons at the time of our investment.

Our cash and cash equivalents as of June 30, 2015 amounted to CHF 136.9 million, of which CHF 133.0 million was held with four different banks. The cash and cash equivalents as of December 31, 2014 amounted to CHF 156.1 million, of which CHF 150.8 million was held with four different banks. As of June 30, 2015, the highest total amount of cash and cash equivalents and short-term investments held at one bank amounted to CHF 70.2 million. As of December 31, 2014, the highest total amount of cash and cash equivalents and short-term investments held at one bank amounted to CHF 80.1 million.

As of June 30, 2015, the short-term investments were invested with three different banks which are rated high quality investment grade by a major rating agency or are fully guaranteed by Swiss cantons and amounted to CHF 81.6 million. As of December 31, 2014, the short-term investments were invested with one bank and amounted to CHF 70.0 million.

We are also subject to credit risk related to accounts receivable. The highest total amount of accounts receivable with an individual counterparty as of June 30, 2015 and December 31, 2014 is from Astellas in the amount of CHF 2.5 million and CHF 1.0 million respectively, in connection with the agreement related to isavuconazole. We believe that Astellas is creditworthy.

Emerging Growth Company Status

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to rely on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of the offering. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Overview

We are a biopharmaceutical company focused on the research, development and commercialization of products targeting the medical challenge of resistance and non-response to current treatment options for fungal infections, bacterial infections and cancer. Overcoming resistance and non-response requires the development of novel agents that are more potent or have a new mechanism of action able to overcome diverse resistance mechanisms. Our antifungal product, isavuconazole, is a broad-spectrum agent for the treatment of invasive mold infections. Isavuconazole was approved in March 2015 in the United States for the treatment of invasive aspergillosis and invasive mucormycosis in adults under the trade name CRESEMBA® and is marketed in the United States by our partner Astellas Pharma, Inc., or Astellas, from whom we receive royalties and may receive sales milestone payments. We expect to receive approval of our European marketing authorization application, or MAA, for isavuconazole for the treatment of invasive aspergillosis in adults and the treatment of mucormycosis in adults for whom amphotericin B is inappropriate in the fourth quarter 2015, and we plan to commercialize isavuconazole ourselves in major European countries. Our lead antibacterial product, ceftobiprole, is a broad-spectrum antibiotic with activity against methicillin-resistant Staphylococcus aureus, or MRSA, and many Gram-negative pathogens including Pseudomonas spp. Ceftobiprole is approved in 13 European countries and Canada, and is marketed under the trade name Zevtera® or Mabelio®. In addition to these commercial-stage assets, we have a pipeline of anti-infective and oncology product candidates that we plan to advance through clinical development to further expand our portfolio of proprietary products that address areas of resistance and non-response. Many oncology patients suffer from a compromised immune system and are subject to opportunistic infections, leading to an overlapping prescriber base for our products and product candidates. Accordingly, we anticipate that we will be able to create an efficient commercial presence in the hospital environment.

Invasive fungal infections are debilitating and often life-threatening and result in increased mortality, longer hospital stays and increased healthcare costs for patients. Based on industry data, we estimate that the annual worldwide sales of prescription systemic antifungals in 2014 were approximately $3.7 billion with a worldwide growth rate of approximately 5% from 2013 to 2014. While the market for antifungal agents is large and growing, physicians’ options for the treatment of fungal infections are limited by a lack of innovative therapies. This has led to treatment gaps in the antifungal spectrum, and limitations persist due to non-responsiveness or poor side effect profiles of existing treatments, lack of predictable pharmacokinetics and dosing inflexibility. We believe that our antifungal product, isavuconazole, overcomes many of the limitations of other therapies and offers the potential to significantly improve the care of patients with invasive fungal infections. Specifically, it has a number of key attributes, including broad-spectrum coverage of a variety of pathogenic molds and yeasts, an improved safety profile over existing therapies, such as voriconazole or amphotericin B, predictable pharmacokinetics, manageable drug-to-drug interaction profile, low nephrotoxicity and a convenient dosing regimen.

Many strains of bacteria have developed resistance over time to existing drugs, resulting in infections that are increasingly serious and more difficult to treat. Gram-negative pathogens are particularly worrisome because they are becoming resistant to the approved drugs that would be considered for treatment. As such, there is an acute need for new drugs to treat infections caused by multidrug-resistant Gram-negative and Gram-positive bacteria, such as MRSA. We believe that our lead antibacterial product, ceftobiprole, has a broad antibacterial spectrum that encompasses both resistant Gram-positive pathogens and many Gram-negative organisms and has demonstrated a low propensity to induce bacterial resistance. In addition, it has the potential to offer a simplified monotherapy option relative to combination therapies for empiric treatment, when the causative organism of an infection is not known. We are also advancing our early-stage antibacterial product candidate, BAL30072, in preclinical studies as an inhaled formulation for treatment of Gram-negative bacterial infections.

Within oncology, resistance and non-response to many currently available anti-cancer drugs remains a major challenge. There is an increasing medical need for novel agents with new mechanisms of action to overcome resistance and non-response to existing cancer therapies. We are advancing our tumor checkpoint controller candidate, BAL101553, in Phase 1/2a trials in both an intravenous and oral formulation for the treatment of solid tumors unresponsive to current therapies. We anticipate completing a Phase 2a study of the intravenous formulation by the end of 2015 and are evaluating the oral formulation in an ongoing Phase 1 dose-escalation study. Additionally, since in-licensing BAL3833, our panRAF kinase inhibitor in April 2015, the product candidate has advanced into a Phase 1/2a trial targeting tumors resistant to available RAF inhibitors.

We were founded on October 17, 2000, as a spin-off from F. Hoffmann-La Roche Ltd., or Roche, following its strategic decision to focus its research and development activities outside the areas of antibacterials, antifungals and dermatology. The antibacterial, antifungal and a significant portion of the dermatological research and development intellectual property portfolios of Roche were assigned to us. We have demonstrated our ability to advance early stage programs obtained from Roche from preclinical or early clinical phases to commercialization, including our antifungal product, CRESEMBA (isavuconazole), and our lead antibacterial product, Zevtera or Mabelio (ceftobiprole). Moreover, we developed and brought to market in Europe a dermatological product, Toctino (alitretinoin), indicated for systemic use in severe chronic hand eczema unresponsive to potent topical corticosteroids. In July 2012, we entered into an agreement with Stiefel, a GSK company, granting a license to Toctino know-how and transferring the assets and the business related to Toctino, including all Toctino patent rights, trademarks and product registrations, for an initial payment of CHF 224.1 million and eligibility to receive an additional milestone payment and participate in the U.S. net sales. Further, we have brought several compounds from our own research into clinical development. We intend to continue to use our integrated capabilities from drug discovery through commercialization to advance and broaden our pipeline of product candidates addressing resistance and non-response to current treatment options.

Our Strategy

Our strategy is to use our capabilities as a fully integrated biopharmaceutical company to become a leader in the research, development and commercialization of novel products addressing resistance and non-response to current treatment options in the therapeutic areas of fungal infections, bacterial infections and cancer. The key elements of our strategy are:

■	Leverage commercial synergies across our portfolio of products and product candidates. Our current and near-term commercial-stage anti-infective products, CRESEMBA (isavuconazole) and Zevtera or Mabelio (ceftobiprole), are complementary because they share a very similar prescriber base of key hospital specialists, including infectious disease physicians, microbiologists, pulmonologists, intensive care physicians and oncologists/hematologists. As we seek to advance our early-stage product candidates towards commercialization, we intend to further leverage this prescriber base and our commercial footprint, which will initially be focused in major European countries while actively seeking commercial partnerships for territories outside Europe and the United States. Particularly given the prevalence of certain fungal and bacterial infections in cancer patients as a result of chemotherapy-induced immunosuppression, we anticipate these synergies to be present across our portfolio of products and product candidates.

■	Establish CRESEMBA as a first-line treatment for invasive mold infections. We expect to receive approval of our MAA in the fourth quarter of 2015, following the positive recommendation of the Committee for Medicinal Products for Human Use, or CHMP, in July 2015 for approval for the treatment of invasive aspergillosis in adults, and the treatment of mucormycosis in adults for whom amphotericin B is inappropriate. We are preparing to launch CRESEMBA in several major European countries by preparing country pricing and reimbursement dossiers, raising awareness of the unmet medical need and developing key opinion leader advocacy. CRESEMBA is approved in the United States where it is commercialized by our partner Astellas Pharma Inc., or Astellas. We intend to pursue additional collaborations for the commercialization of CRESEMBA outside of Europe and the United States.

■	Establish Zevtera or Mabelio as an empiric treatment for bacterial hospital-acquired pneumonia, or HAP, infections. In December 2014, we launched Zevtera or Mabelio in the first major European country (Germany), with a focus on increasing physician awareness of the drug’s main advantages—a broad-spectrum of activity, including activity against MRSA and many Gram-negative pathogens such as Pseudomonas, as well as shorter intensive care unit and overall duration of a hospital stay. In addition, we intend to access new markets by seeking partnerships to launch in territories including Central and South America, the Middle East, Asia and other European countries. For access to the U.S. market, we intend to pursue funding for a Phase 3 clinical program via a collaboration, and based on feedback from the U.S. Food and Drug Administration, or the FDA, we aim to gain marketing approval in the United States and potentially expanding the label into bacteremia infections.

■	Progress our portfolio of additional product candidates. We plan to continue to advance our early-stage anti-infective and oncology product candidates into and through clinical development and to further expand our proprietary portfolio of products. Our tumor checkpoint controller candidate, BAL101553, is being advanced in both an intravenous and oral formulation for the treatment of solid tumors unresponsive to current therapies. We anticipate completing a Phase 2a study of the intravenous formulation by the end of 2015 and are evaluating the oral formulation in an ongoing Phase 1 dose-escalation study. Additionally, since in-licensing BAL3833, the product candidate has advanced into a Phase 1/2a trial targeting resistance and non-response to available RAF inhibitors. Our anti-infective product candidate, BAL30072, is being advanced as an inhaled formulation for treatment of key Gram-negative bacterial infections.

■	Utilize our research and development capabilities to address areas of resistance and non-response. Our product development platform has fully integrated capabilities addressing resistance and non-response in the areas of anti-infectives and oncology. Our focus is currently on the optimization of compound classes that address validated targets as well as the pursuit of novel targets through the discovery of drug leads by compound library screening and structure-based drug design. Our ability to identify and validate novel targets and to identify lead compounds and optimize those to product candidates is enabled by our broad expertise and state-of-the-art technologies integrating the areas of genomics, enzyme kinetics, assay development, screening, cell biology, microbiology, medicinal chemistry, analytics, crystallography, modeling, biomarker development and pharmacology. We will continue to leverage the resources of our wholly-owned subsidiary, Basilea Pharmaceutica China, to supplement our research, chemistry and technical operations and accelerate the development of our programs.

■

Use our commercial synergies and research and development capabilities to foster business development.    We believe our internal research capabilities, clinical and technical development operations expertise and commercial presence provide an attractive profile for a broad range of future collaborations. All of our products and product candidates are small molecules, and focus on a common prescriber base. To take advantage of the value of our dedicated field force and internal research and development capabilities, we have entered into and will continue to seek collaborations with potential partners interested in our therapeutic areas of focus or with assets in similar therapeutic areas.

Resistance and Non-Response to Current Therapies: A Growing Problem

Fungal infections in the general population are usually superficial, producing external infections such as athlete’s foot or infected nails (onychomycosis), which, while causing aesthetic concerns, are not life-threatening. Invasive fungal infections, which are our focus, are usually caused by different fungal species than non-invasive infections and appear almost exclusively in immunocompromised patients. Such infections encompass a spectrum of illnesses ranging from localized infection at the site of entry to more disseminated, aggressive infections. Immunocompromised individuals at risk of invasive fungal infections are a growing patient population due to more patients undergoing chemotherapy and organ transplantation, and more individuals living with AIDS and other immune system disorders. The immunocompromised patient population continues to grow as improved treatment options have led to longer survival rates. The increase in the patient population susceptible to fungal infections has coincided with growing non-response to fungal treatments, and a growing resistance to current treatment options as bacteria evolve and become resistant to available treatments. The lack of innovative therapies to treat invasive fungal infection has led to treatment gaps in the antifungal spectrum, and consequently leaves us with existing treatment options characterized by poor side-effect profiles, lack of predictable pharmacokinetics and limited dosing flexibility.

Bacterial infections occur when bacteria that naturally exist in the body or that are acquired through inhalation, ingestion, or direct penetration of the body are not controlled by the immune defense system. These uncontrolled bacteria can multiply and either excrete toxins or provoke the immune system to mount a response, in either case damaging tissue. Many of these infections can be life-threatening if not treated quickly. In general, such bacterial infections are associated with longer hospital stays and increased costs. The growing resistance to existing antibiotic treatments for both Gram-positive and Gram-negative bacteria has created unmet needs in areas such as HAP, Staphylococcus aureus bacteremia, or SAB, and acute bacterial skin and skin structure infections, or ABSSSI.

The increasing incidence of non-response and of multidrug-resistant pathogenic fungi and bacteria are priority concerns in the medical community in many parts of the world. The problems of resistance and non-response, particularly in the hospital environment but increasingly also in the community, require the development of novel anti-infective agents that are more potent or have a new mechanism of action able to overcome diverse resistance mechanisms. In September 2014, the United States’ President’s Council of Advisors on Science and Technology issued a report providing recommendations to combat the rise in antibiotic resistant bacteria and advising that, without rapid action, the United States risks losing the tremendous progress made in antibiotic development over the last century.

Resistance and non-response are frequently encountered problems in the treatment of infections as well as cancer therapy and have been associated with prolonged hospital stays, higher healthcare costs and increased mortality. Despite tremendous advances in the development of both cytotoxic and targeted therapies for the treatment of human cancer associated with an increasing number of anti-cancer agents, there is still a clear need for novel therapeutic approaches. In particular, many currently marketed cancer drugs often show lack of clinical benefit, missing biomarkers to select patients most likely to respond (patient stratification), poor quality of life for patients or development of resistance under therapy. With regard to drug resistance, most cancer patients progress multiple times as they face the challenge of different lines of therapy; indeed, some tumor types are becoming chronic diseases associated with years of treatment. Resistance can be both intrinsic (present before treatment initiation) or acquired during treatment, and is based on the complexity of tumor biology resulting in the ability of cancers to bypass therapeutic intervention. There is, therefore, an increasing medical need to understand the driving factors involved in the development of advanced, treatment-refractory cancers in order to benefit patients through novel treatment options and the use of rational drug combination strategies. Consequently, the development of novel agents with new mechanisms of action to overcome drug resistance to existing cancer therapy is a high priority, with the hope of stepping away from “one drug fits all” and towards personalized medicine to improve the quality of care in oncology.

Our Solution

We are a fully integrated biopharmaceutical company focused on the research, development and commercialization of novel products that address the increasing resistance and non-response to current treatment options in the therapeutic areas of bacterial infections, fungal infections and cancer. Our product development platform has fully integrated capabilities addressing resistance and non-response in the areas of anti-infectives and oncology. As a result, we have the potential to add not only our own products from our research and development efforts but also to attract products, in complementary therapeutic areas, from other companies.

We believe that our antifungal product, isavuconazole, overcomes many of the limitations of the existing therapies. Specifically, it has broad-spectrum coverage, predictable pharmacokinetics, a manageable drug-to-drug interaction profile, low nephrotoxicity, a convenient dosing regimen and an improved safety profile compared to voriconazole regarding certain adverse events such as those associated with the liver, visual disturbances, and skin.

We believe that our lead antibacterial product, ceftobiprole, addresses many of the unmet needs created by growing bacterial resistance. With activity against both Gram-positive and certain Gram-negative pathogens, ceftobiprole has broad-spectrum coverage, is well tolerated, and has the potential to offer a simplified monotherapy option relative to combination therapies for initial empirical treatment when the causative organism of an infection is not known.

In the area of oncology, we focus on novel aspects of tumor biology such as tumor metabolism with the aim to discover product candidates which are clearly differentiated from competitor compounds and have the potential to be first in class. We place an emphasis on eliciting anti-tumor responses in refractory settings and addressing unmet medical need. Furthermore, we make major efforts to facilitate biomarker-driven clinical development in order to optimize dose selection and treat patients more likely to benefit from our therapeutics. In oncology, we believe the differentiated biological profile of our lead product candidate, BAL101553, in both intravenous and oral formulations, may offer a novel treatment option either alone or in combination for drug-refractory tumors. In addition, we believe our second oncology product candidate, BAL3833, has the potential to break resistance mechanisms currently challenging the drugs targeting the BRAF biochemical pathway as well as immunotherapies.

Commercial Strategy

We seek to leverage the value created by our research and development efforts by commercializing our products using a contracted dedicated field force and, as appropriate, through commercial partners. These collaborations can be in the form of distribution or license agreements, depending on the partner, the territory and the specific terms of the agreement. The dedicated field force we have engaged in major European markets is through an external contract sales organization, Quintiles. Our arrangement with Quintiles allows us to scale and efficiently utilize our resources during the launch of Zevtera or Mabelio on a country by country basis.

For our commercial-stage products, we believe our target customers are very similar—key hospital specialists such as infectious disease physicians, microbiologists, pulmonologists, intensive care physicians and oncologists/hematologists, allowing significant commercial synergies. As one dedicated hospital sales team is able to promote our portfolio of products, these synergies are afforded not only to us but also to any partner assessing the value of our product portfolio. Moreover, because we are targeting hospital specialists rather than general practitioners, the expected size and cost of the required field force is much smaller.

Isavuconazole was launched under the trade name CRESEMBA by Astellas in the United States in April 2015. We retain full global rights to isavuconazole outside the United States where Astellas is the exclusive license holder. If isavuconazole is approved by the European Commission for the treatment of invasive aspergillosis in adults and the treatment of mucormycosis in adults for whom amphotericin B is inappropriate, in the fourth quarter 2015, we expect to initiate a commercial launch in major European markets, including the United Kingdom, Germany and Italy, in early 2016, followed by France and Spain later in the year as market access is achieved. In the United States, where Astellas has the exclusive license rights, we are working with Astellas through a joint steering committee to manage the commercial launch.

Ceftobiprole is currently approved for sale in 13 European countries and Canada. In the European Union, a drug that has obtained a marketing authorization must proceed through pricing and reimbursement negotiations in each country prior to a commercial launch. Following each national approval, pricing and reimbursement negotiations begin. As a result, we have launched ceftobiprole on a rolling basis as each of these processes completes. We launched ceftobiprole in Germany at the end of 2014 and in France, Italy and the United Kingdom in April 2015. We plan to launch in Spain and Switzerland in the fourth quarter 2015 or early 2016, and launch in other countries through distributors or licensors.

We are taking, and plan to take for both products, a number of steps to prepare the major European markets for launch and planned launch, including:

■	building key opinion leader support, particularly through advisory board meetings, congress activities and publication programs;
■	working with clinicians in hospitals to raise the awareness of the current unmet medical needs;
■	conducting field force training programs to ensure the sales representatives and medical science liaisons can effectively communicate our products’ benefits and how they address current unmet medical needs;
■	recruit additional field force and internal personnel as necessary; and
■	prepare selected country pricing and reimbursement dossiers and negotiate with the relevant regulatory and reimbursement authorities to finalize a reimbursed price.

Looking further forward to our early-stage product candidates, for example in oncology, we also expect an overlap of target customers. We believe this customer overlap provides significant commercial synergies, with a single commercial sales team being able to promote our portfolio of products.

Products and Product Candidates

We are focused on the research, development and commercialization of antifungals, antibiotics and oncology drugs that fight severe and life-threatening diseases in the hospital setting and target the medical challenges of resistance and non-response to current treatment options. The following chart summarizes our products and product candidates.

Antifungal Opportunity

Overview of Fungal Infections

Invasive fungal infections are debilitating and often life-threatening and result in increased mortality, longer hospital stays and increased healthcare costs for affected patients. Fungi commonly involved include Aspergillus (molds), Candida (yeasts) and, increasingly, Mucorales (molds). The majority of hospital infections are caused by two fungi, Aspergillus and Candida. Based on industry data, these two fungi are responsible for more than 80% of the over 70,000 cases of invasive fungal infections diagnosed annually in the United States. For example, according to studies published in the journals Clinical Microbiology Review and Clinical Infectious Diseases, infection caused by Aspergillus, or invasive aspergillosis, is estimated to occur in 2-26% of bone marrow transplant recipients, 3-9% of patients who have received heart or lung transplant, and 5-13% of patients who have received intensive chemotherapy for leukemia. Mortality rates for transplant patients with invasive aspergillosis have been reported to be between 34-58% by a study published in the journal Clinical Infectious Diseases. According to the same study, around 47% of solid organ transplant recipients who developed invasive aspergillosis had renal insufficiency and according to industry sources, acute renal failure was reported for 43% of intensive care unit patients with invasive aspergillosis, compared to 20% in the general ICU population. Invasive Candida infections have a mortality rate averaging between 25 and 38% according to a study published in the International Journal of Hepatology. Mucormycosis is a rapidly progressing and life-threatening invasive fungal infection. It is associated with high morbidity and mortality rates in immunocompromised patients such as patients undergoing chemotherapy or bone marrow transplantation. Left untreated, mucormycosis is often lethal, and even with appropriate medical management, mortality rates remain high.

The Antifungal Market

Based on industry data, we estimate that the annual worldwide sales of prescription systemic antifungals in 2014 were approximately $3.7 billion, with an annual worldwide growth rate of 5% from 2013 to 2014. This includes an estimated 2.3 million patients treated in the United States and the top five European countries including therapies used as preventive in the outpatient setting, therapies used for the treatment of hospitalized patients and therapies used for the treatment of patients who are being discharged from the hospital. The primary classes of drugs used for prevention and treatment of fungal infections are azoles and echinocandins, or candins. These include leading azole drugs, voriconazole and posaconazole, and leading candins, including micafungin, caspofungin and anidulafungin. Based on industry data, we estimate these newer azoles and the candins represent $2.4 billion of this overall worldwide market in 2014, and a compound annual growth rate, or CAGR, of 18% in volume from 2004 to 2014, with the top five European countries, the United States and rest of the world, not including Japan, accounting for 37%, 20%, and 34% of this market, respectively. The top five European countries’ annual growth for these newer azoles and leading candins was 3% in 2014 versus 2013. Moreover, we believe Europe represents a significant growth opportunity for antifungals. The high sales of antifungals in major European countries, combined with the recent sales growth there, makes them an attractive potential market. Additionally, as in the rest of the world, the population in Europe is aging, which increases the number of patients with cancer. As more patients are treated for cancer, more patients will be in an immunocompromised state and therefore susceptible to invasive fungal infections, which in turn will expand the potential European market.

Limitations of Current Therapies

While the market for antifungal agents is large and growing, physicians’ treatment options are limited by a lack of innovative therapies. The last new class of systemic antifungals, azoles, introduced into the U.S. market was launched in 2002. Several factors have contributed to the low rate of antifungal drug development, including a challenging regulatory environment that necessitated large and costly clinical trials. As a result, the number of antifungals in development has decreased, while mortality rates from existing agents remains high. Though many of the marketed antifungal agents have been in use for decades, there are a number of factors and epidemiologic trends, such as an increase in the susceptible population, that have emerged and require new innovative treatments.

Current antifungals also have limitations in terms of their efficacy and safety. Amphotericin B is a drug with a broad-spectrum of antifungal activity that has been in clinical use since the 1950s, but it is available only as an intravenous formulation that is often associated with severe side effects, most notably nephrotoxicity, or damage to kidneys. Other than isavuconazole in the United States, amphotericin B is currently the only approved treatment for invasive mucormycosis, an invasive infection often precipitated by use of broad-spectrum antifungal agents. Its lack of an oral dosing and its side effect profile limits its use as a long-term treatment which is often required in severe mold infections, such as invasive mucormycosis. Despite these limitations, based on industry data, we estimate, worldwide sales of liposomal amphotericin B in 2014 were $456 million. The current treatment of choice for invasive aspergillosis is voriconazole, which has been shown to be superior in efficacy compared to amphotericin B, but it has no activity against pathogens causing mucormycosis. Voriconazole has unpredictable pharmacokinetics and current treatment guidelines recommend therapeutic drug monitoring to ensure that the drug levels are efficacious and not toxic for the patient, which adds to the expense of treatment. In addition, increased incidence of invasive mold infections, particularly invasive aspergillosis, in hematopoietic stem cell transplant recipients and neutropenic patients with acute leukemia, has prompted a change in first choice for antifungal therapy from less broad-spectrum agents covering Candida species to ones active against Aspergillus and other molds. Despite these limitations, based on industry data, we estimate worldwide sales of voriconazole in 2014 were $890 million. Fluconazole, an older azole, is not active in mold infections.

We believe that isavuconazole overcomes many of the limitations of other therapies and offers the potential to significantly improve the care of patients with invasive fungal infections.

Our Antifungal Product: Isavuconazole

Product Overview

Isavuconazole, the active molecule of the administered prodrug isavuconazonium sulfate, is a once-daily intravenous and oral azole antifungal for the treatment of invasive mold infections. Isavuconazole blocks the production of ergosterol, a key component of the fungal cell membrane, thus weakening its structure and affecting its function. We have entered into a global collaboration agreement with Astellas for the co-development of isavuconazole and pursuant to which we have granted Astellas the exclusive right to commercialize isavuconazole in the United States.

Isavuconazole was approved in March 2015 by the FDA for the treatment of invasive aspergillosis and invasive mucormycosis in adults and commercially launched by Astellas under the trade name CRESEMBA for these indications in April 2015. The FDA has granted Qualified Infectious Disease Product, or QIDP, status in accordance with the GAIN Act for isavuconazole for the treatment of invasive aspergillosis, invasive mucormycosis and invasive candidiasis. In addition, isavuconazole has received U.S. Orphan Drug Designation for the treatment of invasive aspergillosis, invasive mucormycosis and invasive candidiasis.

Outside the United States, isavuconazole is an investigational product and currently not approved for commercial use. We submitted an MAA for isavuconazole for the treatment of invasive aspergillosis and mucormycosis in adults. In July 2015, the CHMP of the European Medicines Agency, or EMA adopted a positive opinion recommending the approval of isavuconazole for the treatment of invasive aspergillosis in adults, and the treatment of mucormycosis in adults for whom amphotericin B is inappropriate. The European Commission, or EC, will now review the CHMP’s positive opinion for isavuconazole. Isavuconazole has received the European Orphan Drug Designation for the treatment of invasive aspergillosis and mucormycosis, and a decision regarding the maintenance of the European Orphan Drug Designation will be made by the time of the EC decision on the marketing authorization. If approved by the EC, the marketing authorization for isavuconazole will be valid in all 28 European Union member states, as well as in Iceland, Liechtenstein and Norway. Isavuconazole will also be marketed under the trade name CRESEMBA if approved in the European Union. If approved, we expect to initiate a commercial launch in major European countries in early 2016, providing the basis for further launches in other territories.

In July 2015, we announced top-line data from the ACTIVE trial of isavuconazole in patients with invasive Candida infections, which was conducted with Astellas and was designed to evaluate non-inferiority of intravenously and orally administered isavuconazole versus intravenously administered caspofungin followed by oral voriconazole in the treatment of candidemia and other invasive infections caused by Candida yeasts. The ACTIVE trial failed to meet the primary endpoint of the study, measured at the end of intravenous therapy, but suggested, based on data from secondary endpoints, comparable efficacy as oral step-down therapy.

Key Attributes of Isavuconazole

Isavuconazole has the following key product attributes:

■	Broad-spectrum coverage—Preclinical studies and clinical trials of isavuconazole have demonstrated broad in vitro and in vivo activity, that is, the ability to inhibit the growth of or to kill a variety of pathogenic molds and yeasts, including fatal molds causing aspergillosis and mucormycosis.

■	Improved safety profile—In patients with invasive aspergillosis, isavuconazole has shown an improved overall safety profile versus voriconazole. A randomized controlled Phase 3 study in invasive aspergillosis showed statistically significant less adverse events in a number of clinically relevant treatment emergent adverse events including those related to skin, eye and hepatobiliary disorders. Furthermore, the safety profile of isavuconazole has been well characterized with a large, global safety population of more than 1,600 patients.

■	Predictable drug exposures—Isavuconazole also has predictable pharmacokinetics, potentially resulting in low risk for overexposure and toxicity or underexposure and lack of efficacy compared to voriconazole.

■	Manageable drug-to-drug interaction profile—Compared to other licensed azoles, isavuconazole has a reduced drug-to-drug interaction potential with frequently used immunosuppressants, such as sirolimus, tacrolimus and ciclosporin, allowing it to be used in transplant patients and patients with organ dysfunction.

■	Ability to treat renally impaired patients—Unlike voriconazole, isavuconazole can be used without restrictions in severely renally impaired patients due to its low nephrotoxicity and due to the absence of cyclodextrin in its intravenous formulations.

■	Ability to treat patients who are refractory to other treatment options—In mucormycosis, isavuconazole has been shown an efficacious and well-tolerated treatment option in patients who were refractory or intolerant to other antifungal treatments, including patients who were refractory or intolerant to amphotericin B based therapy which is the current standard of care in mucormycosis.

■	Convenient once a day IV and Oral dosing—Isavuconazole is available as an intravenous infusion, or oral capsule. Unlike the IV formulations of other mold-active azoles, isavuconazole is administered as a water-soluble prodrug and does not require the addition of cyclodextrin for solubility, therefore, it has a reduced potential of nephrotoxicity. Isavuconazole’s maintenance dosing is only once a day, and IV and oral dosing is interchangeable, simplifying patient management and potentially improving compliance. In addition, patients and physicians do not have to worry about food effects.

Late-Stage Clinical Trials

The Phase 3 program for isavuconazole, the active molecule of the administered prodrug isavuconazonium sulfate, consisted of three completed clinical trials, SECURE, VITAL and ACTIVE, summarized below. The prodrug form confers water solubility to the pharmacologically active molecule which is released upon hydrolysis in plasma.

SECURE Trial

The SECURE trial was a randomized, double-blind, multi-center study designed to establish the non-inferiority of isavuconazole to voriconazole as primary treatment of invasive fungal disease, or IFD, caused by Aspergillus species or other filamentous fungi in patients. This trial was conducted in over 20 countries, including the United States. In September 2013, we announced the topline data from the SECURE study. The primary endpoint was met as summarized in Table 2 below.

Design

We enrolled 532 patients with proven, probable or possible IFD caused by Aspergillus species or other filamentous fungi in the trial, of whom 527 were randomly assigned to receive either isavuconazole or voriconazole. 516 patients, 258 in each group, received at least one dose of study drug and were included in the intent-to-treat, or ITT, population. Analysis of the primary endpoint was performed using this population, as well as the modified intent-to-treat, or the mITT, and the mycological intent-to-treat, or the myITT, populations, among others. The mITT and myITT populations represent patients in the ITT analysis set who had adequate evidence of invasive fungal disease and proven or probable invasive aspergillosis, respectively.

Patients assigned to receive isavuconazole were administered a loading dose of study drug for the first two days of treatment, followed by a maintenance dose from day 3 through to the end of treatment, or EOT. Patients assigned to receive voriconazole were administered a loading dose in the first 24 hours of treatment, followed by a maintenance dose from day 2 through to EOT. Loading doses were administered as intravenous infusions; maintenance doses were administered either as intravenous infusions or as oral capsules. The maximum duration of treatment was 84 days. The dosing regimens are summarized below in Table 1.

Table 1 SECURE study-medication dosing regimens

	Isavuconazole	Voriconazole
Intravenous loading dose	200 mg, every 8 hours (day 1–2)	6 mg/kg, every 12 hours (day 1)
Maintenance dose	(day 3 – end of treatment)	(day 2 – end of treatment)
Intravenous	200 mg, once daily	4 mg/kg, every 12 hours
Oral	200 mg, once daily	200 mg, every 12 hours

Efficacy Evaluation

The primary efficacy endpoint of this trial was all-cause mortality through study day 42 after the start of treatment. Secondary efficacy measures included overall response, as assessed by an independent Data Review Committee, or DRC, and the all-cause mortality through day 84 after the start of treatment.

The primary endpoint of non-inferiority (non-inferiority margin, or NIM, of 10%) compared to voriconazole was met in the SECURE trial with respect to the all-cause mortality rates through day 42 for the ITT, mITT, and myITT patient populations as summarized in Table 2 below. This was also true for the all-cause mortality rates through day 84. Across the various populations, consistently lower mortality rates were observed in the isavuconazole treatment populations.

Table 2 Primary Endpoint of the SECURE Trial

All-cause mortality through Day 42% (n/N)
	Isavuconazole	Voriconazole
Intent-to-treat	18.6% (48/258)	20.2% (52/258)
Modified intent-to-treat	19.6% (28/143)	23.3% (30/129)
Mycological intent-to-treat	18.7% (23/123)	22.2% (24/108)

An independent, blinded review by the DRC was conducted to determine overall response, which was a composite of clinical, mycological and radiological responses. The study showed that DRC assessed overall response rates at the end of treatment were similar between treatment groups.

Evaluation of Safety/Tolerability

In the SECURE trial isavuconazole was safe and well tolerated in the treatment of invasive aspergillosis and other filamentous fungi. Isavuconazole demonstrated an improved safety profile relative to voriconazole. Evidence for this includes the fact that fewer isavuconazole treated patients (42.4%) experienced study drug related treatment-emergent adverse events than voriconazole treated patients (59.8%). Statistically significantly fewer isavuconazole than voriconazole treated patients had adverse events in the following three system organ classes: hepatobiliary disorders (9% vs. 16%; p = 0.016), eye disorders (15% vs. 27%; p = 0.002) and skin disorders (34% vs. 43%; p = 0.037). In other evaluated system organ classes, side effects seen in isavuconazole treated patients were comparable to voriconazole treated patients. In addition, fewer isavuconazole than voriconazole treated patients (14.4% versus 22.8%, respectively) had adverse events that lead to permanent discontinuation of the study drug.

VITAL Trial

The VITAL trial was an open-label, multi-center study designed to establish the efficacy of isavuconazole in the treatment of invasive aspergillosis or IFD in patients with renal impairment, caused by rare molds, yeasts or dimorphic fungi, including invasive mucormycosis. This study was conducted in 11 countries, including the United States. Data from the VITAL trial were first presented in September 2014.

Design

We enrolled 149 patients with proven or probable IFD caused by rare molds, yeasts, or dimorphic fungi. Enrollment of patients with certain infections was limited to ensure there were at least 30 renal-impaired patients with IFD, as well as adequate numbers of patients with proven or probable invasive mucormycosis. Patients received a loading dose of 200 mg intravenous or oral isavuconazole every eight hours for the first two days, which was followed by a maintenance dose of 200 mg intravenous or oral isavuconazole once daily, until the end of treatment. The maximum treatment duration was 180 days, however, a country-specific protocol amendment allowed patients who had clinical improvement while on isavuconazole to continue treatment beyond 180 days.

Efficacy Evaluation

The primary efficacy endpoint of this study was overall response to treatment through study day 42 after the start of treatment. Secondary efficacy measures included all-cause mortality through study days 42 and 84 after the start of treatment and clinical, mycological and radiological responses.

We focused on the efficacy outcomes in the patients with Mucorales infections. Thirty-seven patients comprised the mITT-Mucorales population, of whom 21 received isavuconazole as primary treatment for their infection, 11 were refractory to other prior antifungal therapies and five were intolerant to prior antifungal therapies. The overall all-cause mortality for this population through day 42 was 37.8%. See Table 3 below.

In this trial the rate of overall response against mucormycosis at the end of therapy was 31.4%, with an additional 28.6% exhibiting a stable response. For patients receiving isavuconazole as primary therapy, this number was 31.6%, with an additional 31.6% having stable disease. See Table 3 below.

At the end of therapy, 45.2% of patients reported a successful clinical response, 34.3% reported a successful mycological response (presumed eradication) and 18.2% of patients reported a successful radiological response. See Table 3 below.

Table 3 Efficacy Endpoints of the VITAL Trial (mITT-Mucorales)

% (n/N)
	Primary therapy	Refractory to prior AFT	Intolerant to prior AFT	Total
All-cause mortality through day 42*	33.3% (7/21)	45.5% (5/11)	40.0% (2/5)	37.8% (14/37)
All-cause mortality through day 84*	42.9% (9/21)	45.5% (5/11)	40.0% (2/5)	43.2% (16/37)
Successful overall response§ at day 42	14.3% (3/21)	9.1% (1/11)	0.0% (0/5)	10.8% (4/37)
Successful overall response§ at EOT#	31.6% (6/19)	36.4% (4/11)	20.0% (1/5)	31.4% (11/35)

Successful response§ at EOT#

Clinical	55.6% (10/18)	22.2% (2/9)	50.0% (2/4)	45.2% (14/31)
Mycological	31.6% (6/19)	36.4% (4/11)	40.0% (2/5)	34.3% (12/35)
Radiological	16.7% (3/18)	20.0% (2/10)	20.0% (1/5)	18.2% (6/33)

EOT, end-of-therapy visit; AFT, anti-fungal therapies

*	A patient whose last known survival status was before day 42/84; who was missing at day 42/84; or whose last assessment was performed before day 42/84, was counted as a death in each of the respective analyses.
§	Success was defined as complete or partial resolution.
#	Patients whose therapy was ongoing at the time of the interim database cutoff were not included in this analysis.

To provide additional context for the evaluation of isavuconazole’s activity against invasive mucormycosis, a matched-control analysis was conducted, comparing results from patients with invasive mucormycosis having received isavuconazole as primary therapy for in the VITAL trial, with patients from the Fungiscope Registry database who received amphotericin-based formulations as primary therapy. Amphotericin was chosen as the comparator as it is the only approved therapy for invasive mucormycosis. The Fungiscope Registry is a contemporary observational study, consisting of a global web-based database coordinated from the Clinical Trials Centre at the University of Cologne, Germany. This database contains the largest collection of information on rare fungal infections, with over 150 cases of invasive mucormycosis treated between 2003 and 2013.

The case matching was governed by a prospectively defined methodology, which allowed for up to three controls to be matched to each VITAL trial case, regardless of outcome. Matching was performed by an independent blinded physician. All 21 of the VITAL trial cases who received isavuconazole as primary treatment were matched to at least one control. A total of 33 matched controls, treated between January 2005 and March 2013, were identified.

As a measure of outcome, all-cause mortality was chosen because the information is objective and available. The all-cause mortality rate through day 42 from the VITAL study cases was similar to the mortality rate of the Fungiscope matched controls (33.3% versus 39.4%, respectively).

While there are several limitations to comparisons between clinical trials and historical registries, the analyses performed indicate that isavuconazole demonstrated efficacy comparable to that of amphotericin B. The VITAL trial also included 20 patients with invasive aspergillosis and renal impairment. The all-cause mortality through Day 42 was 15.0% in this group, which is similar to the all-cause mortality through Day 42 of 18.6% in the SECURE study and this supports the utility of isavuconazole in the treatment of renally impaired patients with invasive aspergillosis.

Evaluation of Safety/Tolerability

In the VITAL trial, isavuconazole was determined to be safe and well tolerated in the treatment of invasive aspergillosis in patients with renal impairment and in the treatment of invasive fungal disease caused by rare molds, yeasts, or dimorphic fungi, including invasive mucormycosis. Safety outcomes were within the range of that observed in the SECURE trial.

ACTIVE Trial

The ACTIVE trial was undertaken in order to potentially expand the label to include the Candida infection. The trial was a randomized, double-blind, double-dummy, multi-center study to establish the non-inferiority of intravenously and orally administered isavuconazole versus intravenously administered caspofungin followed by oral voriconazole in the treatment of candidemia and other invasive infections caused by Candida yeasts. In treating Candida infections, a therapeutic agent is often first administered to a patient intravenously in a hospital setting and that same therapeutic agent or a different therapeutic agent is then administered to the patient orally after the patient is discharged from the hospital as maintenance therapy. We refer to this switch from an intravenous therapy to an oral therapy as oral step-down therapy.

We announced the topline data from the ACTIVE trial in July 2015.

Design

The ITT population comprised 440 patients with candidemia and other invasive Candida infections. Patients assigned to receive isavuconazole were administered a loading dose of study drug for the first two days of treatment, followed by a daily maintenance dose from day 3 through to the end of treatment. Patients assigned to receive caspofungin followed by voriconazole were administered a loading dose of intravenous caspofungin in the first 24 hours of treatment, followed by a maintenance dose of intravenous caspofungin from day 2 through to day 10 of treatment. After study day 10, patients who met certain criteria had the option to continue intravenous therapy, or switch to oral isavuconazole or oral voriconazole therapy (comparator group). The maximum duration of treatment was 56 days.

Efficacy Evaluation

The primary endpoint of the study was to compare the overall treatment response of isavuconazole versus caspofungin at the end of intravenous therapy as determined by the DRC. The key secondary endpoint was to assess the success rate of overall treatment response at the first follow-up visit (2 weeks after the end of therapy) for intravenous/oral isavuconazole-treatment versus the comparator regimen of intravenous caspofungin or intravenous caspofungin followed by oral voriconazole.

The results showed that the trial did not meet the primary objective of demonstrating non-inferior efficacy of isavuconazole versus the study comparator at the end of intravenous therapy at a predefined non-inferiority margin of 15%. This outcome was consistent with results from previous Phase 3 studies that indicated that azoles and amphotericin B are effective in the treatment of candidemia/invasive candidiasis but that higher overall response rates are obtained with echinocandins at the end of intravenous therapy compared to azoles or amphotericin B.

The overall response rates at 2 weeks after treatment were, however, comparable between the two treatment groups. Overall response at 2 weeks after treatment was the key secondary endpoint of the study. In addition, the secondary endpoint of all-cause mortality was comparable at study day 14 and day 56 in both treatment groups. The overall safety profile of isavuconazole was similar to caspofungin and consistent with safety data seen in the SECURE and VITAL trials.

The overall response at the end of intravenous treatment in the mITT population (mITT; n=400) was 60.3% in the isavuconazole treatment group and 71.1% in the caspofungin group.

The key secondary endpoint of overall treatment response at 2 weeks after the end of treatment was 54.8% in the isavuconazole treatment group and 57.2% in the caspofungin/voriconazole treatment group.

We are continuing to further evaluate the results of the ACTIVE trial and a potential regulatory pathway for the advancement of isavuconazole for patients with invasive candidiasis/candidemia, for example as an oral step-down therapy following intravenous administration of caspofungin.

Overall clinical safety profile from clinical experience

The safety profile of isavuconazole has been well characterized with a large, global safety population of more than 1,600 patients derived from 40 Phase 1, two Phase 2 and two Phase 3 trials (the safety database of the third Phase 3 ACTIVE trial in invasive candidiasis has not yet been fully evaluated). The results of these safety analyses demonstrate that isavuconazole is a safe and well-tolerated treatment for invasive aspergillosis and other filamentous fungi in adults.

Early Phase and Preclinical Studies

In addition to the clinical studies, we have also conducted a thorough preclinical program, including pharmacokinetic and pharmacodynamic investigations, toxicology, and microbiology studies. The in vitro and in vivo microbiology studies demonstrated a broad-spectrum of activity against a variety of pathogenic fungi, including Aspergillus, Mucorales, and Candida. We also completed Phase 1 studies that provided a thorough characterization of the clinical pharmacology of isavuconazole.

Planned and Ongoing Clinical and Post-Approval Studies

We have developed a pediatric investigation plan, or PIP, to evaluate the safety and efficacy of isavuconazole for the treatment of invasive aspergillosis and mucormycosis in the pediatric population. The PIP, which was approved by the EMA in 2013, comprises one non-clinical and three clinical studies relevant to support the pediatric use of isavuconazole in children with invasive mold infections:

Non-clinical study

■	PIP-Study-1: Study in juvenile rats to evaluate the safety and toxicity of isavuconazole. Animals will be treated with isavuconazole for 13 weeks, followed by a four-week recovery period. This study has been completed.

Clinical studies

■	PIP-Study-2: Open-label, multi-center, non-comparative study to evaluate the pharmacokinetics and safety of intravenous isavuconazole in children with various types of blood cancers and related diseases. The age range is four months to less than 18 years, with expected enrollment of 32 subjects.
■	PIP-Study-3: Open-label, multi-center, multiple-dose, non-comparative study to evaluate the pharmacokinetics and safety of oral isavuconazole in children with various types of blood cancers and related diseases. The age range is six years to less than 18 years, with expected enrollment of 32 subjects.
■	PIP-Study-4: Open-label, multi-center, non-comparative study to evaluate the safety and tolerability of intravenous and oral isavuconazole in children with invasive aspergillosis and infections caused by other rare molds and yeasts. The age range is birth to less than 18 years, with expected enrollment of 25 subjects.

As a part of our post-approval commitment in the European Union, a non-interventional post-authorization patient registry is planned to further evaluate the clinical course of 70 adult patients with mucormycosis who have received, or are receiving treatment with systemic antifungal therapy, including isavuconazole. Data to be collected will include data related to the patient’s diagnosis, diagnostic procedures, underlying diseases, therapies received, reasons for discontinuation of treatment and outcome data, including mortality.

Further Development Opportunities

Patients with hematologic malignancies are at high risk of invasive fungal infections, or IFIs, especially during remission-induction chemotherapy for acute myeloid leukemia or myelodysplastic syndrome and allogeneic hematopoietic stem cell transplant causing substantial morbidity and mortality in these patient populations. Aspergillus spp. and Candida spp. are the two most important genera and are estimated by published studies in Swiss Medical Weekly and the Journal of the American Medical Association to account for about 95% of all cases of IFIs. Diagnosis of IFI is frequently difficult to establish in a timely fashion, leading to unfavorable outcomes. This emphasizes the importance of prophylactic treatment regimens for patients at risk. Other azoles (posaconazole, voriconazole and fluconazole) and micafungin have been recommended and are often used in this setting. Given its broad-spectrum of activity and favorable pharmacokinetic and safety profile, the possible use of isavuconazole as an alternative prophylactic agent is compelling. Thus, we are exploring the future conduct of prophylactic studies that are likely to be designed as non-inferiority studies comparing head-to-head isavuconazole with one of the currently approved azoles in this indication.

Antibacterial Opportunity

Overview of Bacterial Infections

Bacteria are classified as Gram-positive or Gram-negative and these classes tend to be associated with different clinical diseases. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. Common causes of Gram-positive bacterial infections include species of Staphylococcus, such as MRSA, Streptococcus and Enterococcus. Gram-negative bacteria have two membranes with a thin cell wall and, when subjected to Gram’s method of staining, lose the stain or are decolorized. One of the most common causes of Gram-negative infection is Escherichia coli, or E. coli. Less prevalent Gram-negative bacteria strains include species of Klebsiella, Pseudomonas and Acinetobacter.

Antibacterial agents work by interfering with normal bacterial cellular activities, such as cell wall synthesis, protein synthesis or bacterial replication. In broad terms, bacteriostatic antibiotics reversibly inhibit bacterial growth, which requires the patient’s own immune system to attack and kill the bacteria. However, bactericidal antibiotics have the advantage of killing the bacteria, directly, which is particularly important for patients with weakened immune systems.

Antibiotics that treat bacterial infections can be classified as broad-spectrum or narrow-spectrum. Antibiotics that are active against a mixture of Gram-positive, Gram-negative or other bacteria are referred to as broad-spectrum. Antibiotics that are active only against a select subset of bacteria are referred to as narrow-spectrum. Because it usually takes up to 24 to 72 hours from the time a specimen is received in the laboratory to diagnose a particular bacterial infection and in many cases the bacterial pathogen cannot be diagnosed successfully, physicians may be required to prescribe antibiotics for serious infections without having identified the bacteria. Moreover, according to a study published in the European Journal of Medical Research, immediate administration of adequate initial antibiotic therapy is crucial to improve patient outcome in infections such as HAP. A study published in the Canadian Journal of Infectious Diseases and Medical Microbiology estimates that identification of causative pathogens may take two to three days and may be unsuccessful in up to approximately 50% of patients with HAP, so initial treatment must be selected empirically. As such, early and effective first-

line treatment of serious infections requires the use of broad-spectrum antibiotics with activity against a broad range of bacteria at least until the pathogen causing the bacterial infection is diagnosed.

The Antibacterial Market

Based on industry data, we estimate that the market for hospital antibacterials includes 18.5 million hospital patients per year in the United States, the top five E.U. countries and Japan combined. In 2014, worldwide sales of hospital antibiotics amounted to $19.7 billion, of which $3.6 billion sales were in the United States and $2.8 billion were in the top five European countries. Worldwide sales of antibiotic drugs used in the treatment of MRSA were $3.2 billion in 2014, with growth of 2% versus 2013, and of 11% CAGR from 2003 to 2014. Furthermore, the worldwide sales of piperacillin-tazobactam, a leading broad-spectrum antibiotic treatment, were $2 billion in 2014, with growth of 8% versus 2013 and of 11% CAGR from 2003 to 2014.

Limitations of Current Therapies

Antibiotic resistance is primarily caused by mutation of the drug targets, drug efflux, production of antibiotic-inactivating enzymes, over-production of drug target and modification of the membrane restricting drug influx. Resistant bacteria are selected by exposure to antibiotics that do not kill all of the bacteria and by horizontal transfer of resistance determinants. In addition to bacteria being resistant to a single drug or drug class, many bacterial strains can also become cross-resistant, meaning that they become resistant to multiple classes of antibiotics. As a result, the effectiveness of many antibiotics has declined, limiting physicians’ options to treat serious infections and exacerbating a global health issue.

Many strains of bacteria have developed resistance over time to existing drugs, resulting in infections that are increasingly serious and more difficult to treat. These drug-resistant pathogens have become a growing global problem. They endanger populations in affluent, industrial regions like North America or Western Europe as well as in less-developed areas.

The growing issue of antibiotic-resistant bacterial infections has been widely recognized as an increasingly urgent public health threat, including by the World Health Organization, or WHO, the United States Centers for Disease Control and Prevention, or CDC, the Infectious Disease Society of America, or IDSA, and other health organizations throughout the world. In April 2014, the WHO issued an antimicrobial resistance global surveillance report warning that, unless significant measures are taken, people will start to die from common, formerly treatable infections, and medical interventions such as surgery, chemotherapy, organ transplantation and care of premature infants will become increasingly risky. For example the prevalence of methicillin-resistant Staphylococcus aureus is estimated to range from 14% in the United Kingdom (based on 2012 data in a report from the European Antimicrobial Resistance Surveillance Network issued in 2013) to 50% in the United States (in a study published in Antimicrobial Agents and Chemotherapy in 2013) and 59% in Japan (in a study published in the Journal of Infection and Chemotherapy in 2012). Further based on a journal article published in 2008 (Clinical Infectious Diseases) it was estimated that MRSA pneumonia accounts for 20-40% of nosocomial pneumonias. Based on an article published in the Journal Med Intensiva in 2013, treatment failure rates in MRSA pneumonia are as high as 40%, emphasizing the value of treatment being “right the first time.” Based on industry data, about one third of all HAP patients are suspected of having Pseudomonas infections. The annual death rate of antibiotic-resistant bacterial infections in Europe and the United States amounts to at least 50,000 and is higher in other parts of the world as reported by the CDC. In the United States in particular, these antibiotic-resistant infections add considerable and avoidable costs to the already overburdened healthcare system.

Despite emergence of highly resistant organisms and the acute medical need for new drugs, development of antibacterials has slowed to an unacceptable level worldwide. A study published in the

Journal of Health Communication shows that bacterial evolution has far exceeded the rate of development of new antibacterial drugs with a gap of 31 years (1969-2000) and a gap of 15 years (2000-present) in the field of discovery of new classes of antibiotics. As such, at present, there is an acute need for new drugs to treat infections caused by multidrug-resistant Gram-positive, such as MRSA, and Gram-negative bacteria. Currently approved products, such as Merrem (meropenem) and Levaquin (levofloxacin), are becoming increasingly ineffective against Gram-negative bacteria due to increasing resistance, which limits patients’ treatment options, particularly for patients with multidrug resistant infections. Few new therapeutic agents are in clinical development. Studies published in the journal Antimicrobial Agents and Chemotherapy show that apart from antibacterial resistance issues, there are limitations of current medical treatment in infections involving heart valves, deep-seated foci or biofilms such as infective endocarditis and osteomyelitis which are predominantly caused by S. aureus. These infections are difficult to treat and have a high morbidity and substantial mortality rate.

Our Lead Antibacterial Product, Ceftobiprole

Product Overview

Our lead antibacterial product ceftobiprole, administered as the water-soluble prodrug ceftobiprole medocaril and commercialized under the trade names Zevtera or Mabelio in certain European countries, has a broad antibacterial spectrum that encompasses both resistant Gram-positive pathogens and many Gram-negative organisms and has demonstrated a low propensity to induce bacterial resistance. Ceftobiprole is the only antibiotic monotherapy that is approved for the treatment of adults with community-acquired pneumonia and HAP (excluding ventilator-associated pneumonia) with activity against MRSA and many Gram-negative pathogens including Pseudomonas spp.

Ceftobiprole is currently approved for sale in 13 European countries and Canada. In the European Union, a drug which has obtained marketing authorization must proceed through pricing and reimbursement negotiations in each country prior to a commercial launch. Following each national approval, we plan to initiate pre-launch pricing and reimbursement negotiations. As a result, we have launched ceftobiprole on a rolling basis as each of these processes completes. We launched ceftobiprole in Germany at the end of 2014 and in France, Italy, and the United Kingdom in April 2015. We plan to launch in Spain and Switzerland in the fourth quarter of 2015 or early 2016, and launch in other countries through distributors or licensors.

Outside of Europe, we have filed applications for marketing approval in Canada, Australia and Argentina, and expect decisions in these markets by late 2015 to 2016.

In the United States, in August 2015, the FDA granted ceftobiprole QIDP designation for the treatment of community-acquired bacterial pneumonia, or CABP, and ABSSSI. This designation gives future NDAs priority review and additionally provides a further five years of data exclusivity in the United States (total of 10 years post-approval).

Based on our previous discussions with the FDA, we believe that the completion and successful outcome of two cross-supportive Phase 3 trials, one trial in ABSSSI and one trial in CABP, may be sufficient to obtain U.S. regulatory approval for both indications. We may also initiate a Phase 3 trial in S. aureus bacteremia, or SAB. We plan to have further discussions with the FDA about the design of our Phase 3 clinical program. We currently estimate that each of these Phase 3 trials would cost approximately $40 to 50 million, although these estimates may change depending on the final design of the Phase 3 program. We currently expect that we would not initiate Phase 3 trials until such time as we have entered into a collaboration agreement with a third party for this program or otherwise secured a funding source for these trials.

Key Attributes of Ceftobiprole

Ceftobiprole has the following key product features:

■	Broad-spectrum coverage—Preclinical studies and clinical trials of ceftobiprole have demonstrated broad in vitro and in vivo activity, that is, the ability to kill or to inhibit the growth of both Gram-positive and many Gram-negative pathogens such as MRSA and Pseudomonas. As such, ceftobiprole has the potential to address an unmet medical need for a broad-spectrum first-line empiric antibiotic treatment. Ceftobiprole has demonstrated efficacy in animal models of difficult to treat infections of endocarditis and osteomyelitis with superior efficacy against standard of care antibiotics in some models.

■	Low propensity to develop resistance—Ceftobiprole has demonstrated a low propensity to induce bacterial resistance in preclinical studies and supported by data from large Phase 3 trials.

■	Simplified monotherapy option—Ceftobiprole is the only antibiotic monotherapy that is approved for the treatment of adults with community-acquired pneumonia and hospital-acquired pneumonia (excluding ventilator-associated pneumonia), potentially offering a simplified monotherapy option relative to combination therapies for the initial empirical treatment when the causative organism of an infection is not known.

■	Convenient dosing—Ceftobiprole has the potential to eliminate the need for complicated multi-drug cocktails requiring differing dosing regimens given its potential as a simplified monotherapy. This feature minimizes the burden on the pharmacy and nursing staff and may reduce the higher costs associated with multiple drug administration as well as the increased potential for medical error or drug-to-drug interaction.

■	Tolerability/safety—The safety data obtained for ceftobiprole in four randomized controlled Phase 3 studies was consistent with the safety profile of other marketed cephalosporins which have been widely used for decades and are known for their good tolerability and safety profile, without any clinically relevant drug-to-drug interaction potential.

■	Shorter hospital stay—Shorter intensive care unit and overall duration of hospital stay have been shown in the European subgroup of patients enrolled in the Phase 3 trial.

Late-Stage Clinical Trials

The Phase 3 program for ceftobiprole consisted of four completed trials in HAP, CABP and ABSSSI, summarized below.

Pneumonia Trials

Ceftobiprole’s Phase 3 clinical development program for pneumonia consisted of two pivotal trials: BAP 248/307 (HAP trial) and CAP-3001 (CABP trial). The results of these trials support the safety and efficacy of ceftobiprole in patients with HAP (excluding ventilator-associated pneumonia) and CABP.

HAP Trial

The HAP trial was a randomized, double-blind, multi-center study to establish the non-inferiority of ceftobiprole as a monotherapy to the combination of linezolid plus ceftazidime in the treatment of adults with HAP. In March 2006, the topline data from the HAP trial were announced.

Design

795 patients were enrolled with HAP from 157 sites worldwide, 14 of whom were screen failures. Of the remaining patients, 391 were randomly assigned to receive ceftobiprole (500 mg every eight hours as a 120-minute intravenous infusion) and 390 of these patients were randomly assigned to receive a combination of linezolid (600 mg every 12 hours as a 60-minute intravenous infusion) plus ceftazidime (2 g every eight hours as a 120-minute intravenous infusion). The foregoing groups were defined as the ITT population. Analysis of the primary endpoint was performed using this population, as well as the clinically evaluable, or CE, analysis set, i.e., those patients who had received at least one dose of study medication and were considered evaluable at the test-of-cure, TOC, visit and met other pre-defined criteria. Microbiological outcomes were determined from the mITT and microbiologically evaluable, or ME, populations, representing all subjects in the ITT population with a confirmed pathogen at baseline and all mITT subjects who were also clinically evaluable, respectively. The combination of ceftazidime and linezolid was chosen as the comparator regimen for this trial as they are standard first-line therapies for subjects with HAP; ceftazidime has a broad-spectrum of activity, including activity against Gram-negative pathogens, while linezolid provides coverage of Gram-positive bacteria such as S. aureus, including MRSA. The total treatment duration was 7–14 days.

Efficacy Evaluation

The primary efficacy endpoint of this study was the clinical cure rate at the TOC visit, performed 7–14 days after the end of treatment. Secondary objectives included the 30-day pneumonia-specific mortality, the rates of microbiological eradication and relapse rates.

Non-inferiority of ceftobiprole to linezolid plus ceftazidime was demonstrated with respect to clinical cure rates at the TOC visit for all subjects in both of the primary analysis sets (NIM of 15%). See Table 4 below. When the subpopulation of patients with VAP was analyzed separately, it was revealed that, for the limited number of VAP patients in this trial, ceftobiprole was not as effective as the comparator (37.7% compared to 55.9%, respectively (CE analysis set)). Based on this, the majority of the secondary efficacy analyses were performed excluding the VAP patient population with a clinical cure rate at the test of cure visit of 59.6% vs. 58.8% (ITT analysis set) and 77.8% vs. 76.2% (CE analysis set) in the ceftobiprole group and the linezolid plus ceftazidime group, respectively. With respect to the other pre-defined efficacy outcomes, ceftobiprole as a monotherapy was generally as efficient as the combination of linezolid plus in the treatment of HAP (excluding VAP).

Table 4 Primary endpoints of study BAP 248/307 (All Patients)

Clinical cure at the test-of-cure visit % (n/N)
	Ceftobiprole	Linezolid + ceftazidime
Intent-to-treat	49.9% (195/391)	52.8% (206/390)
Clinically evaluable	69.3% (174/251)	71.3% (174/244)

Post-hoc Analysis

An analysis performed after completion of the trial revealed that a higher proportion of HAP (excluding VAP) patients treated with ceftobiprole exhibited early improvement, defined as clinical improvement or cure on day 4 of treatment, than with ceftazidime plus linezolid (86.9% vs. 78.4%). The difference was most pronounced in patients with MRSA infections, with 94.7% of the ceftobiprole-treated patients showing early improvement, compared to 52.6% of the comparator-treated patients. The early improvement rates in patients with any Gram-positive pathogen at baseline were 86.9% vs. 73.9% and for any S. aureus were 92.3% vs. 71.4% in the ceftobiprole group vs. the linezolid plus ceftazidime group, respectively.

Another analysis in patients who were in an intensive care unit at baseline showed a clinical cure rate of 69.9% in the ceftobiprole group and 66.1% in the linezolid plus ceftazidime group (CE analysis set).

Evaluation of Safety/Tolerability

In this trial, ceftobiprole was well tolerated, and the overall incidence rates of adverse events, or AEs, deaths, severe adverse events, or SAEs, treatment-related AEs, and discontinuations due to AEs were comparable between the two treatment groups.

CABP Trial

The CABP study was a randomized, double-blind, multi-center study to establish the non-inferiority of ceftobiprole as a monotherapy to ceftriaxone with or without linezolid in the treatment of adults with CABP who required hospitalization. In September 2007, the top-line data from the CABP trial were announced.

Design

706 patients were enrolled with CABP at 103 sites worldwide, 40 of whom were screen failures and another 28 of whom were excluded because of site-compliance issues. Of the remaining patients, 314 were randomly assigned to receive ceftobiprole (500 mg every eight hours as a 120-minute intravenous infusion) and 324 of were randomly assigned to receive ceftriaxone (2 g once daily as a 30-minute intravenous infusion) with or without linezolid (600 mg every 12 hours as a 60-minute intravenous infusion). The foregoing groups were defined as the ITT population. Analysis of the primary endpoint was performed using this population, as well as the clinically evaluable (CE) analysis set, i.e., those patients who had received study medication for at least 48 hours and were considered evaluable at the TOC visit and met other predefined criteria. Microbiological outcomes were determined from the mITT and microbiologically evaluable (ME) populations, representing all subjects in the ITT population with a confirmed pathogen at baseline and all mITT subjects who were also clinically evaluable, respectively. Ceftriaxone was chosen as a comparator regimen because it is a standard first-line therapy for patients with CABP infections requiring hospitalization, however, as this antibiotic is not effective against MRSA, linezolid was added to the ceftriaxone treatment when such infections were suspected. Recognizing that many patients in this study would not require hospitalization for the entire duration of antibiotic therapy, a switch to oral cefuroxime axetil (500 mg every 12 hours) was allowed after a minimum of 3 days of completed intravenous therapy. The total duration of study-drug therapy was 5–14 days.

Efficacy Evaluation

The primary efficacy endpoint of this study was the clinical cure rate at the TOC visit, performed 7–14 days after the end of treatment. Other efficacy objectives included the 30-day pneumonia-specific mortality rate and the rates of microbiological eradication and relapse.

Non-inferiority of ceftobiprole to ceftriaxone with or without linezolid was demonstrated with respect to clinical cure rates at the TOC visit for both of the primary analysis sets (NIM of 10%). See Table 5 below. Furthermore, ceftobiprole as a monotherapy was generally as efficient as ceftriaxone with or without linezolid in the treatment of CABP for the pre-defined secondary efficacy outcomes.

Table 5 Primary endpoints of study CAP-3001

Clinical cure at the test-of-cure visit % (n/N)
	Ceftobiprole	Ceftriaxone ± linezolid
Intent-to-treat	76.4% (240/314)	79.3% (257/324)
Clinically evaluable	86.6% (200/231)	87.4% (208/238)

Post-hoc Analysis

An analysis performed after completion of the trial showed that high-risk patients, defined using the pneumonia severity index (PORT Score), responded earlier to treatment with ceftobiprole than with ceftriaxone with or without linezolid; 78.4% of ceftobiprole-treated patients in PORT Risk Classes ≥ IV showed improvement by day 3, compared to 61.8% of the patients treated with the comparator regimen.

Evaluation of Safety/Tolerability

In this trial, ceftobiprole was well tolerated, and no significant differences were observed between the treatment groups in the overall incidence of AEs, deaths, SAEs, or discontinuations due to AEs.

ABSSSI Trials

The Phase 3 ABSSSI clinical development program for ceftobiprole consisted of two pivotal trials, BAP00154 and BAP00414, completed in December 2005 and October 2006, respectively. The BAP00154 trial was a randomized, double-blind, multi-center study designed to establish the non-inferiority of ceftobiprole to vancomycin in the treatment of ABSSSI caused by Gram-positive pathogens. The BAP00414 trial was a randomized, double-blind, multi-center study designed to establish the non-inferiority of ceftobiprole to vancomycin plus ceftazidime in the treatment of ABSSSI, including diabetic foot infections, caused by Gram-positive or Gram-negative pathogens. The results of these studies support the safety and efficacy of ceftobiprole in patients with ABSSSI due to suspected or proven Gram-positive pathogens, or due to Gram-positive, Gram-negative, or mixed pathogens, including diabetic foot infections.

Design

784 patients were enrolled in study BAP00154 with suspected or proven Gram-positive infections. Of those patients, 397 were randomly assigned to receive ceftobiprole (500 mg every 12 hours as a 60-minute intravenous infusion) and 387 were randomly assigned to receive vancomycin (1 g every 12 hours as a 60-minute intravenous infusion). Vancomycin was chosen as a comparator because it is a first-line treatment for infections caused by methicillin-resistant organisms.

837 patients were enrolled in study BAP00414 with suspected or proven Gram-positive and/or Gram-negative infections, nine of whom were screen failures. Of the remaining patients, 547 were randomly assigned to receive ceftobiprole (500 mg every eight hours as a 120-minute intravenous infusion) and 281 were randomly assigned in a 2:1 ratio to receive ceftazidime (1 g every eight hours as a 120-minute intravenous infusion) plus vancomycin (1 g every 12 hours as a 60-minute intravenous infusion).

These groups comprised the ITT analysis population. The second primary-analysis population was defined as those patients considered to be clinically evaluable (CE) at the TOC visit. Microbiological endpoints were derived from the mITT and ME analysis sets, which respectively included patients from the ITT and CE populations who had an identifiable pathogen at the onset of therapy. The comparator regimen was chosen as ceftazidime, which has a broad-spectrum of activity, including Gram-negative pathogens, normally required to treat patients with Gram-negative ABSSSI; the addition of vancomycin provides coverage against MRSA, which is lacking in ceftazidime.

Efficacy Evaluation

For both studies the primary efficacy endpoint was the clinical cure rate at the TOC visit, which took place 7–14 days after the end of treatment. Secondary efficacy objectives included the rates of microbiological eradication and relapse. In both studies the treatment duration was 7–28 days.

Each of the trials achieved the primary endpoint of non-inferiority of ceftobiprole with respect to comparator in the two primary analysis populations (NIM of 10% in both studies). With respect to the pre-defined secondary efficacy endpoints, ceftobiprole was generally as efficient at eliminating ABSSSI pathogens as vancomycin alone (BAP00154), or vancomycin in combination with ceftazidime (BAP00414).

Table 6 Primary endpoints of studies BAP00154 and BAP00414

Clinical cure at the test-of-cure visit % (n/N)
	BAP00414		BAP00154
	Ceftobiprole	Vancomycin	Ceftobiprole	Vancomycin plus ceftazidime
Intent-to-treat	81.9% (448/547)	80.8% (227/281)	77.8% (309/397)	77.5% (300/387)
Clinically evaluable	90.5% (439/485)	90.2% (220/244)	93.3% (263/282)	93.5% (259/277)

Evaluation of Safety/Tolerability

In these trials, ceftobiprole was well tolerated. No significant differences were observed between the treatment groups in the overall incidence of AEs, deaths, SAEs, treatment-related AEs, or discontinuations due to AEs.

Regulatory Information

In 2007, our former license partner submitted as sponsor an MAA, an NDA and regulatory applications for ceftobiprole for the treatment of ABSSSI in the European Union, the United States and several other countries. Applications were approved in Canada, Switzerland, Azerbaijan, Hong Kong, Ukraine, and Russia. The applications made to the United States and the European Union were not accepted due to concerns over good clinical practice compliance in the Phase 3 ABSSSI trials, none of which was directly related to the data regarding the safety of the drug. The good clinical practice concerns were mostly related to insufficient trial oversight by the former sponsor, as well as issues relating to the contract research organization and certain investigators. The product was subsequently withdrawn from all markets in 2010, and all rights for ceftobiprole, including sponsorship, were transferred back to us in January 2011 pursuant to the terms of the pre-existing license agreement.

Overall Safety Profile from Clinical Experience

Safety data from the clinical development program for ceftobiprole were collected from a total of 3,037 patients, 1,668 of whom received ceftobiprole, and 1,369 of whom received a comparator. Analysis of these safety data supports the conclusion that ceftobiprole is well tolerated, with a safety profile that is consistent with that of other cephalosporins, or antibiotics. Due to its elimination over the kidney, dose adjustment of ceftobiprole is required for patients with moderate or severe renal impairment and for patients requiring dialysis, and caution is recommended for patients with severe renal impairment.

Early Phase and Preclinical Studies

In addition to the clinical studies, there was a preclinical program, including pharmacokinetic and pharmacodynamic investigations, toxicology, and microbiology studies. The in vitro and in vivo microbiology studies demonstrated a broad-spectrum of activity against both resistant Gram-positive pathogens and many Gram-negative organisms. In particular, ceftobiprole has been shown to be active against S. aureus, including MRSA, and against staphylococcal strains with vancomycin-intermediate, daptomycin-non-susceptible, tigecycline-resistant and linezolid-resistant phenotypes; penicillin- and ceftriaxone-resistant pneumococci; and vancomycin-resistant and ampicillin-susceptible E. faecalis. In a rat model of endocarditis, ceftobiprole was superior to vancomycin in reducing the bacterial load of cardiac vegetations in animals infected with MRSA, glycopeptide-intermediate Staphylococcus aureus (GISA) or vancomycin-intermediate S. aureus (VISA). Similar results were seen using rabbit models of aortic-valve endocarditis and tibial osteomyelitis. One endocarditis study found ceftobiprole to be superior to vancomycin against VISA and in another, the activity of ceftobiprole was superior to those of vancomycin, daptomycin and linezolid for the treatment of MRSA-induced endocarditis. In this model, ceftobiprole also sterilized more vegetations than any of the comparators in this study. These data indicate that S. aureus bloodstream infections including infective endocarditis and osteomyelitis may be a potentially promising area of clinical development with ceftobiprole. The potential of ceftobiprole to address unmet medical needs in the treatment of S. aureus bloodstream infections is further underlined by in-vitro data demonstrating that ceftobiprole remains active to kill or inhibit the growth of S. aureus bacteria that show reduced susceptibility to standard of care antibiotics in the treatment of S. aureus bloodstream infections such as vancomycin or daptomycin.

Planned and Ongoing Clinical and Post-Approval Studies

We have developed a program to evaluate the safety and efficacy of ceftobiprole in the pediatric population, which is detailed in a PIP approved by the EMA in 2014. This program comprises four studies:

■	PIP-Study-1: Open-label, single-dose pharmacokinetic, or PK, and safety study in pediatric subjects undergoing treatment with systemic antibiotics. The age range is three months to less than 18 years, with expected enrollment of 64 subjects. This study has been completed. A single dose of ceftobiprole in dose range of 7 mg/kg to 15 mg/kg was well tolerated in pediatric subjects with an age range of three months to less than 18 years.

■	PIP-Study-2: Open-label, single-dose PK and safety study in term and pre-term neonates and infants undergoing treatment with systemic antibiotics. The age range is less than three months, with expected enrollment of 45 subjects. The study was approved by the Belgian health authority in June 2014 and by the Ethics Committee in July 2014, and is currently ongoing.

■	PIP-Study-3: Randomized, double-blind and active-controlled study to evaluate the safety and efficacy of ceftobiprole in hospitalized pediatric subjects with severe pneumonia (including both CAP or HAP). The age range is three months to less than 18 years, with expected enrollment of 250 subjects.

■	PIP-Study-4: Open-label, multiple-dose PK and safety study in term and pre-term neonates and infants with late-onset sepsis. The age range is birth to less than three months, with expected enrollment of 60 subjects.

As a part of our post-approval commitment in the European Union, a non-interventional post-authorization safety study, or PASS, is planned to evaluate the safety profile of ceftobiprole in patients with impaired hepatic or renal function, or immunosuppression. This study will collect more information on the use of ceftobiprole in patient groups where no or only limited information has been gained from the clinical trial program, including HIV-positive patients, patients with neutropenia, immunocompromised patients, patients with myelosuppression, patients with hepatic impairment, and patients with end-stage renal disease.

In the United States, we plan to conduct two cross-supportive Phase 3 trials, one trial in ABSSSI and one trial in CABP, as well as to initiate another Phase 3 trial in S. aureus bacteremia, or SAB. This study is being planned to include broad inclusion criteria such as renally impaired patients, right and left sided endocarditis and septic complications of blood stream infections for example osteomyelitis.

Our Most Advanced Antibacterial Product Candidate, an Inhalable Formulation of BAL30072

The Growing Need for New Gram-negative Antibiotics

Infections caused by multidrug resistant Gram-negative bacteria present a growing challenge to successful antibiotic therapy. In a study involving thousands of patients from hospitals around the world, Gram-negative bacteria were found in approximately 60% of clinical isolates in intensive care units in a study published in the Journal of the American Medical Association. Of particular concern is the emergence of Gram-negative bacterial strains with newly acquired resistance mechanisms, such as pathogens that have acquired the ability to produce enzymes, or beta-lactamases, that destroy beta-lactam antibiotics, which have been the mainstay of antibiotic therapy for several decades. Studies published in the Journal of Antimicrobial Chemotherapy and the American Journal of Infectious Control report that bacteria such as Pseudomonas, Acinetobacter and Klebsiella that are resistant to broad-spectrum antibiotics including carbapenems are a growing threat in patients with nosocomial infections, meaning hospital-acquired infections. Accordingly, there is a significant and growing need for novel Gram-negative antibiotics with a broad coverage of clinically relevant pathogens.

The Risk of Chronic Pulmonary Infection in Patients with Cystic Fibrosis or Bronchiectasis

Chronic bacterial pulmonary infection leading to an irreversible decline in lung structure and function is the main cause of mortality and morbidity in patients with cystic fibrosis, with more than 90% of deaths due to respiratory failure, according to a study published in Respiratory Care. Cystic fibrosis is a life-threatening, genetic disease that, according to the Cystic Fibrosis Foundation Patient Registry, affects approximately 70,000 patients worldwide and approximately 30,000 patients in the United States. Pseudomonas aeruginosa, or P. aeruginosa, is the most frequently isolated pathogen infecting up to 80% of adult patients suffering from chronic bacterial pulmonary infections, as reported by a study in the journal Current Opinion in Pulmonary Medicine. When this occurs, patients typically require lifelong inhaled antibiotic therapy to manage the infection. Based on industry data, all inhaled antibiotics on the market are approved for the treatment of P. aeruginosa. The global cystic fibrosis inhaled antibiotic market in 2014 was more than $600 million, with sales of Tobramycin accounting for $445 million. However, the increasing Tobramycin resistance to P. aeruginosa has meant sales growth from other products, namely Aztreonam lysine, which has seen global sales growth of 36% CAGR between 2010 and 2014 and now has sales of $165 million. More recently in 2012, colistimethate sodium was approved in the European Union as a dry powder inhaler (DPI) formulation. The prices of Tobramycin and Aztreonam lysine for a 28-day course of therapy are $3000 and $5300, respectively.

Chronic bacterial pulmonary infection is also of serious concern in patients with bronchiectasis. Patients with bronchiectasis have some similarities to those with cystic fibrosis. There are similar symptoms and in both conditions radiological dilatation of airways, bronchial wall thickening, mucus plugging and hyperinflation occur. In 2012, it was estimated that bronchiectasis affects 2.4 million of patients worldwide, and is estimated to affect approximately 3.0 million in 2020, based on industry data. The European Bronchiectasis Registry (EMBARC) reports that bronchiectasis affects nearly 3 per 1000 persons 75 years of age and older. Similar to cystic fibrosis, individuals with bronchiectasis have chronic cough, sputum production and frequent respiratory infections which lead to impaired lung function and health-related quality of life. A study published in the American Journal of Respiratory and Critical Care Medicine estimates that more than 30% of bronchiectasis patients suffer from chronic P. aeruginosa infections.Commonly used medications in the treatment of acute infectious processes associated with bronchiectasis include antibiotics, beta-agonists, inhaled corticosteroids and expectorants.

Currently, a limited number of inhaled antimicrobials are available for use in cystic fibrosis (such as tobramycin, colistimethate and aztreonam) and no antibiotics approved to treat lung infections in patients with bronchiectasis. Considering the clear rationale and clinical benefits associated with the use of inhaled antibiotics in both these patient groups, new antibiotics with activity against increasingly resistant and newly emerging respiratory pathogens are needed. Attempts to directly translate therapies used in cystic fibrosis to patients with bronchiectasis have given disappointing results, with tolerability issues identified for both aztreonam and tobramycin in bronchiectasis. This emphasizes the importance of conducting specific safety and dose ranging studies in both cystic fibrosis and bronchiectasis.

Our Solution

BAL30072 is an investigational monosulfactam antibiotic with bactericidal activity against many clinically relevant multidrug resistant Gram-negative bacteria. In in vitro and in vivo studies we demonstrated bactericidal activity against Acinetobacter baumannii, Enterobacteriaceae and P. aeruginosa including strains that produce certain beta-lactamases. In addition, in vitro data demonstrated synergistic or additive activity of BAL30072 with antibiotics from the carbapenem class, resulting in broader Gram-negative coverage. Moreover, BAL30072 has demonstrated in vitro activity against Burkholderia cepacia complex and Stenotrophomonas maltophilia, pathogens often found in cystic fibrosis patients. These studies included in vitro studies, in vivo studies in animals and clinical studies in human subjects of an intravenous formulation of BAL30072. In addition, preclinical development of an inhaled formulation of BAL30072 has been initiated.

The development of our intravenous formulation of the antibacterial product candidate BAL30072 was funded partially under a BARDA contract and the inhaled formulation will be funded in part by the iABC consortium. The iABC consortium is a consortium of researchers from academic and industry organizations, such as Queen’s University and Novartis Pharma A.G. The iABC Consortium is funded by the European Commission through the Innovative Medicines Initiative (IMI), and our inhaled formulation project is part of the iABC’s European New Drugs for Bad Bugs (ND4BB) program. The BARDA contract provided up to $17 million over a period ending September 30, 2015 in the form of reimbursement of agreed development costs.

Development Plan

In September 2015, we entered into an agreement with the iABC consortium to develop an inhaled formulation of our antibiotic BAL30072 addressing antibiotic resistance in cystic fibrosis and bronchiectasis. We expect that over a period of five years the iABC consortium will undertake preclinical and clinical studies up to Phase 2 of inhaled BAL30072 against respiratory infections with Gram-negative pathogens in patients with cystic fibrosis. The total iABC funding for BAL30072 related work will be approximately EUR 11.0 million, of which we expect to contribute about half. We retain all IP and commercialization rights with respect to BAL30072. Preclinical studies with BAL30072 as an inhaled formulation have commenced.

Oncology Opportunity

Oncology Market Overview and Scientific Background

Despite progress in the development of agents with antitumor activity, cancer treatment remains a significant challenge in healthcare. According to the American Cancer Society, there will be an estimated 1,658,370 new cancer cases diagnosed and 589,430 cancer deaths in the United States in 2015. Moreover, the global cancer burden is growing at an alarming pace; in 2030 alone, about 21.7 million new cancer cases and 13.0 million cancer deaths are expected to occur, simply due to the growth and aging of the population. Resistance to many currently available anti-cancer drugs remains a major challenge. There is an increasing medical need for novel agents with new mechanisms of action and for novel therapeutic approaches to overcome resistance and non-response to current cancer therapy. Moreover, we believe that there is a trend away from “one drug fits all” towards personalized medicine which is needed to increase the quality of care in oncology. Despite tremendous advances in the development of both cytotoxic, predominately chemotherapy, and targeted therapies for the treatment of human cancer, there is still a clear need for novel therapeutic approaches.

We investigate cytotoxic and targeted compounds with a focus on agents with activity in tumors unresponsive to standard therapeutics, supported by biomarker approaches. We are applying our in-depth understanding of cancer biology and our expertise in medicinal chemistry to develop new chemical scaffolds addressing validated targets as well as unexploited targets or new treatment algorithms targeting both solid and hematological cancers. In our discovery programs, we focus on novel aspects of tumor biology such as tumor metabolism with the aim to discover product candidates clearly differentiated from competitor compounds with the potential to be first-in-class. A major emphasis is placed on eliciting antitumor responses in refractory settings and addressing unmet medical need while maintaining patient quality of life. We are actively pursuing several discovery programs in this area.

We are currently investigating our most advanced oncology product candidate, BAL101553, in two separate Phase 1/2a clinical trials, and our second most advanced oncology product, BAL3833, in a Phase 1/2a clinical trial. If these ongoing trials are successful, we may seek to enter into collaboration agreements with third parties to help fund further development.

Our Lead Oncology Product Candidate, BAL101553

Product Overview

BAL101553, an anti-cancer product candidate developed by us, is a novel small-molecule, dual action microtubule-destabilizing agent, or MTA, which can be administered intravenously and orally. BAL101553 (meaning the water-soluble prodrug and its active moiety, BAL27862) destabilizes the microtubule network involved in tumor cell proliferation and stops tumor growth by a dual action on tumor cell proliferation and tumor vascularization, through a mechanism different from conventional MTAs. Consistent with this, BAL101553 binds to microtubules at a site distinct from that of taxanes and vinca alkaloids, eliciting a specific effect on the microtubule network and displaying a broad range of antitumor activity across a large panel of MTA-resistant tumor models characterized by diverse resistance mechanisms. BAL101553 also has potent activity against brain tumor cells and it efficiently penetrates the brain as shown in animal models, allowing potential application for the treatment of malignant brain tumors, a therapeutic area of high medical need that is not exploited by currently registered MTAs.

We have conducted extensive preclinical studies in order to understand the mechanism of action of BAL101553 in order to optimize early clinical development through a focused biomarker approach. Of note is that BAL101553 induces the formation of the spindle assembly checkpoint, or SAC, which promotes tumor cell death when the microtubule-based spindle apparatus required for cell division is not properly formed. The presence of SAC components, including BubR1, has been shown to be associated with response to BAL101553 in a range of tumor models. These data support the hypothesis that prediction of cancer response to BAL101553 may lie in its ‘tumor checkpoint control’, or TCC, function. The utility of SAC components as predictive biomarkers to identify patients likely to respond to BAL101553 is being explored in the ongoing clinical program, along with a broader panel of potential patient-selection biomarkers.

In order to assess the profile of BAL101553 for combination therapies, we are also performing preclinical drug combination studies. For example, a meaningful increase in antitumor effects has been observed when using both oral and intravenous BAL101553 in combination with radiotherapy in tumor models resistant to standard therapy. Moreover, combinations with therapeutic antibodies such as trastuzumab hold promise, with potential for increased activity of the combination in trastuzumab-refractory models.

The oral formulation of BAL101553 may provide advantages complementary to the intravenous formulation, both as single agent and in drug combination, offering flexible treatment strategies across different tumor types and potentially broadening options for the use of BAL101553 as a treatment for diverse human cancers.

We are currently investigating the oral and the intravenous formulations in two separate Phase 1/2a clinical trials in adult patients with advanced solid tumors. We expect top-line data for the intravenous Phase 2a trial by the end of 2015 whereas top-line data for the Phase 1 portion of the oral trial are expected in 2016.

The Promise of MTAs

Microtubules are components of the intracellular scaffold essential for the regulation of tumor cell division through the formation of a spindle apparatus that allows the correct separation of the duplicated genome into two cells. Their importance in tumor biology is exemplified by the fact that drugs targeting microtubules, such as taxanes and the vinca alkaloids, have been successfully used alone and in combination for the treatment of large numbers of cancer patients in a number of tumor indications. In this respect, the use of taxanes in combination with both targeted and cytotoxic agents has been heavily exploited. For example, the combination of paclitaxel with the HER2-targeted antibody (trastuzumab) has proven a successful treatment modality in breast cancer patients, and combination with cytotoxic platinums has been the cornerstone of ovarian cancer treatment for nearly two decades. More recently cancer immunotherapies are also being evaluated for their potential in combination with cytotoxic compounds.

Limitations of Existing MTAs

Despite the impact of conventional MTAs on cancer treatment strategies, a high frequency of both intrinsic and acquired resistance necessitates the development of novel agents with improved properties. Moreover, most registered MTAs do not penetrate the brain, offer limited dosing flexibility and are poorly soluble; hence, they are administered intravenously in the presence of solubilizing excipients associated with side effects.

A novel MTA that bypasses multiple drug-resistance mechanisms and has different pharmacological characteristics has the potential to confer a wider tumor-activity profile, which can be exploited for single agent approaches as well as targeted combinations. The availability of such a therapeutic with a differentiated biological profile directed towards a validated target in oncology and with resistance-reversal properties is, therefore, of great value for future treatment strategies. We believe that even tumors that are currently unresponsive to approved MTAs could see a significant clinical benefit from a novel MTA, providing a significant commercial opportunity. Based on industry data, we estimate worldwide sales of taxanes were approximately $3.5 billion in 2014.

Clinical Results

Phase 1/2a Intravenous Clinical Trial

Phase 1

In June 2011, we initiated a dose-escalation Phase 1 clinical trial of intravenously administered BAL101553 in adult patients with advanced solid tumors for whom standard therapy had proven ineffective. The trial was designed to investigate the safety and tolerability of weekly intravenous doses of BAL101553, including the determination of a safe maximum tolerated dose, or MTD, assessment of drug exposure and evaluation of indications of antitumor activity, as well as tumor pharmacodynamic biomarkers and potential patient selection biomarkers. Twenty-four patients received BAL101553 with reproducible exposure to the active moiety BAL27862 seen across all dose levels. Drug-related events included injection site reactions, nausea, vomiting, diarrhea, peripheral neuropathy and well-manageable, transient hypertension. Reversible gait disturbance, together with reversible low-grade peripheral sensory neuropathy, were dose-limiting events. The MTD was established to be 60 mg/m2. Notably, there were no indications of hematological, or blood, toxicity, a side effect often associated with cytotoxic drugs, including marketed MTAs.

The results of the BAL101553 Phase 1 clinical trial also showed first evidence of clinical antitumor activity. In one confirmed instance, a patient with ampullary cancer was observed to have a prolonged partial response over three years, after which treatment was stopped for reasons unrelated to disease progression. In addition, stable diseases were observed in five patients, predominantly at sub-MTD doses. A comparison of post- to pre-treatment tumor biopsies confirmed drug-related effects on tumor viability as indicated by reductions in both tumor cell proliferation and tumor vascularization. Moreover, initiation of exploratory patient-stratification biomarker analyses, using tumor biopsies and validated, clinically-applicable assays, has provided first information on baseline biomarker expression profiles that will be augmented as clinical development progresses. Full Phase 1 clinical data were presented at the American Society of Clinical Oncology Annual Meeting in June 2014.

Phase 2a

In July 2014, we initiated Phase 2a with intravenously administered BAL101553 in advanced cancer patients with colorectal, gastric, non-small cell lung, ovarian, pancreatic or triple-negative breast cancer. The Phase 2a trial has an innovative design that assesses the safety and efficacy of MTD and lower doses. The analysis of sub-MTD doses in the Phase 2a trial is aimed at evaluating whether limiting the anti-vascular effect of the drug may lead to a better therapeutic outcome. This approach is also supported by Phase 1 clinical data showing clinical activity at doses below the MTD.

The Phase 2a trial is also supported by a robust biomarker effort, which to our knowledge is one of the most comprehensive programs yet applied to MTA drug development. This includes the aforementioned potential patient stratification biomarkers, selection of patient populations most likely to respond, as well as pharmacodynamic analyses of tumor biomarkers and circulating tumor and vascular endothelial cells. Effects on tumor vascular perfusion are also being directly assessed by functional imaging. We expect initial top-line data from this ongoing Phase 2a trial in late 2015. Following our review of this data we may elect to extend the Phase 2a trial.

Phase 1/2a Oral Clinical Trial

In June 2015, we initiated a Phase 1/2a trial with the oral formulation of BAL101553 capsules administered once daily. The primary objective of the Phase 1 trial is to determine the MTD in adult patients with advanced or recurrent solid tumors for whom either standard therapy has failed or no effective standard therapy is available. A subsequent Phase 2a expansion trial is planned to further evaluate the safety, tolerability and drug exposure, or absorption, profile of daily oral BAL101553 at the maximum tolerated Phase 1 dose, and to assess its antitumor activity. We refer to this planned expansion trial as a Phase 2a trial because it is not specifically designed to assess efficacy at the MTD. Because this clinical program is comprised of an ongoing Phase 1 dose-escalation phase to determine the MTD and a planned Phase 2a expansion phase to evaluate safety, tolerability and absorption at the MTD, we refer to this program in its totality as Phase 1/2a trial elsewhere in this prospectus.

Consistent with the approach used for intravenous clinical development, pharmacodynamic biomarkers are also being explored in the oral Phase 1/2a trial in order to leverage dose evaluation. Moreover the same exploratory biomarker approach to identify patients most likely to respond to treatment has been implemented.

Our Second Most Advanced Oncology Product Candidate, BAL3833

Product Overview

The anti-cancer product candidate BAL3833 (also known as CCT3833) is an orally available small-molecule panRAF kinase inhibitor targeting cell proliferation signaling pathways that are associated with tumor growth and therapeutic resistance. BAL3833 belongs to a novel, fully synthetic chemical class which targets the BRAF kinase and the growth pathways that tumor cells rely on when they become resistant to existing drugs targeting BRAF.

Mutations of the BRAF gene contribute to the development of a range of cancers including melanomas, colorectal and serous ovarian cancer. In this regard, this class of compounds targeting the RAF and SRC kinases has been shown to have anti-tumor activity not only in BRAF-driven melanoma models, but also in diverse patient-derived models resistant to standard BRAF and MEK (a kinase involved in RAF signaling) therapy through mutations of the RAS gene, or elevated SRC family kinase signaling. Activity has also been observed in tumor models derived from patients unresponsive to ipilimumab, an immunotherapy approved for the treatment of metastatic melanoma. BAL3833 is currently in Phase 1 clinical development in adult patients with advanced solid tumors.

BAL3833 is the lead compound of a series of panRAF inhibitors in-licensed by us under an agreement with The Institute of Cancer Research, Cancer Research Technology, the Wellcome Trust and The University of Manchester. The ongoing Phase 1 development is sponsored by The Institute of Cancer Research and The Royal Marsden NHS Foundation Trust. We collaborate through a joint steering committee in the oversight of the Phase 1 development and we will assume full operational responsibility after completion of Phase 1 development.

The Promise of the MAPK/ERK Pathway

The mitogen activated protein kinase (MAPK/ERK) pathway is a growth-potentiating pathway crucial for the growth and survival of tumor cells. The RAF (Rapidly Accelerated Fibrosarcoma) protein kinases are key regulators of this pathway, and function downstream of a major cancer driver known as RAS (RAt Sarcoma). According to a study published in the journal Cancer Research, activating RAS mutation is one of the most common mutations occurring in human malignancies, present in approximately 15% of all cancers. There are three members of the RAF kinase family: ARAF, BRAF and CRAF. The latter two in particular have been implicated in the development of human cancer, with BRAF being mutated in a number of tumor types, including approximately 46-68% of cases of malignant melanoma and 4-22% of cases of colorectal cancer, as estimated in studies published in the Public Library of Science and the journal Cancer Control. The V600E mutation is the most common in melanoma. Mutation of both RAS and BRAF causes a constant activation of the MAPK/ERK pathway, which contributes to the aggressive growth characteristics of cancer.

The identification of BRAF as an appropriate therapeutic target was quickly followed by the development of effective BRAF-targeted therapies for metastatic melanoma patients. The first BRAF-targeted therapy, resulting in increased overall survival of BRAF V600E mutation positive metastatic melanoma patients, was vemurafenib, which was approved by the FDA in 2011. This was followed by another BRAF-specific agent (dabrafenib) and by a MEK kinase inhibitor (trametinib; MEK is downstream of the RAF kinases) both approved by the FDA in the same patient population in 2013. Since then, dabrafenib and trametinib combination therapy has also received accelerated approval for metastatic melanoma.

Unmet Need

Despite meaningful disease control with these three approaches, studies published by the American Society of Clinical Oncology and in the journal Current Opinion in Pharmacology show that a significant proportion of melanoma patients develop acquired resistance often within months. Moreover, intrinsic resistance is also observed (approximately 10-15% for BRAF inhibitors). Resistance is associated with MAPK/ERK pathway reactivation through, for example, CRAF, which is not inhibited by current BRAF/MEK inhibitors but has been shown to play a major role in tumor biology. Also, the presence of a RAS mutation (approximately 20% RAS mutation in melanoma according to a study published in the journal Cancer Cell) has also been implicated in lack of response. Recently, it has been demonstrated that the SRC (SaRComa) family kinases are also involved in resistance development. SRC proteins are involved in cancer progression through facilitating the activation of a number of growth regulating pathways, including the MAPK/ERK pathway.

Our Solution

Despite the clinical success of BRAF-and MEK-specific inhibitors, we believe there is a clear medical need for next-generation RAF inhibitors addressing the complexity of drug resistance, as well as potentially allowing expanded treatment options in other tumor indications not necessarily associated with BRAF mutation. BAL3833 belongs to a novel, fully synthetic chemical class with an oral formulation and targets BRAF, CRAF and SRC family kinases. BAL3833 has the potential to break resistance mechanisms currently challenging the BRAF- as well as the immuno-therapy fields by providing a novel approach to target signaling molecules known to be involved in tumor progression as well as resistance to therapy. At present, to our knowledge there are no dual panRAF/SRC inhibitors currently being developed for the treatment of human cancer.

Clinical Trials

Phase 1/2a Oral Clinical Trial

In May 2015, a Phase 1 oncology trial with the oral formulation of BAL3833 was initiated and sponsored by The Institute of Cancer Research, and The Royal Marsden NHS Foundation Trust and carried out at The Royal Marsden, and The Christie NHS Foundation Trust in Manchester, with biomarker work aided by us and performed at the Cancer Research UK Manchester Institute at The University of Manchester. The trial will be funded by the Wellcome Trust, the NIHR Biomedical Research Centre at The Royal Marsden and The Institute of Cancer Research, The Christie charity, the Cancer Research UK Manchester Institute, and Basilea.

This open-label, dose-escalation trial is designed to investigate the safety and tolerability of once-daily oral doses of BAL3833 administered to adult patients with advanced solid tumors, including metastatic melanoma. The trial aims to establish a MTD for future clinical studies, evaluate drug exposure, and indications of antitumor activity and determine the drug’s effects on target pathways in both surrogate and tumor tissue. A Phase 2a expansion trial is planned to further evaluate the safety, drug exposure and pharmacodynamic profile of BAL3833 at the maximum tolerated dose, as well as assess its antitumor activity. We refer to this planned expansion trial as a Phase 2a trial because it is not specifically designed to assess efficacy at the MTD.

Dermatology

We developed and brought to market in Europe a dermatological product, Toctino (alitretinoin), indicated for systemic use in severe chronic hand eczema unresponsive to potent topical corticosteroids. In July 2012, we granted a license to know-how and transferring the assets related to Toctino to Stiefel, a GSK Company, for an initial payment of GBP 145.6 (CHF 224.1 million) and eligibility to receive an additional milestone payment and participate in U.S. net sales. For a description of the agreement, please see “Collaborations—Stiefel”, a GSK company.

Research Activities

Our product development platform has fully integrated capabilities addressing resistance and non-response in the areas of anti-infectives and oncology, thus we have not only the potential to add both our own products from our research and development efforts but also to attract products, in complementary therapeutic areas, from other companies that do not benefit from having a portfolio of assets. We believe our research capabilities have all the required technologies and skills necessary to efficiently carry out drug discovery programs in the areas of anti-infectives and oncology from target identification and lead finding, to lead optimization, to final clinical candidate selection. At our founding, we received a copy of the Roche screening library consisting of approximately 410,000 compounds, and a collection of approximately 120,000 isolates of potentially antibiotic-producing microbes of bacterial or fungal origin. Our focus is currently on the optimization of compound classes that address validated targets as well as the pursuit of novel targets through the discovery of drug leads by compound library screening and structure-based drug design. Our ability to identify and validate novel targets and to identify lead compounds to optimize those to product candidates is enabled by our broad expertise and state-of-the-art technologies integrating the areas of genomics, enzyme kinetics, assay development, screening, cell biology, microbiology, medicinal chemistry, analytics, crystallography, modeling and pharmacology.

Our focused multidisciplinary project teams are supported by Basilea China which offers us a cost-effective critical mass of bench-chemists and analytical support. The majority of our discovery work is conducted in our own laboratories, supported by collaborations with major U.S. and EU institutions and leading academic groups. To further support rapid progress of our programs, specific activities are outsourced to contract research organizations. We place special emphasis on drug-like properties, on the availability of solid data packages, including thorough target validation and detailed investigation of the mode of action of our lead compounds, before progressing lead candidates into clinical development. Our fully integrated research, clinical development and technical development operations allow a seamless transition of programs into clinical development. To complement our internal innovation and broaden the early stage pipeline we are actively looking to license external opportunities.

We are using our expertise in antibiotic chemistry and our understanding of bacterial resistance mechanisms such as drug efflux or degradation of antibiotics (such as beta-lactamases) to discover innovative antibiotics and inhibitors of resistance determinants that will restore the activity of antibiotics against which bacteria have developed resistance. Our research programs are focused on the optimization of established classes of antibiotics as well as on the identification of novel inhibitors of targets not yet exploited by currently marketed medicines and therefore not facing specific resistance mechanisms. We emphasize the identification of inhibitors of the enzymes involved in bacterial cell-wall biosynthesis, many of which are located in the space between the two membranes of the Gram-negative envelope. Thus, the inhibitors need to cross only one barrier to reach their targets. To characterize potential product candidates and guide optimization, the newly synthesized compounds are tested against our extensive collection of clinical isolates of multidrug resistant bacteria that includes many strains with characterized resistance mechanisms. Further, in vitro and in vivo data as well as in silico modeling are used to project the clinical efficacy and optimal dosing regimen of the product candidates. We are actively working on a number of discovery programs at different stages addressing antibiotic resistance.

We are applying our in-depth understanding of cancer biology and our expertise in medicinal chemistry to develop new chemical scaffolds addressing validated targets as well as unexploited targets or new treatment algorithms targeting both hematological and solid cancers. We focus our work on novel aspects of tumor biology, such as tumor metabolism, with the aim to discover product candidates which are clearly differentiated from competitor compounds and have the potential to be first in class. A major emphasis is placed on eliciting antitumor responses in refractory settings and addressing unmet medical need while maintaining patient quality of life. The importance of biomarkers in drug development and the treatment of cancer patients (personalized medicine) is increasingly recognized. Our approach integrates the search for biomarkers already at the discovery stage, enabling a focused early clinical development. Emphasis is put on pharmacodynamic biomarkers as well as on patient stratification markers, combined with biomarker tumor epidemiology data. This approach aids dose evaluation and increases the potential for proof of concept early in clinical development. Using this approach, we aim to bring compounds from our own research into clinical development, as we did with BAL101553.

Collaborations and Other Agreements

We have entered into collaboration agreements and license agreements with certain industry and academic partners, and we expect to continue to collaborate selectively with academic partners as well as with pharmaceutical and biotechnology companies to leverage our discovery platform and develop, commercialize and manufacture our current products and product candidates. We have also entered into an agreement with a commercial sales organization to support our efforts to commercialize our products.

Astellas

We have entered into a global license and co-development agreement with Astellas Pharma Inc., or Astellas, pursuant to which we have granted Astellas the exclusive right to commercialize isavuconazole in the United States. Astellas commercially launched isavuconazole in the United States in April 2015 for the treatment of invasive aspergillosis and invasive mucormycosis in adults.

In February 2010, we first entered into a license, co-development and co-promotion agreement with Astellas to develop and commercialize isavuconazole throughout the world excluding Japan. The agreement was amended in February 2014, as a result of which we regained the right to commercialize isavuconazole in all markets outside the United States and Canada and in return, we gave up our right to co-promote the product in the United States and Canada and our right to receive certain milestone payments, and again in August 2015, as a result of which we regained the right to commercialize isavuconazole in Canada.

Upon execution of the original agreement in February 2010, Astellas paid us a non-refundable upfront amount of CHF 67.5 million (gross payment of CHF 75.0 million net of CHF 7.5 million withholding tax), and under the terms of the amended agreement we are eligible to receive up to CHF 84.0 million in regulatory milestones and up to CHF 290.0 million in sales milestones. Astellas paid us CHF 12.0 million in 2014 and CHF 30.0 million in April 2015 in satisfaction of regulatory milestones based on the filing for and regulatory approval of isavuconazole in the United States for the treatment of invasive aspergillosis and mucormycosis in adults. The remaining regulatory milestones are based on the filing for and regulatory approval of isavuconazole in the United States for the primary treatment of candidemia and invasive candidiasis. In July 2015, we announced top-line data from the ACTIVE trial of isavuconazole in patients with invasive candidiasis or candidemia, which failed to meet the primary objective of the study. We are continuing to evaluate the results of the ACTIVE trial and a potential regulatory pathway for the advancement of isavuconazole for patients with invasive candidiasis/candidemia, for example as an oral step-down therapy following intravenous administration of caspofungin. In addition, we are entitled to receive royalties on net sales by Astellas of isavuconazole in the United States ranging from the mid-teens to the mid-twenties, subject to reduction for any royalty payments required to be made by Astellas to acquire patent rights, not to exceed fifty percent.

Under the agreement, Astellas has assumed responsibility for the manufacture of its own supply of isavuconazole in the United States, and we retain responsibility for the manufacture of our own supply of isavuconazole for territories outside the United States. The parties coordinate on manufacturing activities through the governance structure described below.

The collaboration is managed by a joint steering committee, or JSC, comprised of equal numbers of representatives from each of us and Astellas to oversee development, regulatory activities and manufacturing, as well as to facilitate communication with respect to commercialization activities. Upon dissolution of the JSC as contemplated by the agreement, the collaboration will be managed by a coordination committee comprised of equal numbers of representatives from each of us and Astellas that reviews, shares and discusses product positioning, trademarks, advertising and promotional activities, as well as new registration studies and other development matters. The coordination committee has no decision making authority; each party has decision making authority regarding all matters relating to the products in its respective territories.

The agreement will continue until the later of (a) the expiry of the last-to-expire valid claim of our patent rights for isavuconazole in the United States or (b) 15 years after the launch date of isavuconazole in the United States. Either party may terminate the agreement for material breach or bankruptcy and Astellas may terminate if certain expectations regarding product safety are unmet. Upon termination, the license granted to Astellas terminates, the ownership of pending investigational new drug applications, or INDs reverts to us, Astellas grants to us an exclusive license under any jointly developed patent rights or Astellas-controlled patent rights, know-how and trademarks covering isavuconazole, Astellas remains obligated to make any milestone payments triggered prior to termination and we will have the option to purchase Astellas’ existing isavuconazole inventory.

Stiefel, a GSK Company

In July 2012, Basilea entered into an agreement with Glaxo Group Limited, a division of GlaxoSmithKline plc, which we refer to as Stiefel, a GSK company, granting a license to know-how and transferring the assets and the business related to Toctino including all Toctino patent rights, trademarks and product registrations.

Stiefel will be responsible for the product’s further development, manufacture, commercialization, and distribution. Existing Toctino distribution agreements in Europe, Canada, Mexico, Israel and the Republic of Korea were assigned to Stiefel.

We received an initial payment of GBP 145.6 million (CHF 224.1 million) from Stiefel and are eligible for an additional payment of at least GBP 30 million which could increase depending upon the date of the FDA approval of the product in the United States, and low double-digit percentage participation in U.S. net sales, beginning on the date of the first commercial sale of the product in the United States.

Quintiles

In July 2014, we entered into a master services agreement with Quintiles Commercial Europe Limited, or Quintiles, by which we may engage Quintiles and/or its affiliates to provide support services for the commercialization of our products in certain countries in Europe. Such support services include (i) the deployment of personnel (medical affairs, market access, sales, marketing, shared or dedicated project management personnel or other) and/or (ii) the provision of consultancy services. Under the terms of the master services agreement with Quintiles, we have entered into project orders specifying the services to be provided and the financial terms for Germany, France, Italy, the United Kingdom, Austria and Switzerland, and have the ability to enter into further project orders for other countries as agreed with Quintiles.

The terms of the master services agreement provide us with the ability, with advanced notice given to Quintiles, to enlarge, reduce or take on all or part of the personnel we engage through Quintiles. Our agreement with Quintiles is through December 2017, and we may terminate this agreement or any project order for convenience at any time after the initial six (6) months period of the term by providing three (3) months’ prior written notice to Quintiles.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents intended to cover our product candidates and compositions, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business.

Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology and inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary position.

Isavuconazole

Our patent portfolio for isavuconazole includes two distinct patent families that we own. The first of these patent families relates to isavuconazole (the drug) and its use in the treatment of fungal infections. As of July 31, 2015, the patent family included issued patents in the United States, Argentina and South Africa. These patents are scheduled to expire in March 2019. The second of these patent families relates to isavuconazonium sulfate (the prodrug) and its use in the treatment of fungal infections. As of July 31, 2015, the patent family included two issued U.S. patents and approximately 28 corresponding foreign patents and patent applications, including granted patents in Argentina, Australia, Canada, China, Europe, Japan, Mexico, South Africa, South Korea, and Turkey. These patents are scheduled to expire in October of 2020, not including any applicable patent term adjustment or extension. We have applied for patent term extensions for two of our issued U.S. patents in this family, under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, also referred to as the Hatch-Waxman Act. We expect that one of these patents will be awarded a patent term extension of five years until October 2025. Upon approval in the European Union, we intend to apply for Supplementary Protection Certificates, or SPCs, and we expect that the majority of SPCs, should they be granted, would expire in October 2025. Patent term extensions may also be available in certain foreign countries upon regulatory approval. Additionally, in the United States, data exclusivity, including on QIDP designation and orphan drug status, will expire in 2027. Isavuconazonium sulfate has been granted orphan drug status in the European Union, and if marketing approval is granted in the European Union, market exclusivity would expire in 2025.

Ceftobiprole

Our patent portfolio for ceftobiprole includes two distinct patent families that we own. The first of these patent families relates to ceftobiprole (the drug) and its use in the treatment of infections caused by methicillin-resistant Staphylococcus aureus (MRSA) and Pseudomonas aeruginosa. As of July 31, 2015, the patent family included an issued U.S. patent and approximately 28 corresponding foreign patents, including granted patents in Argentina, Australia, Brazil, Canada, China, Europe, Japan, Mexico, South Africa, South Korea, and Turkey. These patents are scheduled to expire in December 2017. The second of these patent families relates to ceftobiprole medocaril (the prodrug) and its use in the treatment of infectious diseases. As of July 31, 2015, the patent family included an issued U.S. patent and approximately 28 corresponding foreign patents, including granted patents in Argentina, Australia, Brazil, Canada, China, Europe, Japan, Mexico, South Africa, South Korea, and Turkey. The issued U.S. patent is scheduled to expire in May of 2019, and the foreign patents are scheduled to expire in June of 2019. Patent term extensions for a patent relating to ceftobiprole may be available in the United States and certain foreign countries upon regulatory approval. We are applying for SPCs in Europe and we expect the majority of SPCs to expire in June of 2024. Additionally, in the European Union, market exclusivity will expire in 2023. In the United States, in August 2015, the FDA granted ceftobiprole QIDP designation for the treatment of community-acquired bacterial pneumonia, or CABP, and ABSSSI, which provides a further five years of data exclusivity in the United States (total of 10 years post-approval).

BAL30072

Our patent portfolio for BAL30072 includes two distinct patent families that we own. The first of these patent families relates to BAL30072. As of July 31, 2015 the patent family included an issued U.S. patent, a pending U.S. application, and approximately 45 corresponding foreign patents and patent applications, including granted patents in Australia, Canada, China, Europe, Hong Kong, Japan, Mexico, South Africa, South Korea, and Turkey. The issued U.S. patent is scheduled to expire in February of 2030, and the foreign patents are scheduled to expire in December of 2026. Patent term extensions for a patent relating to BAL30072 may be available in the United States and certain foreign countries upon regulatory approval. The second of these patent families relates to methods of treating bacterial infections with BAL30072 and a carbapenem antibiotic. As of July 31, 2015, the patent family included two issued U.S. patents and 13 corresponding foreign patents and patent applications, including granted patents in Australia, Canada, China, Hong Kong, Mexico, New Zealand, Russia, South Africa, and South Korea. One of the issued U.S. patents is scheduled to expire in February of 2030; the other issued U.S. patent and the foreign patents are scheduled to expire in March of 2028.

BAL101553

Our patent portfolio for BAL101533 includes two distinct patent families that we own. The first of these patent families relates to BAL27862 (the drug) and its use in the treatment of a neoplastic disease. As of July 31, 2015, the patent family included an issued U.S. patent and approximately 31 corresponding foreign patents, including patents in Canada, China, Europe, Japan, and Turkey. These patents are scheduled to expire in May of 2024. The second of these patent families relates to BAL101553 (the prodrug) and its use in the treatment of a neoplastic disease. As of July 31, 2015, the patent family included an issued U.S. patent and approximately 64 corresponding foreign patents and patent applications, including granted patents in Australia, China, Europe, Hong Kong, Israel, Japan, New Zealand, the Philippines, Taiwan, Turkey, Ukraine, South Africa and Russia. The issued U.S. patent is scheduled to expire in October of 2030 and the granted foreign patents are scheduled to expire in July of 2030. Patent term extensions for a patent relating to BAL101533 may be available in the United States and certain foreign countries upon regulatory approval.

BAL3833

We have an exclusive license from The Institute of Cancer Research, Cancer Research Technology Limited, The University of Manchester and The Wellcome Trust to a patent family relating to BAL3833 and its use in the treatment of proliferative disorders. As of July 31, 2015, the patent family included three issued U.S. patents and approximately 31 corresponding foreign patents and patent applications, including granted patents in Australia, China, Europe, Japan, Mexico, New Zealand, Russia, Ukraine and South Africa. These patents are scheduled to expire in December of 2028. Patent term extensions for a patent relating to BAL3833 may be available in the United States and certain foreign countries upon regulatory approval.

Manufacturing and Supply

We do not own or operate manufacturing facilities for the production of any of our clinical trial materials and commercial products. We rely upon third-party manufacturing organizations to develop, manufacture, test and supply our APIs, drug products and finished products.

For clinical development candidates we do not have any current contractual relationships for the manufacture of future commercial supplies. We intend to enter into those agreements with third-party contract manufacturers for the commercial production upon approval of those products.

Our APIs are small molecules that are manufactured under cGMP from readily available raw materials and customized starting materials. Our beta-lactam antibiotics require an experienced third-party contract manufacturer that have dedicated manufacturing facilities. We employ internal QA experts to select our third-party manufacturing organizations based on cGMP requirements and to perform regularly cGMP audits to assess their adherence to cGMP compliance. We employ internal resources to develop and manage our manufacturing through out-sourcing. This involves determination of the target pharmaceutical product profiles, selection of appropriate third-party contract manufacturers, determination of the technical development program, technology transfer and assessing the results. Our molecules require putting special emphasis on state-of-the-art analytical technologies and expertise that we have available in-house. Our chemists, pharmacists and analytical scientists have extensive professional experience and background in chemical process, formulation and analytical development and have a proven track record as demonstrated by the regulatory approvals of our commercial products and successful partnering with major pharmaceutical companies.

Commercial manufacturing is being performed by third-party contractors. All manufacturing and testing sites hold a valid manufacturing license and cGMP certificates according to European Union GMPs and are registered with the FDA.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing drug or therapies and new drugs or therapies that may become available in the future.

Given our broad portfolio of products and product candidates, we compete in the segments of the pharmaceutical, biotechnology and other related markets that address invasive fungal infections, infections caused by multidrug resistant Gram-positive or Gram-negative bacteria and inhibition of kinases in cancer. There are other companies that either commercialize, have developed or are working to develop therapies in each of these fields.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain marketing approvals for their products more rapidly than we obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face intense and increasing competition as new drugs enter the market, as advanced technologies become available and as generic forms of currently branded drugs become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete.

The key competitive factors affecting the success of our product candidates are likely to be their efficacy, safety, convenience, price and the availability of coverage and reimbursement from government and other third-party payors.

The competition in the market for antibiotics is intense. If approved in the same geographic region, ceftobiprole will face competition from commercially available antibiotics such as vancomycin, marketed as a generic by Abbott Laboratories and others; linezolid, sold under the trade name Zyvox by Pfizer Inc., or Pfizer; daptomycin, sold under the trade name Cubicin by Cubist Pharmaceuticals, Inc. (since acquired by Merck & Co., Inc., or Merck); dalbavancin marketed by Durata Therapeutics, Inc. (since acquired by Allergan plc, or Allergan) as Dalvance; tedizolid, marketed as Sivextro by Cubist Pharmaceuticals, Inc. (since acquired by Merck); oritavancin, marketed by The Medicines Company as Orbactiv; quinupristin/dalfopristin, sold under the trade name Synercid by Pfizer; tigecycline, sold under the trade name Tygacil by Pfizer; telavancin, sold as Vibativ by Theravance Biopharma, Inc.; ceftaroline, sold under the trade name Teflaro by Forest Laboratories, Inc. (since acquired by Allergan); and generic trimethoprim/sulfamethoxazole.

The competition in the market for antifungals is less intense than for antibiotics. If approved in the same geographic region, isavuconazole will face competition from commercially available antifungals such as voriconazole, sold under the trade name Vfend by Pfizer and marketed as a generic by others; posaconazole, sold under the trade name Noxafil, by Merck; Liposomal amphotericin B, sold under the trade name Ambisome by Gilead and Astellas in different geographies; caspofungin, sold under the trade name Cancidas by Merck; micafungin sold under the trade name Mycamine by Astellas and anidulafungin sold under the trade names of Eraxis and Ecalta by Pfizer.

The precise competition for our oncology products in development will depend largely on the clinical data obtained through the development. This will then define the market and competition from commercially available products. However, based on the preclinical and clinical data today, an appropriate comparable market for BAL101553 could be those patients who are refractory to or for whom taxane agents (including paclitaxel, docetaxel and cabazitaxel) are inappropriate. These agents are sold by many generic companies but also sold under the trade names Taxol (paclitaxel) by Bristol-Myers Squibb, Taxotere (docetaxel) by Sanofi Aventis and Abraxane (paclitaxel) by Celgene Corporation.

Government Regulation

European Union/Rest of World Government Regulation

We are subject to a variety of regulations in the European Union and other jurisdictions governing, among other things, clinical trials, manufacturing, labeling, marketing authorizations and any commercial sales and distribution of our products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant, and the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain approval in individual European countries or the European Union as a whole. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Whether or not we obtain approval in one country for a product, we must obtain the requisite approvals from regulatory authorities in other countries prior to the commencement of clinical trials or marketing of the product in those countries. Many countries require the submission of a clinical trial application, or CTA, much like a U.S. investigational new drug application, or IND, prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted for each clinical protocol to each country’s competent authority and an independent ethics committee, much like the FDA and an institutional review board, respectively, in the countries where the trial will be conducted. Once the CTA is accepted in accordance with a country’s requirements, the clinical trial may proceed.

The requirements and processes governing the conduct of clinical trials vary from country to country. As a general principle, clinical trials must be conducted in accordance with current good clinical practices, or cGCP, the applicable regulatory requirements, and the ethical principles that have their origin in the Declaration of Helsinki. To obtain regulatory approval of an investigational medicinal product under European Union regulatory systems, we must submit a marketing authorization application. The content of the marketing authorization application is similar to the new drug application, or NDA, filed in the United States, with the exception of, among other things, country-specific document requirements.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing product licensing, pricing and reimbursement vary from country to country. Reimbursement policies also vary from country to country within the European Union. Countries that are part of the European Union, as well as countries outside of the European Union, have their own governing bodies, requirements and processes with respect to the approval of pharmaceutical products. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Authorization procedures in the European Union

Clinical Trial Approval

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, sponsors must seek approval from the competent national authority of any European Union member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

Marketing authorization

Authorization to market a medicinal product in the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

■	Centralized authorization procedure. The centralized authorization procedure provides for the grant of a single marketing authorization that is valid for all 28 European Union member states, plus by extension the European Economic Area member states, Norway, Iceland and Liechtenstein. This procedure results in a single marketing authorization issued by the European Commission that is valid across the EEA. The centralized procedure is mandatory for human medicines that are: derived from biotechnology processes, such as genetic engineering, contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and officially designated orphan medicines. The centralized procedure is optional for those products that are highly innovative or for which a centralized process is in the interest of patients.

■	Other authorization procedures. In general, if the centralized procedure is not followed, there are three alternative routes to authorize medicinal products in the European Union:

■	Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure. The competent authority of the reference member state will lead in the assessment of the application.

■	Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

■	National procedure. Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. This procedure is not available for applicants seeking approval in more than one member state.

In some cases, a Pediatric Investigation Plan, or PIP, and/or a request for waiver or deferral, is required for submission prior to submitting a marketing authorization application. A PIP describes, among other things, proposed pediatric trials and their timing relative to clinical trials in adults.

In the European Union, approved drugs are subject to continuing regulation by the regulatory authorities. Consequences of non-compliance with EU post-market obligations are largely similar to those imposed by U.S. regulatory authorities.

Regulatory Data Protection

In the European Union, some marketing authorizations benefit from an “8+2(+1)” period of regulatory data protection. This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of ten years. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. This data exclusivity prevents a third party from referencing the innovator’s data for eight years, after which generic manufacturers may submit marketing authorization applications referencing the innovator’s data, but the third party cannot market a generic version until the ten (or eleven) year period has elapsed.

Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

EMA Orphan Designation and Exclusivity

In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions that affect not more than five in 10,000 persons in the European Union, or when, without incentives, it is unlikely that sales of such products in the European Union may be sufficient to justify the necessary investment in developing the products. Orphan drug designation is only available where no satisfactory method of diagnosis, prevention or treatment of the condition has been authorized (or the product would be a significant benefit to those affected).

In the European Union, orphan drug designation, if maintained by the time of the EC decision on the marketing authorization, entitles a company to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity following grant of the medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Two years additional orphan exclusivity protection can be applied for when an applicant has complied with all requirements as set forth in an approved pediatric investigation plan (PIP). Market exclusivity would not prevent the approval of a similar drug that is shown to be safer, more effective or otherwise clinically superior.

Companies that classify as small or medium-sized enterprises (SME) benefit from further incentives, including administrative and procedural assistance from the EMA’s SME office and fee reductions. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Exceptional Circumstances/Conditional Approval

Orphan drugs or drugs with unmet medical needs may be eligible for EU approval under exceptional circumstances or with conditional approval. Approval under exceptional circumstances is used when an applicant is unable to provide comprehensive data on the efficacy and safety under normal conditions of use because the indication for which the product is intended is encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, when the present state of scientific knowledge does not allow comprehensive information to be provided, or when it is medically unethical to collect such information. An approval under exceptional circumstances must be subject to post-authorization controls or conditions, such as an obligation to conduct further studies, restrictions on supply, use or prescription or special labelling. An approval under exceptional circumstances is based on the assumption that the company will never be able to generate a complete data package. The authorization is valid for the standard five-year period (during which it is reviewed annually), after which it must usually be renewed only once.

A conditional marketing authorization may be applicable to orphan medicinal products, medicinal products for seriously debilitating or life-threatening diseases or medicinal products to be used in emergency situations in response to recognized public threats. Conditional marketing authorization can be granted on the basis of less complete data than is normally required in order to meet unmet medical needs and in the interest of public health, provided the risk-benefit balance is positive, it is likely that the applicant will be able to provide the comprehensive clinical data, and unmet medical needs will be fulfilled. Conditional marketing authorization is subject to certain specific obligations, usually including the obligation to generate and submit additional clinical data, and must be renewed annually until the obligations have been completed and the authorities have reviewed the new data and confirmed the approvability of the product.

Accelerated Review

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days, excluding clock stops.

Post-Approval Requirements

Requirements on drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are similar to those in the United States. Drug manufacturers are required to register their establishments with the local health authorities and state agencies, and are subject to periodic inspections by these authorities and state agencies for compliance with cGMP requirements in order to gain renewal of their manufacturing license. Changes to the manufacturing process are strictly regulated and often require prior regulatory approval before being implemented. Regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

U.S. Drug Approval Process

The clinical testing, manufacturing, labeling, storage, approval, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are also subject to extensive regulation by governmental authorities in the United States. The FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

■	the completion of preclinical laboratory tests and animal tests conducted under GLP regulations;

■	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

■	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP;

■	the submission to the FDA of an NDA;

■	the FDA’s filing, or acceptance, of the NDA;

■	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with cGMP; and

■	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain.

Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Each clinical trial subject or his or her legal representative must provide informed consent in writing before the subject’s participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the subject inclusion and exclusion criteria, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors and the safety of human subjects, and review and approve the informed consent. The IRB must monitor the clinical trial until completed and reapprove the study at least annually. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. The FDA or the clinical trial sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB may suspend or terminate a clinical trial at its site if the trial is not being conducted in accordance with the IRB’s requirements or has been associated with unexpected serious harm to subjects. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Clinical trials typically are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

Phase 1.	Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

Phase 2.	Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks.

Phase 3.	If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to Phase 3 clinical trials to further investigate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites. Phase 3 trials are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

Phase 4 clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or conditions of approval. Failure to promptly conduct any required Phase 4 clinical trials could result in withdrawal of approval.

The FDA and an IND sponsor may agree in writing on the design and size of clinical trials intended to form the primary basis of a claim of effectiveness in an NDA through a special protocol assessment, or SPA. Upon a specific request for a SPA by an IND sponsor, the FDA will evaluate the protocol. If a SPA agreement is reached, however, it is not a guarantee of product approval by the FDA or approval of any permissible claims about the product. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any clinical trial that is the subject of the SPA agreement. In particular, the SPA agreement is not binding on the FDA if previously unrecognized public health concerns later come to light, other new scientific concerns regarding product safety or efficacy arise, the IND sponsor fails to comply with the protocol agreed upon, or the relevant data, assumptions, or information provided by the IND sponsor when requesting a SPA agreement change, are found to be false statements or misstatements, or are found to omit relevant facts. A SPA agreement may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

The results of preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. The NDA also must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data are insufficient for approval and require additional preclinical, clinical or other studies.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the Prescription Drug User Fee Act, or PDUFA, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMP and may also inspect clinical trial sites for integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical trial data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its active pharmaceutical ingredient, or API, will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

FDA Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity.

The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Expedited Programs

Fast Track Designation

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

In addition to other benefits, such as the ability to engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Accelerated Approval

Under FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life- threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post approval studies, or to confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Breakthrough Designation

The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, and the FDA must determine if the product candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather pre-clinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

Priority Review

The FDA may grant the NDA a priority review designation, which sets the target date for FDA action on the application at six months after the FDA accepts the application for filing. Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Qualified Infectious Disease Products

The Food and Drug Administration Safety and Innovation Act became law in July 2012 and included Title VIII—Generating Antibiotic Incentives Now, or GAIN. The GAIN provisions are intended to provide incentives, including priority review, fast track designation and five years of potential market exclusivity extension (beyond any period of exclusivity to which a product would have otherwise been entitled) for the development of new, qualified infectious disease products, or QIDP, including antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to treatment, or that treat qualifying pathogens identified by the FDA, such as resistant gram positive pathogens and multidrug-resistant gram negative bacteria.

Additionally, legislative initiatives have recently been introduced as part of the 21st Century Cures Act, H.R. 6, including the creation of a pathway for approval of certain antibacterial and antifungal drugs intended to treat a serious or life-threatening infection in limited populations of patients for which there is an unmet medical need, and a provision pursuant to which certain hospitals would receive higher Medicare reimbursement for discharges involving antimicrobials intended to treat an infection caused by a qualifying pathogen or that meet the definition of a QIDP.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and product distribution requirements, complying with certain electronic records and signature requirements advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information;

imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

■	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
■	fines, untitled letters or warning letters or holds on post-approval clinical trials;
■	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
■	product seizure or detention, or refusal to permit the import or export of products; or
■	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, less any time the applicant did not act with due diligence. Only one patent applicable to an approved drug product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay period, may be granted based on the voluntary completion of a pediatric clinical trial in accordance with an FDA-issued “Written Request” for such a clinical trial.

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws restrict certain business practices in the biopharmaceutical industry. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security and transparency statutes and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for a statutory exception or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates — independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the Affordable Care Act also included the provision commonly referred to as the federal Physician Payments Sunshine Act, which requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar healthcare statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Certain states require the posting of information relating to clinical studies, pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for, or payments to, individual medical or health professionals and track and report gifts and other payments made to physicians and other healthcare providers. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Pharmaceutical Coverage, Pricing and Reimbursement

In both domestic and foreign markets, our sales of any approved products will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, if approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payors. These third-party payors are increasingly focused on containing healthcare costs by challenging the price and examining the cost-effectiveness of medical products and services.

We have one product commercialized in Europe: ceftobiprole. Ceftobiprole has approved prices in the following European countries: Denmark, UK, Germany, Austria, France, Italy and Spain. The list prices range from 160.80 to 198.91 Euros for a day’s treatment cost. In some of these markets, there are mandatory or commercial discounts applied to the list price of the drug.

Isavuconazole does not currently have a marketing authorization in Europe; thus, there are no approved prices yet. However, the pricing and reimbursement process is in progress, with dossiers submitted to the relevant pricing authorities in several EU countries and planned for submission in other EU countries before the year end.

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Furthermore, third-party payor reimbursement to providers for our product candidates may be subject to a bundled payment that also includes the procedure administering our products. To the extent there is no separate payment for our product candidates, there may be further uncertainty as to the adequacy of reimbursement amounts. Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming, costly and sometimes unpredictable process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining acceptable coverage and reimbursement from one payor does not guarantee a company will obtain similar acceptable coverage or reimbursement from another payor. If we are unable to obtain coverage of, and adequate reimbursement and payment levels for, our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition and future success.

Furthermore, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. In some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for our product candidates from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products, which could negatively impact our profitability.

Healthcare Reform

In the United States and foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations as we begin to directly commercialize our products.

In particular, there have been and continue to be a number of initiatives at the U.S. federal and state level that seek to reduce healthcare costs. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability.

In March 2010, the Affordable Care Act was signed into law. The Affordable Care Act has the potential to substantially change the way healthcare is financed by both governmental and private insurers. The Affordable Care Act, among other things, established: an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biological products; revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of certain injectable outpatient drugs, as well as prescriptions of individuals enrolled in Medicaid managed care organizations; required manufacturers to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In the future, there may continue to be additional proposals relating to the reform of the United States healthcare system, some of which could further limit the prices we are able to charge for our products candidates, or the amounts of reimbursement available for our product candidates. If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse impact on our business. Managed care organizations, as well as Medicaid and other government agencies, continue to seek price discounts. Some states have implemented, and other states are considering, price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible. Due to the volatility in the current economic and market dynamics, we are unable to predict the impact of any unforeseen or unknown legislative, regulatory, payor or policy actions, which may include cost containment and healthcare reform measures. Such policy actions could have a material adverse impact on our profitability.

Moreover, the recently enacted federal Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing. Among the requirements of this new federal legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Employees

As of September 30, 2015, we had 253 full-time equivalents. Except for one employee based in Italy, none of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

Facilities

Our headquarters are in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary. We also own properties for the operations of our affiliate in China. We believe that our existing facility is adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by our consolidated financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position.

MANAGEMENT

Executive Officers and Board of Directors

The following table presents information about our executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at the time of our 2016 annual shareholder meeting.

NAME	POSITION	AGE	INITIAL YEAR OF APPOINTMENT
Executive Officers
Ronald Scott	Chief Executive Officer	60	2013
Dr. Ingrid Heinze-Krauss	Chief Technology Officer	57	2006
Dr. Achim Kaufhold	Chief Medical Officer	57	2010
Dr. Laurenz Kellenberger	Chief Scientific Officer	48	2009
Heidi McDaid	Head of Global Human Resources	59	2013
Donato Spota	Chief Financial Officer	44	2013
David Veitch	Chief Commercial Officer	50	2014

Non-Executive Directors
Dr. Martin Nicklasson(1)(2)(3)	Chairman	60	2013
Domenico Scala(1)	Vice-Chairman	50	2011
Hans-Beat Gürtler(1)(3)	Director	69	2009
Prof. Daniel Lew(3)	Director	67	2003
Dr. Thomas M. Rinderknecht(1)(3)	Director	61	2011
Steven D. Skolsky(2)	Director	59	2008
Dr. Thomas Werner(2)	Director	59	2011

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the governance committee

Unless otherwise indicated, the current business addresses for our executive officers and directors is Basilea Pharmaceutica Ltd., Grenzacherstrasse 487, 4058 Basel, Switzerland.

Executive Officers

Ronald Scott has served as our Chief Executive Officer since January 2013. He was our Chief Operating Officer from January 2012 through December 2012, and served as our Chief Financial Officer from the Company’s founding in 2000 through January 2012 as well as ad interim Chief Financial Officer from February 2013 until November 2013. From 2004 to October 2011, Mr. Scott served on our Board of Directors. Prior to joining us, from 1993 to 2001 Mr. Scott worked at Roche Holding AG, or Roche, in management positions in Pharmaceutical Finance, Licensing, and the Roche Corporate Finance Mergers and Acquisitions group. Prior to joining Roche, Mr. Scott worked for Prudential Investment Corporation in the United States as Director in Prudential’s Finance and International Business Development Units. Mr. Scott has a bachelor’s degree from Utah State University and a master’s degree from Harvard University.

Dr. Ingrid Heinze-Krauss has served as our Chief Technology Officer since January 2004 and has been a member of the management team since 2006. From 2001 to 2002, Dr. Heinze-Krauss served as Project Manager, and was appointed Head of Drug Supply Management in February 2002. From December 2002 to December 2003, she acted as ad interim Chief Scientific Officer. From 1988 to 2000, Dr. Heinze-Krauss worked at Roche where she held a series of managerial positions in Pharma Research, including Area Head Medicinal Chemistry in Antibacterial Research and R&D

project management. Dr. Heinze-Krauss received a Ph.D. in Organic Chemistry from the University of Freiburg, Germany and was a fellow at the University of Massachusetts. Dr. Heinze-Krauss will retire after 15 years with us. Effective February 1, 2016, Dr. Günter Ditzinger will succeed Dr. Heinze-Krauss in the role of Chief Technology Officer and as a member of the management committee.

Dr. Achim Kaufhold has served as our Chief Medical Officer since February 2010. From 2008 to 2009, he served as the President and Chief Executive Officer of Affitech A/S Denmark. From 2007 to 2008, Dr. Kaufhold worked at Pharmexa A/S, first as its Chief Medical Officer and Chief Scientific Officer before becoming Chief Executive Officer. From 2005 to 2006, Dr. Kaufhold served as the Chief Medical Officer and Vice President of Development at Chiron. From 2001 to 2005, he served as the Chief Medical Officer of Berna Biotech AG and as its Head of Research, Product and Business Development. From 1994 to 2001 he served as Director of Clinical Development and Head of the Pediatric Vaccines Development Unit of GlaxoSmithKline Biologicals. Dr. Kaufhold currently serves as a director of Vaxxim AG. Dr. Kaufhold served as the chairman of the board of directors of CMP Therapeutics Limited and Technologie BioLactis Inc. and as a director of Pevion Biotech AG and Rhein Biotech AG. Dr. Kaufhold studied Medicine at Cologne University.

Dr. Laurenz Kellenberger has served as our Chief Scientific Officer since 2009. From 2000 to 2009, Dr. Kellenberger held roles of increasing responsibility and served as Head of Chemistry from 2004 to 2009 and member of the research management team with responsibilities for key projects from lead finding and optimization through to preclinical development. Dr. Kellenberger’s expertise covers the range of synthetic organic and natural product chemistry to microbial molecular genetics. After receiving his Ph.D., he continued his scientific research at the University of Cambridge, UK and at Hoffmann-La Roche, Basel, Switzerland where he held different positions in preclinical research and chemical technologies before joining Basilea in 2000. He is an author of numerous scientific publications. He holds a Ph.D. in Organic Chemistry from the Swiss Federal Institute of Technology Zürich (ETH Zürich). He is a member of the Board of the Medicinal Chemistry & Chemical Biology division of the Swiss Chemical Society.

Heidi McDaid has served as our Head of Global Human Resources since January 2008 and was appointed Executive Officer in 2013. From 2002 through 2008, Ms. McDaid has held the position Head of Human Resources. Prior to joining Basilea in 2002 as Head of Human Resources, she worked for Bank CIAL (Schweiz) AG and Mepha AG in Finance and Human Resources. From 2002 to 2003, she served as Manager and from 2003 to 2011 as the President of the Board of Trustees at the Basilea Pension Fund. Previously to joining us, she held various positions in finance and administration at Lubapharm and Bank and Finanz-Institut.

Donato Spota has served as our Chief Financial Officer since November 2013. Mr. Spota has held various positions at Basilea since joining us in 2002, including Global Head of Finance & Services and Head of Global Controlling. Prior to joining Basilea, Mr. Spota held positions in financial planning and controlling at F. Hoffmann-La Roche, Basel, in the area of Pharma Global Informatics. Mr. Spota has a degree in Information Technology from BBT (Bundesamt für Berufsbildung und Technologie) and holds a master degree in business administration from the University of Applied Sciences Nürtingen, Germany.

David Veitch has served as our Chief Commercial Officer since September 2014. Mr. Veitch served as the President of European Operations at Savient Pharmaceuticals from 2012 to 2013. From 2007 to 2011, he served as Senior Vice President of European Marketing & Brand Commercialization at Bristol-Myers Squibb Pharmaceuticals. From 2004 to 2007, he was Vice President and General Manager UK, at Bristol-Myers Squibb Pharmaceuticals. Prior to this Mr. Veitch held various general management and commercial roles in Bristol-Myers Squibb Pharmaceuticals and prior to that with SmithKline Beecham Pharmaceuticals. Mr. Veitch received a B.Sc. in Biology from the University of Bristol, UK.

Non-Executive Directors

Dr. Martin Nicklasson, Ph.D. has served as a member of our board of directors and Chairman since 2013. Dr. Nicklasson is an honorary Associate Professor at the Pharmaceutical Faculty, University of Uppsala since 1985. He is currently a senior partner at Nicklasson Life Science AB, an independent consultancy and advisory company to the pharmaceutical and biotechnology sector. From 2007 to 2010, Dr. Nicklasson served as president and chief executive officer of Biovitrum AB and Swedish Orphan Biovitrum AB. From 1999 to 2007 he held various executive vice president positions at AstraZeneca Plc., and acted as a member of the Executive Committee. Dr. Nicklasson is member of the board of Biocrine AB (Sweden), PledPharma AB (Sweden), Premier Research Group Ltd. (UK), and EffRx Pharmaceuticals SA (Switzerland) and chairman of the board of directors of Farma Holding AS (Norway), Orexo AB (Sweden) and Zealand Pharma A/S (Denmark). Dr. Nicklasson is a certified pharmacist and holds a Ph.D. in Pharmaceutical Technology from the Uppsala University. We believe that Dr. Nicklasson is qualified to serve on our board of directors due to his experience in the pharmaceutical industry, membership of various other boards of directors and his leadership and management experience.

Domenico Scala has served as a member of our board of directors and Vice-Chairman since 2011. Since January 2015, Mr. Scala has been President of i-net innovation networks switzerland. From 2007 to 2011, he was president and chief executive officer of Nobel Biocare Holding AG and from 2003 to 2007, he was chief financial officer of Syngenta International AG. From 1995 to 2003, Mr. Scala served in various senior leadership positions at Roche Holding AG. Prior to that, he served as Finance Director with Panalpina Italy Spa and Senior Auditor with Nestlé SA. Mr. Scala is chairman of the Audit and Compliance Committee of FIFA (Football Association), a member of the board of directors of BAK Basel Economics AG, president of i-net innovation networks switzerland and a member of the board of overseers of Tufts University in Boston, Massachusetts. Mr. Scala graduated from the University of Basel with a degree in economics and holds Executive Development degrees from INSEAD and London Business School. We believe that Mr. Scala is qualified to serve on our board of directors due to his experience in the pharmaceutical industry, membership of various other boards of directors and his leadership and management experience.

Hans-Beat Gürtler has served as a member of our board of directors since 2009. Since September 2002, he has been a management partner for entrepreneurial investments of Varuma AG, a privately held Swiss investment company. Prior to joining Varuma, he held the position of Global Chief Executive Officer at Novartis Animal Health in Basel from 1990 to 2002. From 1969 to 1990, he held various management positions at Ciba-Geigy Ltd. Mr. Gürtler is presently Vice-Chairman of Implenia AG and serves on the board of directors of several start-up to medium-sized Swiss-based companies, primarily in the pharma and biotech sector. We believe that Mr. Gürtler is qualified to serve on our board of directors due to his experience in the pharmaceutical industry and his leadership and management experience.

Prof. Daniel Lew has served as a member of our board of directors since 2003. Since 1981, Prof. Lew has been a clinical infectious diseases physician and in October 2013 was nominated president of the Clinical Ethics Committee of the Geneva University Hospitals. Prof. Lew is also an Honorary Professor of Medicine at the University of Geneva Medical School, president of the Swiss Academic Foundation for Education in Infectious Diseases and member of the Swiss Academy of Medical Sciences. Since 1981, he has held various positions at the Geneva University Hospital, including chief of the Service of Infectious Diseases and the Academic Department of Internal Medicine. From 2010 to 2012, Prof. Lew was president of the International Society for Infectious Diseases. He received his M.D. from Geneva University and specialized in infectious diseases both in Geneva and then subsequently at Harvard Medical School and Massachusetts General Hospital. We believe that Prof. Lew is qualified to serve on our board of directors due to his expertise in infectious diseases and his leadership and management experience.

Dr. Thomas M. Rinderknecht has served as a member of our board of directors since 2011. Dr. Rinderknecht is a senior partner at the law firm Badertscher Rechtsanwälte AG, in Zurich and Zug. He has served on the boards of directors of several biotech, pharma and medtech companies, including Speedel AG, Basel, Glycart Biotechnology AG, Schlieren, and Ganymed Pharmaceuticals AG, Mainz, Germany. He currently serves as chairman of Canyon Pharmaceuticals AG, Zug, and vice chairman of APR Applied Pharma Research SA, Balerna. Dr. Rinderknecht holds a Ph.D. in law from the University of Zurich and is admitted to the Bar in Zurich. We believe that Dr. Rinderknecht is qualified to serve on our board of directors due to his legal acumen and membership of various other boards of directors.

Steven D. Skolsky has served as a member of our board of directors since 2008. Since 2011, Mr. Skolsky has served as Senior Vice President and Global Head of Clinical Site Management at Quintiles Transnational Holdings Inc., and Quintiles Transnational Corp. From 2006 to 2011, Mr. Skolsky served as the chief executive officer and President of Sequoia Pharmaceuticals Inc. and from 2004 to 2006 as chief executive officer of Trimeris Inc. Mr. Skolsky joined Trimeris from GlaxoSmithKline, where he had served for more than 20 years a range of senior leadership roles, including Senior Vice President, Global Product Strategy and Clinical Development, and Managing Director of GSK’s operations in Australia and New Zealand. Mr. Skolsky serves on the board of directors at Fennec Pharmaceuticals Inc. Mr. Skolsky holds a B.A. in Biology from the University of North Carolina at Chapel Hill. We believe that Mr. Skolsky is qualified to serve on our board of directors due to his experience in the pharmaceutical industry and his leadership and management experience.

Dr. Thomas Werner, Ph.D. has served as a member of our board of directors since 2011. Dr. Werner served as Senior Vice President and Managing Director of GlaxoSmithKline Germany from 2001 to 2008. From 1997 to 2000, he served as Managing Director for Glaxo Wellcome Germany and Director of the Central European Region. Dr. Werner has also worked at Bristol-Myers Squibb Germany and Convatec Germany/Central Europe. Dr. Werner sits on the boards of SkyePharma plc, NewOncology AG (formerly Blackfield AG), and BSN Medical and is a member of the advisory board of Riemser Pharma GmbH. He holds a Ph.D. in chemistry from the University of Göttingen, Germany. We believe that Dr. Werner is qualified to serve on our board of directors due to his experience in the pharmaceutical industry, leadership and management experience and membership of various other boards of directors.

Board Composition and Election of Directors

Our board of directors is currently composed of seven members, see “Management—Executive Officers and Board of Directors.” Each director is elected for a one year term. The current members of our board of directors were appointed at a shareholders’ meeting held on April 29, 2015 to serve until their successors are duly elected and qualified.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

Committees of the Board of Directors

Audit Committee

The audit committee, which consists of Domenico Scala (Chairman), Hans-Beat Gürtler, Dr. Martin Nicklasson and Dr. Thomas Rinderknecht, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the guidelines of our risk management and internal control system, and the review of their adequacy and effectiveness, the review of the compliance, the assessment of the external auditors’ quality and work and the review of their audit plans, the monitoring of the independence of external auditors (including the authorizing of non-audit services by the auditors and their compliance with applicable rules), the proposal of new auditors, if necessary, to our board of directors, the review of annual and interim financial statements, the review of the audit results, and the monitoring of the implementation of any findings by the management committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Domenico Scala is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that                      satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

■	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
■	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
■	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
■	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable requirements regarding the independent auditor’s communications with the audit committee concerning independence;
■	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
■	reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative U.S. GAAP methods on the financial statements; and our other critical accounting policies and practices;
■	reviewing, in conjunction with the our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;
■	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
■	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

Compensation Committee

The compensation committee, which consists of Dr. Martin Nicklasson (Chairman), Steven M. Skolsky and Dr. Thomas Werner, assists our board of directors in compensation-related matters, including providing recommendations on the compensation of the member of the board of directors and the management committee, the policies for the compensation of the management committee and our employees and the basic principles for the establishment, amendment and implementation of our stock option plan. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, which deviates from Swiss legal requirements.

Corporate Governance Committee

The corporate governance committee, which consists of Dr. Thomas Rinderknecht (Chairman), Hans-Beat Gürtler, Dr. Daniel Lew and Dr. Martin Nicklasson, is responsible for developing, updating as necessary and recommending to the Board of Directors corporate governance principles and policies applicable to the Company and for monitoring compliance with such principles and policies.

Management Committee

In accordance with its governance documents, our board of directors has delegated all areas of our management that are not reserved to the board of directors to our Chief Executive Officer and the management committee reporting to our Chief Executive Officer. The main duty of our Chief Executive Officer with the assistance of the management committee is to manage our business operations, to implement the strategies and other decisions of the board of directors, to make proposals to the board of directors regarding matters constituting decision making competencies of the board of directors, and to set the operative focus and priorities as well as to procure the necessary resources.

Compensation of Directors and Members of Management Committee

For the year ended December 31, 2014, the aggregate cash and stock-based compensation accrued or paid to the members of our board of directors and our executive officers on the management committee for services in all capacities was CHF 8,303,081. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 1,028,559 in the same year. For more information regarding option grants, see the section of this prospectus titled “—Equity Incentive Plans.”

There are no arrangements or understanding between us and any of our other executive officers or directors providing for benefits upon termination of their employment, other than as required by applicable law.

Compensation of Our Board of Directors

The compensation for members of our board of directors consists of: (i) a fixed annual monetary compensation per board term from one general meeting of shareholders to the next; (ii) the payment of social security contributions, where such contributions occur; and (iii) compensation based on board meeting attendance and participation in board committees. In addition, we reimburse directors’ out-of-pocket expenses incurred in relation to their service on the board of directors on an on-going basis upon presentation of the corresponding receipts. The latest board review of the compensation for board members took place on November 20, 2014, at which meeting the board resolved that stock options would be replaced by fixed monetary compensation in the board’s compensation starting in 2014. The compensation amounts for the period from the ordinary general meeting of shareholders 2014, or AGM 2014, to the ordinary general meeting of shareholders 2015, or AGM 2015, would be:

In CHF	AGM 2014 to AGM 2015
Chairman of the Board of Directors
Fixed compensation	238,363
Board meeting fee(1)	9,375
Committee fee(2)	7,875

Members
Fixed compensation	150,382
Board meeting fee(3)	6,250
Committee fee(4)	5,250

(1)	Fee per meeting attended with the maximum cumulative amount paid for meeting attendance limited to CHF 46,875 from AGM to AGM.
(2)	Fee per board committee membership.
(3)	Fee for each board meeting attended with the maximum cumulative amount for meeting attendance limited to CHF 31,250 from AGM to AGM.
(4)	Fee per board committee membership.

The following table sets forth information regarding the total compensation earned by the members of the board of directors during the year ended December 31, 2014.

In CHF	Cash compensation fixed	Other fringe benefits(7)	Total
Dr. Martin Nicklasson, Chairman(1)	295,551	63,662	359,213
Domenico Scala, Vice-Chairman(2)	186,882	23,985	210,867
Hans-Beat Gürtler, Director(3)	192,132	28,929	221,061
Prof. Daniel Lew, Director(4)	180,632	28,675	209,307
Dr. Thomas M. Rinderknecht, Director(5)	192,132	24,614	216,746
Steven D. Skolsky, Director(6)	180,632	–	180,632
Dr. Thomas Werner, Director(6)	180,632	23,236	203,868

Total	1,408,593	193,101	1,601,694

(1)	Dr. Martin Nicklasson is Chairman of the Board of Directors and the compensation committee as well as a member of the audit and corporate governance committees.
(2)	Mr. Domenico Scala is Vice-Chairman of the Board of Directors and Chairman of the audit committee.
(3)	Mr. Hans-Beat Gürtler is a member of the audit committee and a member of the corporate governance committee.
(4)	Prof. Daniel Lew is a member of the corporate governance committee.
(5)	Dr. Thomas M. Rinderknecht is Chairman of the corporate governance committee and a member of the audit committee.
(6)	Mr. Steven D. Skolsky and Dr. Thomas Werner are members of the compensation committee.
(7)	Includes the Company’s and the Board members’ contributions to social securities, etc., where such contributions occur.

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2014.

Compensation of Members of the Management Committee

The compensation of the members of the management committee includes a base salary, performance-related bonus, stock options, pension plan contributions, and certain disability insurance. Base salary is determined by the position, responsibilities, experience and skills of each member and takes into account individual performance. The Compensation Committee reviews base salaries at the beginning of each year. Bonuses and stock options vary annually and are based on individual and company performance. Potential bonuses are determined in each member’s employment contract and are calculated as a percentage of base salary. The maximum bonus available for 2013 and 2014 ranged between 35% and 45% of the base salary depending on position, adjusted by performance. In 2014, one member of the management committee had a guaranteed minimum bonus of 20% of base salary. Such guaranteed bonus is only paid out if a bonus is distributed by us for the respective fiscal year.

At the beginning of each year our board of directors, based on the recommendations of the compensation committee, determines the total aggregate amount of bonuses to be granted for the prior year based on the achievement of certain specified goals set by the board of directors annually. Our current goals are related to key value drivers such as successful completion of clinical trials, submission of marketing authorization and new drug applications, provision of drug supply for clinical trials and commercial requirements, identification of clinical product candidates, successful achievement of commercial goals, financial performance, and financing company activities. For 2014, key company goals included the launch of ceftobiprole in Europe, initiation of a combined gender study for BAL30072, start of a Phase 2a study for BAL101553, filing a marketing authorization seeking approval of isavuconazole for the treatment of invasive aspergillosis and mucormycosis (zygomycosis) from the European Medicines Agency, and managing expenses, as well as relative performance indicators such as our share price compared to the SIX Swiss Exchange’s Swiss Market Index.

In a second step, the individual cash bonus for members of the management committee is determined by our board of directors upon recommendation of the compensation committee based on the individual performance and the management committee member’s respective contribution to achieving our goals and performance. The individual performance objectives of the members of the management committee relate to their roles and responsibilities and are aligned with our strategy and annual goals. The weighting of the company goals (40%) and individual objectives (60%) is the same for all members of the management committee and is multiplied by the available annual bonus as described above. The company goals portion may be rated above 100% in the event that our board of directors determines that certain “upsides” were achieved to a maximum of 130% of the respective 40% weighting. The individual portion may be rated above 100% to a maximum of 130% of the respective 60% weighting on an individual basis in the event of extraordinary performance; however, the total average companywide individual performance bonus cannot exceed 100% of the respective 60%. A special bonus is available for extraordinary performance by an employee in accordance with a total amount which is agreed annually by the board of directors. One member of the management committee may receive certain bonuses upon achievement of company goals. The notice period of the employment agreements for the members of the management committee is 12 months and during the notice period, bonuses may be received depending on individual and company performance in the same range as set forth above. Basilea has no contractual termination payment obligations to members of the board of directors or the management committee.

The following table sets forth information regarding the total compensation earned by the members of the management committee during the year ended December 31, 2014.

In CHF	Cash compensation fixed	Cash compensation variable	Stock options(1)	Other fringe benefits(2)	Total
Chief Executive Officer
Ronald Scott	536,786	506,848	775,063	342,261	2,160,958
Total management committee(3)	2,227,143	1,263,766	3,403,579	835,458	7,729,946

(1)	Based on the grant-date fair value of stock options granted in 2014 using a binomial valuation model.
(2)	Includes employers’ contributions to pension plans, social security, life insurances etc.
(3)	Includes the compensation of the Chief Commercial Officer, who joined the Company on September 1, 2014.

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2014.

Employee Agreements

We have entered into customary agreements with each of our executive officers.

Equity Incentive Plans

We have established a stock option program to provide management and certain employees with an opportunity to obtain stock options (or alternatively, stock appreciation rights) and to benefit from the appreciation thereof, thus providing an increased incentive for participants to contribute to our future success and prosperity, enhancing the value of the shares for the benefit of our shareholders and increasing our ability to attract and retain individuals of exceptional skill. The grant of any option under the stock option program is wholly discretionary. Key factors considered by the board of directors based on the recommendation of our compensation committee in the grant of stock options are the amount of shareholder approved conditional capital, dilution of our shares, benchmarking with other companies as well as individual performance. Any value, income or other benefit derived from any stock option is not considered part of the participant’s salary or compensation for the purposes of calculating any pension or retirement benefits. The strike price is determined by the board of directors and is based on the closing price of our shares on the SIX Swiss Exchange on the grant date. The strike price of the options granted in the business year 2014 was CHF 90.75, and for that year, 25% of the options received under the annual stock option grant vest one year from the grant date, 25% of such options vest two years from the grant date, 25% of such options vest three years from the grant date and 25% of such options vest four years from the grant date. Our stock option program provides that in certain circumstances set forth in the program, including a change of control of the Company, all outstanding options shall immediately vest and become exercisable.

Indirect Benefits

We contribute to a pension plan and maintain certain disability insurance for the members of the management committee. New members may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a prior employer, international school for children or language courses for a limited time period.

PRINCIPAL SHAREHOLDERS

The following table presents information relating to the beneficial ownership of our common shares as of September 30, 2015, by:

■	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
■	each of our executive officers and directors; and
■	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of September 30, 2015 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of September 30, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of September 30, 2015, 1,270,238 common shares, or approximately 11.8%, are held by 15 holders in the United States. Unless otherwise indicated below, the address for each beneficial owner is Grenzacherstrasse 487, 4058 Basel, Switzerland.

The percentage of common shares beneficially owned is based on 10,792,877 common shares issued and outstanding as of September 30, 2015. The percentage of common shares beneficially owned after this offering is based on common shares that will be issued and outstanding upon the completion of this offering.

The underwriters fulfilled their disclosure duties pursuant to article 20 of the SESTA (as defined below) in this prospectus (see “Underwriting”).

SHAREHOLDER	COMMON SHARES BENEFICIALLY OWNED BEFORE THIS OFFERING		COMMON SHARES BENEFICIALLY OWNED AFTER THIS OFFERING		PERCENT OF SHARES BENEFICIALLY OWNED ASSUMING FULL EXERCISE OF OVER-ALLOTMENT OPTION
	NUMBER	PERCENT	NUMBER	PERCENT
5% Shareholders
HBM Healthcare Investments (Cayman)(1)	1,027,814	9.52
Franklin Resources, Inc.(2)	942,758	8.74

Executive Officers and Directors
Ronald Scott (3)	36,080	*
Dr. Ingrid Heinze-Krauss(4)	12,882	*
Dr. Achim Kaufhold(4)	10,851	*
Dr. Laurenz Kellenberger(5)	30,025	*
Donato Spota(4)	30,804	*
Dr. Martin Nicklasson(4)	601	*
Domenico Scala(4)	1,600	*
Hans-Beat Gürtler(4)	3,700	*
Dr. Daniel Lew(6)	11,631	*
Dr. Thomas M. Rinderknecht(4)	1,600	*
Steven D. Skolsky(4)	9,570	*
Dr. Thomas Werner(4)	1,600	*
All members of our board of directors and executive committee as a group (12 persons)	158,293	1.47

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.
(1)	The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and investment power with respect to the shares by held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM Healthcare Investments (Cayman) Ltd., except to the extent of any pecuniary interest therein. The board of directors of HBM BioCapital Invest Ltd. has sole voting and investment power with respect to the shares by held by such entity. The board of directors of HBM BioCapital Invest Ltd. is comprised of Jean-Marc LeSieur and Dr. Andreas Wicki, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by HBM BioCapital Invest Ltd., except to the extent of any pecuniary interest therein. The address for HBM Healthcare Investments (Cayman) Ltd. and HBM BioCapital Invest Ltd. is Governor’s Square, Suite # 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.
(2)	Consists of shares held by investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., or FRI, including: Franklin Templeton Investments Corp.; Franklin Templeton Investment Management Limited; Templeton Global Advisors Limited; and Templeton Investment Counsel, LLC. Charles B. Johnson and Rupert H. Johnson, Jr. (the “FRI Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the FRI Principal Shareholders may be deemed to be the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The address for Franklin Resources Inc. is One Franklin Parkway, San Mateo, CA 94403-1906.

(3)	Consists of (i) 7,750 common shares and (ii) 28,330 common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2015.
(4)	Consists of common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2015.
(5)	Consists of (i) 500 common shares and (ii) 29,525 common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2015.
(6)	Consists of (i) 2,322 common shares and (ii) 9,309 common shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of September 30, 2015.

RELATED-PARTY TRANSACTIONS

Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal Shareholders,” and the transactions we describe below.

Related-Person Transaction Policy

Prior to this offering, we intend to enter into a new related-person transaction policy under which any such transaction must be approved or ratified by the audit committee.

Employment Agreements

We have entered into customary employment agreements with all of our executive officers. None of our directors have entered into service agreements with us.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The Company

We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were formed in 2000 with an indefinite duration. We are currently registered in Basel, Switzerland. Our head office is currently located at Grenzacherstrasse 487, 4058 Basel, Switzerland.

Share Capital

Upon the closing of this offering, giving effect to the issuance of the common shares to be sold in this offering, our issued fully paid-in share capital will consist of CHF             , divided into common shares with a nominal value of CHF 1.00 each and no preferred shares.

Articles of Association

When we refer to our articles of association in this prospectus, we refer to our articles of association adopted on April 29, 2015.

According to our articles of association, the purpose of our company is the research, development, production and/or distribution of pharmaceutical, biological or diagnostics products and the provision of related services. We may establish branch offices and subsidiaries and acquire interests in other businesses, acquire, use and sell intellectual property rights and real estate, and engage in any commercial, financial or other activities that are directly or indirectly linked to the purpose of our company, whether in Switzerland or abroad.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. Under our articles of association, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented is required.

Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower our board of directors to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of:

■	conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or our subsidiaries to subscribe for new shares (conversion or option rights); and/or

■	authorized capital (genehmigtes Kapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

On          2015, our board of directors has resolved to increase our share capital from CHF          to a minimum of CHF          and a maximum of CHF          based on our authorized share capital set forth in article 3b of our the articles of association, providing that such share capital increase may be implemented in one or two steps within a period of three months. Our board of directors is expected to pass the first implementing resolution for this share capital increase on          2015 and the second implementing resolution promptly after the exercise of the over-allotment option.

Preemptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit preemptive rights and/or advance subscription rights in certain circumstances.

If preemptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the preemptive rights of shareholders, and to allocate them to certain shareholders and third parties if the shares are to be used:

■	for the purposes of participations by strategic partners;
■	for acquisitions of or investments in businesses, parts thereof, participations, products and product development programs, intellectual property rights, or licenses to develop, manufacture or commercialize products in the field of pharmaceuticals, biologicals or diagnostics or in case of share placements for the financing or refinancing of such acquisitions or investments of the company;
■	for the exchange of shares to facilitate a transaction;
■	for expansion of the shareholder constituency in certain investor markets or in connection with the listing of the shares on foreign stock exchanges; or
■	in order to quickly and flexibly raise equity capital by a share placement, which would otherwise be difficult to achieve.

Any shares for which the granted preferential subscription rights have not been exercised, will be at the disposal of our board of directors, who may sell them at market conditions.

Based on our articles of association, which allow withdrawal of preemptive rights of our shareholders to allow expansion of the shareholder constituency in certain investor markets or in connection with the listing of our shares on foreign stock exchanges, our board of directors resolved to withdraw the preemptive rights of our current shareholders and to allocate the shares such to allow new investors to acquire ADS within this offering.

Our Authorized Share Capital

Under our articles of association, our board of directors is authorized at any time until April 9, 2016 to increase our share capital by a maximum aggregate amount of CHF 2,000,000 through the issuance of not more than 2,000,000 shares, which would have to be fully paid-in, with a nominal value of CHF 1.00 each.

Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

The board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.

Our common shares to be sold in this offering will be issued out of our authorized share capital. Accordingly upon the consummation of this offering, our authorized but unissued share capital will decrease by the amount of CHF             (or by a larger amount to the extent that any over-allotment shares will be issued).

Our Conditional Share Capital

Our share capital may be increased by a maximum aggregate amount of CHF 640,000 through the issuance of not more than 640,000 common shares, which would have to be fully paid-in, with a nominal value of CHF 1.00 each, by the exercise of option and conversion rights granted in connection with warrants attached to bonds and convertible bonds of the Company or one of our subsidiaries. The shareholders shall be granted their advance subscription rights, except if we issue the bonds in connection with the going public of our company.

Further, our share capital may be increased by a maximum aggregate amount of CHF 1,971,114 through the issuance of not more than 1,971,114 common shares, which would have to be fully paid-in, with a nominal value of CHF 1.00 each, by the exercise of option rights which have been granted or may be granted in the future to certain employees and/or members of the board of directors in accordance with our stock option plan. The subscription rights of shareholders are excluded. The issue price shall be determined by our board of directors.

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of art. 973c of the CO) and, when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, “FISA”), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. Following entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares. Shareholders are not entitled, however, to request the printing and delivery of certificates. We may print and deliver certificates for shares at any time.

General Meeting of Shareholders

Ordinary/Extraordinary meetings, Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. An ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30.

The following powers are vested exclusively in the general meeting of shareholders:

■	adopting and amending our articles of association;
■	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy holder;

■	approving the management report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the board of directors;
■	approving the aggregate maximum compensation of the members of the board of directors for the following period until the next ordinary shareholders meeting, the aggregate maximum base compensation of the executive management for the time between July 1 of the then current year until the end of June of the following year and the aggregate maximum variable compensation of the executive management for the time between January 1 and December 31 of the then current year;
■	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year;
■	dissolving the Company with or without liquidation; and
■	deciding matters reserved to the general meeting of shareholders by law or our articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by the Company’s auditor, liquidator or the representatives of convertible bond holders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least ten percent of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on the Company’s stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law or the articles of association.

A resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the nominal value of the shares represented is required for:

■	amending the Company’s corporate purpose;
■	creating or cancelling shares with preference rights or amending rights attached to such shares;
■	cancelling or amending the transfer restrictions of shares;
■	creating authorized or conditional share capital;
■	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;
■	limiting or withdrawing shareholders’ pre-emptive rights;
■	changing our domicile;
■	dissolving or liquidating the Company; or
■	the amendment of the articles of association with respect to the limitation of the acquisition of our shares with voting right, the transformation of registered shares into bearer shares, and the amendment of the provision that provides for the increased voting requirements for these two matters.

The same or, in certain instances, even more restrictive voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers,

Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a corporation) see “—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Notice

General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail. The notice of a general meeting of shareholders must state date, time, and place of the general meeting as well as the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the ordinary general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law and our articles of association, one or more shareholders whose combined shareholdings represent the lower of (i) one tenth of the share capital or (ii) an aggregate nominal value of at least CHF 100,000, may request that an item be included in the agenda for an ordinary general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 45 calendar days in advance of the meeting. The request must be made in writing and contain the agenda items as well as the proposals of the shareholders for the respective agenda items.

Our annual report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record are to be notified of this in writing, such as by adding this information to the notice of the meeting to be published in the Swiss Official Gazette of Commerce. Upon request, each shareholder is entitled to receive copies of these reports.

Voting Rights

Each of our shares entitles a holder to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or a third person with written authorization to act as proxy or the shareholder’s legal representative. The chairman has the power to decide whether to recognize a power of attorney.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, if a dividend shall be paid upon the proposal of our board of directors, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserve aus Kapitaleinlagen). Under the CO, if our general reserves (allgemeine Reserve) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see “Taxation—Swiss Tax Considerations—Taxation of Common Shares—Swiss Federal Withholding Tax on Dividends and Distributions.”

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares that constitute intermediated securities (Bucheffekten) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. We enter an acquirer of shares as shareholder with voting rights, if the acquirer explicitly states that the acquirer acquired the shares in its own name and for its own account.

Right to Information, Inspection of Books and Records

During the shareholders meeting, our shareholders are entitled to obtain information on our company and its business as well as, from the auditors, on the audit and its results, provided always such information is required to exercise shareholder rights and is not inappropriate due to the necessity to protect business secrets or due to other interests of our company.

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Swiss Law and Delaware Law—Inspection of Books and Records.”

Special Investigation

If the shareholders’ information and inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts or the questions asked under the information right be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting in Basel, Switzerland, our registered office, to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10 percent of the share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may request that the court appoint a special commissioner. The court will issue such an order if the petitioners can establish prima facie evidence that the board of directors, any of its members or our executive management infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e. mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. Normally, such shareholding is the result of a public purchase offer. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

■	a core part of the Company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
■	the Company’s assets, after the divestment, are not invested in accordance with the Company’s statutory business purpose; and
■	the proceeds of the divestment are not earmarked for reinvestment in accordance with the Company’s business purpose but, instead, are intended for distribution to the Company’s shareholders or for financial investments unrelated to the Company’s business.

A shareholder of a Swiss corporation participating in certain major corporate transactions (merger, demerger, transformation) may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger, demerger or transformation, pursuant to the Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least one and not more than eleven members.

The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

■	the ultimate direction of the business of the Company and issuing of the relevant directives;
■	laying down the organization of the Company;
■	formulating accounting procedures, financial controls and financial planning;
■	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;
■	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association, and regulations and directives of the Company;
■	issuing the annual report and the compensation report, and preparing the general meeting of shareholders and carrying out its resolutions; and
■	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and Article 16 of our articles of association, details of the delegation and other procedural rules such as quorum requirements must be set in the organizational rules issued by the board of directors.

Indemnification of Executive Management and Directors

Under general principles of Swiss law, we may be required to indemnify members of our board of directors or management committee against certain losses and expenses incurred by such members in the proper execution of their duties. See “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive management and limitation of liability.”

Conflict of Interest, Management Transactions

Swiss law does not explicitly deal with conflicts of interests of members of the board or members of management. However, the CO contains a provision that requires our directors and executive management to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable, depending on the type of violation, to the Company, each shareholder and/or the Company’s creditors, for damage caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Effective upon closing of this offering, our board of directors will adopt a Code of Business Conduct and Ethics that will cover a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, as a public company our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors have, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be audited together with our financial statements by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive management as well as the particular amount for each member of the board of directors and executive officer, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

■	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);
■	advance compensation;
■	incentive fees for the acquisition or transfer of corporations or parts thereof by the Company or by companies being, directly or indirectly, controlled by us;
■	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; or
■	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation

(i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

The general meeting of shareholders annually votes on the proposals of the board of directors with respect to:

■	the maximum aggregate amounts for the compensation of the board of directors for the period until the next ordinary general meeting;
■	the maximum aggregate amount of fixed compensation of the management committee for the period from July 1st to June 30th of the current year; and
■	the maximum aggregate amount of variable compensation for the management committee for the period from January 1st to December 31st of the current year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

In the event that at the general meeting of shareholders the shareholders do not approve a proposal of the board of directors, the board of directors must form a new proposal for the maximum aggregate compensation taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders, at a subsequent extraordinary general meeting or the next ordinary general meeting of shareholders.

In addition to fixed compensation, members of the board of directors and executive management may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all shares held by us does not exceed 10 percent of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20 percent. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10 percent of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

Pursuant to art. 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than five percent of all voting rights. Our significant shareholders are disclosed herein under “Principal Shareholders.”

Mandatory bid rules

Our shares are listed on the SIX Swiss Exchange. Therefore, the Swiss Stock Exchange and Securities Trading Act, or the SESTA, applies to our shares, including those underlying the ADS. The SESTA provides that any person that acquires our shares, directly or indirectly, including by acquiring ADS, and thereby exceed the threshold of 33 1/3% of the voting rights (whether exercisable or not) attributable to all of our shares, must submit a takeover bid to acquire all of our shares. This rule also applies to persons acting in concert to acquire our shares, and their holding is aggregated to measure whether they reached the mandatory bid threshold. Our articles of association do not provide for an exemption from such mandatory bid rules.

A waiver of the mandatory bid rules may be granted by the Swiss Takeover Board or the Swiss Financial Market Supervisory Authority, or FINMA, under certain circumstances. If no waiver is granted, the mandatory bid must be made pursuant to the procedural rules set forth in the SESTA and the implementing ordinances thereunder.

No mandatory bid needs to be submitted, if the threshold is crossed as a result of the acquisition of our shares through a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings.

Notification and disclosure of major shareholdings

The SESTA and its implementing ordinance also require that persons who, directly or indirectly, including by acquiring ADS, be it alone or in concert with other parties, acquire or dispose of our shares, purchase rights, purchase obligations, sale rights or sale obligations relating to our shares, and thereby reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights (whether exercisable or not) attributable to all of our shares, must notify our company and SIX Swiss Exchange of such acquisition or disposal in writing within four trading days. There are further financial instruments and transactions relating to our shares that may need to be disclosed under these rules. Within two trading days of the receipt of such notification, we must inform the public. Shares and purchase rights or purchase obligations on the one hand and disposal rights or obligations on the other hand must not be netted. Rather, long positions and short positions must be accounted for separately and may each trigger disclosure obligations if the respective positions reach one of the thresholds we mentioned above. Also, shares, including holdings through ADS, must be reported separately if a threshold is reached or crossed.

Furthermore, under Swiss law, we must disclose the identity of shareholders and shareholder groups acting in concert that hold more than 5% of our voting rights. We must make such disclosure once a year in the notes to our financial statements as published in our annual report.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our company and the Delaware General Corporation Law, or the DGCL, applicable to companies incorporated in Delaware and their shareholders. This is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the DGCL, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The DGCL also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the respective general meeting of shareholders as well as the absolute majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the DGCL, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to vote on the compensation due to the board of directors, executive management and advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders of listed stock corporations elects annually (i.e., until the following general meeting of shareholders) the members of the board of directors and the members of the compensation committee individually for a term of office of one year. Reelection is possible.

Indemnification of directors and executive management and limitation of liability

The DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

■       any breach of a director’s duty of loyalty to the corporation or its shareholders;

■        acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

■        statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

■        any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is

Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

■       by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

■        by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

■        by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

■        by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

■       the duty of care; and

■       the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

■       the duty of care; and

■       the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, for example, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

■        one or several shareholders representing 10.0% of the share capital may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

■        one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Any shareholder can propose candidates for election as directors without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, and (iii) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting

Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of all members of the board of directors for a term of office of one year (i.e. until the following annual general meeting) is mandatory for listed companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders concerned. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The DGCL generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	share capital represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a category of shares with (i) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (ii) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. Shares that are granted more voting power are not regarded as a special class for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may generally be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

■        out of its surplus, or

■       in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of the Company’s share capital (in other words, the aggregate nominal value of the Company’s registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone balance sheet. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted.

Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares require a shareholders’ resolution. Authorized shares can be, once created by shareholders’ resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional shares are created and issued through the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A., as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one common share (or a right to receive one common share) deposited with the principal office of                      or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013.

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having ADSs registered in your name directly on the books of the depositary, also referred to as the direct registration system, or (2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. Swiss law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. In the event of any discrepancy between the ADRs and the deposit agreement, the deposit agreement governs.

The ADSs are registered with the SEC on Form F-6 (File no. 333-            ) and the form deposit agreement is filed as an exhibit to such registration statement.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see the section of this prospectus titled “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the common shares?

The depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash.    We do not expect to declare or pay any cash dividends or cash distributions on our common shares for the foreseeable future. The depositary will convert any cash dividend or other cash distribution we pay on the common shares or any net proceeds from the sale of any common shares, rights, securities or other entitlements into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States. If that is not possible and lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. See the section of this prospectus titled “Material United States and Swiss Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Common Shares.    The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution to the extent reasonably practicable and not prohibited by law. The depositary will only distribute whole ADSs. It will try to sell common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares. The depositary may sell a portion of the distributed common shares sufficient to pay its fees and expenses in connection with that distribution.

Elective Distributions in Cash or Shares.    If we offer holders of our common shares the option to receive dividends in either cash or shares, the depositary, after consultation with us, may make such elective distribution available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you. As a condition of making a distribution election available to ADS holders, the depositary may require satisfactory assurances from us that doing so would not require registration of any securities under the Securities Act. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares, or at all.

Rights to Purchase Additional Common Shares.    If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the common shares on your behalf and in accordance with your instructions. The depositary will then deposit the common shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay and comply with other applicable instructions.

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it determines is practicable. If it cannot make the distribution proportionally among the owners, the depositary may adopt another equitable and practical method. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Neither we nor the depositary are responsible for any failure to determine that it may be lawful or practicable to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impracticable for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, and delivery of any required endorsements, certifications or other instruments of transfer required by the depositary, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the ADSs to you or a person designated by you at the office of the custodian or through a book-entry delivery.

How can ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for uncertificated ADSs. The depositary will cancel the ADRs and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of whole deposited common shares your ADSs represent. The depositary will notify you of shareholders’ meetings or other solicitations of consents and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, and subject to the laws of Switzerland and to our articles of association, to vote or to have its agents vote the common shares or other deposited securities as instructed by ADS holders. If we requested the depositary to act at least 30 days prior to the meeting date and the depositary does not receive voting instructions from you by the specified date, it will not vote the common shares represented by your ADSs.

The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that any such failure is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your common shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date except where under Swiss law the notice period for such meeting is less than 30 days. If we request that the depositary act less than 30 days in advance of a meeting date, the depositary shall use commercially reasonable efforts to distribute the information and otherwise comply with the voting provisions described above.

Except as described above, you will not be able to exercise your right to vote unless you withdraw the common shares. However, you may not know about the shareholder meeting enough in advance to withdraw the common shares.

Fees and Expenses

What fees and expenses will you be responsible for paying?

Pursuant to the terms of the deposit agreement, ADS holders will be required to pay the following fees:

Service	Fees

■ Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	■ Up to U.S. ¢ per ADS issued

■ Cancellation of ADSs	■ Up to U.S. ¢ per ADS canceled

■ Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	■ Up to U.S. ¢ per ADS held

■ Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	■ Up to U.S. ¢ per ADS held

■ Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	■ Up to U.S. ¢ per ADS held

■ ADS Services	■ Up to U.S. ¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

■	taxes (including applicable interest and penalties) and other governmental charges;
■	the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
■	certain cable, telex and facsimile transmission and delivery expenses;
■	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
■	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and
■	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in your name to reflect the sale and pay you any net proceeds, or send you any property, remaining after it has paid the taxes. Your obligation to pay taxes and indemnify us and the depositary against any tax claims will survive the transfer or surrender of your ADSs, the withdrawal of the deposited common shares as well as the termination of the deposit agreement.

The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

■ Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

■ Distribute securities on the common shares that are not distributed to you	The depositary may deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities. The depositary may also sell the new deposited securities and distribute the net proceeds if we are unable to assure the depositary that the distribution (a) does not require registration under the Securities Act or (b) is exempt from registration under the Securities Act.

■ Recapitalize, reorganize, merge, liquidate or take any similar action	Any replacement securities received by the depositary shall be treated as newly deposited securities and either the existing ADSs or, if necessary, replacement ADSs distributed by the depositary will represent the replacement securities. The depositary may also sell the replacement securities and distribute the net proceeds if the replacement securities may not be lawfully distributed to all ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 30 days prior to termination. The depositary may also terminate the deposit agreement in certain circumstances on its own initiative. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver common shares and other deposited securities upon cancellation of ADSs. In addition, after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay and we will not have any obligations thereunder to current or former ADS holders.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Please note the following:

■	we and the depositary are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
■	we and the depositary are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
■	we and the depositary are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;
■	we and the depositary are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
■	are not liable for any tax consequences to any holders of ADSs on account of their ownership of ADSs;
■	we and the depositary have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
■	we and the depositary may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person;
■	the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;
■	the depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice;
■	we and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;
■	we and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;

■	we and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and
■	no disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances. Additionally, we, the depositary and each owner and holder waive the right to a jury trial in an action against us or the depositary arising out of or relating to the deposit agreement.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

■	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;
■	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
■	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Common Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying common shares at any time except:

■	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our common shares;
■	when you owe money to pay fees, taxes and similar charges; and
■	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal is not limited by any other provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers ADSs before receiving a deposit of common shares or release common shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the common shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Shareholder Communications; Inspection of Register of Holders of ADSs; ADS Holder Information

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Each holder of ADSs will be required to provide such information as from time to time may be requested by the Company, or as may otherwise be required to be disclosed, in accordance with applicable law, the rules and requirements of any stock exchange or clearing system on which the ADSs are traded or the articles of association of the Company.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed in the United States for our common shares or the ADSs. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could materially and adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding common shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of common shares. Accordingly, sales of substantial amounts of the ADSs or the common shares, or the perception that these sales could occur, could materially and adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of common shares outstanding on                     , 2015, upon completion of the offering,              common shares (including common shares represented by ADSs) will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the options and warrants to purchase             common shares outstanding as of                     , 2015 and assuming no outstanding options or warrants are exercised and no exercise of the underwriters’ option to purchase additional shares and ADSs, options and warrants exercisable for             common shares will be vested and eligible for sale 90 days after the date of this prospectus subject to Swiss law and shareholders’ agreement, as described above.

Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act and Swiss law and shareholders’ agreement, and assuming no exercise of the underwriters’ option to purchase additional shares and ADSs, these restricted securities will be available for sale in the public market as follows:

■	approximately shares (including common shares represented by ADSs) will be eligible for immediate sale on the date of this prospectus; and
■	shares (including common shares represented by ADSs) will be eligible for sale upon the expiration of the lock-up agreements 90 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below and subject to Swiss law and shareholders’ agreement, as described above.

Lock-up Agreements

In connection with this offering, all of our directors and executive officers have signed lock-up agreements which, subject to certain exceptions, prevent them from selling any of our ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs for a period of not less than 90 days from the date of this prospectus without the prior written consent of each of the representatives. The representatives may in their sole discretion and at any time without notice release some or all of the shares or ADSs subject to lock-up agreements prior to the expiration of the 90-day period. See ‘‘Underwriting’’ for a discussion of certain transfer restrictions. When determining whether or not to release shares or ADSs from the lock-up agreements, the representatives may consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares or ADSs for which the release is being requested and market conditions at the time.

Rule 144

In general, persons who have beneficially owned restricted common shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted common shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted common shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

■	1% of the number of common shares then outstanding, which will equal approximately common shares immediately after the completion of the offering based on the number of common shares outstanding as of , 2015; and
■	the average weekly trading volume of the ADSs on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares subject also to Swiss law and shareholders’ agreement, as described above. However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements. In addition, any Rule 701 shares held by employees who are Swiss tax residents and who were granted share options prior to September 28, 2012, may be subject to an additional holding period under the terms of the applicable share option plan.

Options and Warrants to Purchase Common Shares

We intend to file one or more registration statements on Form S-8 under the U.S. Securities Act to register all common shares issued or issuable pursuant to the exercise of outstanding share options, employee warrants and non-employee warrants. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Registration Rights

None of our security holders possess registration rights.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

TAXATION

The following summary does not purport to address all tax consequences of the offering, the acquisition, the ownership and sale or other disposition of ADSs and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of the U.S. and Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective investors are advised to consult their own tax advisers in light of their particular circumstances as to the U.S. or Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the offering, the acquiring, owning and selling or otherwise disposing of ADSs and receiving dividends and similar cash or in-kind distributions on shares underlying the ADSs (including dividends on liquidation proceeds and stock dividends) or distributions on shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of the United States or Switzerland.

1. Swiss Tax Considerations

1.1 Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

(A) Non-Resident Shareholders

Shareholders who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as Non-Resident Shareholders), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on shares underlying the ADSs (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as Dividends), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 “Swiss Federal Withholding Tax” for a summary of Swiss federal withholding tax on Dividends, and paragraph 1.5 “Foreign final withholding tax” for a summary on final withholding taxes in respect of shares underlying the ADSs held in Swiss accounts by Non-Resident Shareholders).

(B) Resident Private Shareholders

Swiss resident individuals who hold their ADSs as private assets are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen). Capital gains resulting from the sale or other disposition of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders, or Resident Private Shareholders. See paragraph 1.1 (C) “Domestic Commercial Shareholders” for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers”.

(C) Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in ADSs and other securities (the shareholders referred to in this paragraph, hereinafter for purposes of this section, as Domestic Commercial Shareholders). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

1.2 Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

(A) Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

(B) Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocable to Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

1.3 Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to a refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividend in its income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on a Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. For example, a shareholder who is a resident of the U.S. for the purposes of the bilateral tax treaty between the U.S. and Switzerland is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than 31 December of the third year following the calendar year in which the Dividend was payable.

1.4. Swiss Federal Stamp Taxes

Any dealings in the ADSs, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.3% of the consideration paid for such ADSs.

1.5 Foreign Final Withholding Tax

On 1 January 2013, treaties on final withholding taxes of Switzerland with the United Kingdom and Austria entered into force (each a Contracting State). The treaties require a Swiss paying agent, as defined in the treaties, to levy a flat-rate final withholding tax (Abgeltungssteuer) at rates specified in the treaties on certain capital gains and income items (interest, dividends, other income items, all as defined in the treaties), deriving from assets, including the shares underlying the ADSs, held in accounts or deposits with a Swiss paying agent by (i) an individual resident in a Contracting State or, (ii) if certain requirements are met, by a domiciliary company (Sitzgesellschaft), an insurance company in connection with a so-called insurance wrapper (Lebensversicherungsmantel) or other individuals if the beneficial owner is an individual resident in a Contracting State. The flat-rate tax withheld substitutes the ordinary income tax on the respective capital gains and income items in the Contracting State where the individual is tax resident. In order to avoid the withholding of the flat-rate tax by the Swiss paying agent, such individuals may opt for a disclosure of the respective capital gains and income items to the tax authorities of the Contracting State where they are tax residents. Switzerland may conclude similar treaties with other European countries.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

■	banks, financial institutions or insurance companies;
■	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
■	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
■	real estate investment trusts, regulated investment companies or grantor trusts;
■	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
■	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;
■	certain former citizens or long-term residents of the United States;
■	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our shares; and
■	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, referred to herein as the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaty between Switzerland and the United States in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service referred to herein as the IRS will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States;
■	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
■	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
■	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

In general, a U.S. holder who owns ADSs will be treated as the beneficial owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will generally be recognized if a U.S. holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary, referred to as a “pre-release”, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Swiss taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions.     Although we do not currently plan to pay dividends, and subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Swiss withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on The

Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on The Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The company, which is incorporated under the laws of Switzerland, believes that it qualifies as a resident of Switzerland for purposes of, and is eligible for the benefits of, the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed on October 2, 1996, or the U.S.-Switzerland Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Switzerland Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Swiss withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s foreign source income bears to such U.S. holder’s worldwide income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Amounts treated as a “dividend” for U.S. federal income tax purposes will generally be foreign source income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Swiss income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions in the United States.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the ADSs.     A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ADSs. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare Tax.     Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations.     If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which would generally be measured by the fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our common shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our common shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from this offering in our business.

Based on the foregoing, with respect to the 2015 taxable year and foreseeable future tax years, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Global Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds the ADSs, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. holder’s federal income tax return for that year. If our Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting.     U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting.     Certain U.S. holders who are individuals are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We and the underwriters for the offering named below will enter into an underwriting agreement with respect to the ADSs offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of ADSs set forth opposite its name below. Cowen and Company, LLC and Guggenheim Securities, LLC are the representatives of the underwriters.

Underwriter	Number of ADSs	Percentage of voting power
Cowen and Company, LLC
Guggenheim Securities, LLC
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased, other than those ADSs covered by the over-allotment option described below. If an underwriter defaults in its obligation to purchase any ADSs, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters plan to hold the ADS for a minimum period of time of              (the “Minimum Holding Period”).

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option to Purchase Additional ADSs.     We have granted to the underwriters an option to purchase up to             additional ADSs at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the sale of ADSs set forth above. To the extent that the underwriters exercise this option, the underwriters will purchase additional ADSs from us in approximately the same proportion as shown in the table above.

Discounts and Commissions.     The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

We estimate that the total expenses of the offering payable by us, excluding underwriting discount, will be approximately $            . We have also agreed to reimburse the underwriters for expenses of up to $             related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

Total
	Per ADS	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us (before expenses)	$	$	$

The underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ADSs to securities dealers at the public offering price less a concession not in excess of $             per ADS. If all of the ADSs are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have applied to list our ADSs on The Nasdaq Global Market under the symbol “BSLN.”

Discretionary Accounts.     The underwriters do not expect sale to discretionary accounts to exceed 5% of the total number of ADSs offered.

Stabilization.     In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

■	Stabilizing transactions permit bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress.
■	Over-allotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing ADSs in the open market.
■	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more ADSs than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the offering.
■	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-Up Agreements.     Pursuant to certain “lock-up” agreements, we and our executive officers and directors have agreed, subject to certain exceptions, not to, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of common shares, ADSs or ADRs (including, without limitation, common shares, ADSs or ADRs which may be deemed to be beneficially owned by the such party in accordance with the rules and regulations promulgated under the Exchange Act (such shares of common shares, ADSs or ADRs, the “Beneficially Owned Securities”)) or securities convertible into or exercisable or exchangeable for common shares, ADSs or ADRs, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Securities or securities convertible into or exercisable or exchangeable for common shares, ADSs or ADRs, whether now owned or hereafter acquired by the such party or with respect to which such party has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the common shares, ADSs, ADRs or securities convertible into or exercisable or exchangeable for common shares, ADSs or ADRs, without the prior written consent of the representatives for a period of 90 days, commencing on, and including, the date of the underwriting agreement and ending on the 90th day following the date of the underwriting agreement.

This lock-up provision applies to common shares, ADSs and ADRs and to securities convertible into or exchangeable or exercisable for common shares, ADSs and ADRs. It also applies to common shares, ADSs and ADRs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Notwithstanding the foregoing, the restrictions on our executive officers, directors and stockholders, as parties to the “lock-up” agreements, shall not apply to: (1) if the party is a natural person, any transfers made by the party (a) as a bona fide gift, (b) as a transfer to any member of the immediate family of the party or to a trust for the direct or indirect benefit of the party or the immediately family of the party, or if the party is a trust, to any beneficiary (including such beneficiary’s estate) of the party, (c) by will or intestate succession upon the death of the party, (d) as a bona fide gift to a charity or educational institution, or (e) by operation of law or by order of a court of competent jurisdiction pursuant to a qualified domestic order or in connection with a divorce settlement; (2) if the party is a corporation, partnership, limited liability company or other business entity, any transfers or distribution to any stockholder, partner or member of, or owner of a similar equity interest in, the party, as the case may be, if, in any such case, such transfer is not for value; (3) if the party is a corporation, partnership, limited liability company or other business entity, any transfer made by the party (a) in connection with the sale or other bona fide transfer in a single transaction or a series of related transactions of all or substantially all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of the party (including, for the avoidance of doubt, fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the party or who shares a common investment advisor with the party) and such transfer is not for value; (4) transactions relating to common stock, ADSs, ADRs or other securities convertible into or exercisable or exchangeable for common stock, ADSs or ADRs acquired in open market transactions after completion of the offering, provided that no disposition of common stock, ADSs, ADRs or other securities convertible into or exercisable or exchangeable for common stock, ADSs or ADRs is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise) during the lock-up period; (5) transaction relating to ADSs or ADRs acquired by the party in the offering, provided that no disposition of common stock, ADSs, ADRs or other securities convertible into or exercisable or exchangeable for common stock, ADSs or ADRs is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise) during the lock-up period and the party is not an officer or director of the Company; (6) the entry, by the party, at any time on or after the date of the underwriting agreement, of any trading plan providing for the sale of common stock, ADSs or ADRs by the party, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any common stock, ADSs or ADRs during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period; (7) (a) any transfers made by the party to us to satisfy tax withholding obligations pursuant to our equity incentive plans or arrangements disclosed in this prospectus in connection with the vesting or exercise of our securities issued pursuant to such plan or arrangements or (b) any transfer to us pursuant to any of our repurchase right or right of refusal, provided that no filing under Section 16(a) of the Exchange Act (or the equivalent thereof in non-U.S. jurisdictions) shall be required or shall be voluntarily made in connection with such transfer; and (8) any transfer of common stock, ADSs, ADRs or other securities convertible into or exercisable or exchangeable for common stock, ADSs or ADRs pursuant to, or any tender of securities or exercise of voting rights in connection with, a bona fide third-party tender offer, merger, consolidation or other similar transaction, in each case made to all holders of common stock, including the forms of ADSs and ADRs, involving a change of control; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock, ADSs, ADRs or other securities convertible into or exercisable or exchangeable for common stock, ADSs or ADRs shall remain subject to the terms of the lock-up agreement; provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that (A) the transferee executes and delivers, not later than one business day prior to such transfer, a written lock-up agreement, and (B) in the case of any transfer described in clause (1), (2), (3) or (7) above, if the party is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, ADSs, ADRs or beneficially owned securities or any securities convertible into or exercisable or exchangeable for common stock, ADSs, ADRs or beneficially owned securities during the lock-up period, the party shall include a statement in such report to the effect that, (A) in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift or by will or intestate succession, (B) in the case of any transfer pursuant to clause (2) above, such transfer is being made to a stockholder, partner or member of, or owner of a similar equity interest in, the party and is not a transfer for value, (C) in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction or a series of related transactions of all or substantially all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the party and such transfer is not for value, (D) in the case of any transfer pursuant to clause (7) above, such transfer is being made to satisfy tax withholding obligations or pursuant to our repurchase right or right of refusal, as applicable.

The exceptions to the lock-up provision also permit us, among other things and subject to restrictions, to: (i) issue common stock and options to purchase common stock, shares of common stock underlying options granted and other securities, each pursuant to any director or employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date hereof and described in this prospectus; (ii) issue common stock pursuant to the conversion of securities or the exercise of warrants, which securities or warrants are described in this prospectus; and (iii) adopt a new equity incentive plan, and file a registration statement on Form S-8 under the Securities Act to register the offer and sale of securities to be issued pursuant to such new equity incentive plan, and issue securities pursuant to such new equity incentive plan (including, without limitation, the issuance of shares of common stock, ADSs or ADRs upon the exercise of options or other securities issued pursuant to such new equity incentive plan), provided that such new equity incentive plan satisfies the transaction requirements of General Instruction A.1 of Form S-8 under the Securities Act and each recipient of shares of common stock, ADSs, ADRs or securities exchangeable or exercisable for or convertible into common stock, ADSs or ADRs pursuant to such new equity incentive plan shall be contractually prohibited from selling, offering, disposing of or otherwise transferring any such shares or securities during the remainder of the lock-up period.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver of any lock-up agreement, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares.     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.     Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the ADSs or possession or distribution of this prospectus or any other offering or publicity material relating to the common shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ADSs or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the common shares by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:

■	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
■	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and each of our and the representatives’ and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly, any person making or intending to make an offer in that Relevant Member State of the ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of the ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ADSs have not been offered or sold, and will not be offered or sold, in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. This prospectus is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

■	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
■	where no consideration is or will be given for the transfer;
■	where the transfer is by operation of law;
■	as specified in Section 276(7) of the SFA; or
■	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

The shares underlying the ADSs will be listed at SIX Swiss Exchange as required by the SIX Listing Rules and for this purpose only required documentation and notifications will be made available. Such documentation and notifications will not constitute an offer of any ADSs or any shares underlying the ADSs.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our sale of ADSs in the offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA, all amounts are estimates.

Itemized expenses	Amount
SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
SIX fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Director and officer insurance
Miscellaneous costs
Total	$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our common shares and certain other matters of Swiss law will be passed upon for us by Baker & McKenzie, Zurich, Switzerland. Homburger AG, Zurich, Switzerland is providing advice to the underwriters with respect to Swiss law. Certain matters of U.S. federal and New York State law will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts, and for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Basilea Pharmaceutica Ltd. as of December 31, 2013 and 2014, and for the years then ended included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Ltd, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The current address of PricewaterhouseCoopers Ltd is St. Jakobs-Strasse 25, 4052 Basel, Switzerland, phone number + 41 58 792 5100.

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our jurisdiction of incorporation is Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute contains rules that determine the applicable law in original actions against us or our executive officers or members of our board of directors, which may not lead to the application of U.S. federal or state securities laws. Moreover, this statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

■	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
■	the judgment of such non-Swiss court has become final and non-appealable;
■	the judgment does not contravene Swiss public policy;
■	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
■	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Our agent for service of process in the United States is CT Corporation System.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-3
Consolidated Statements of Operations and Comprehensive Income/Loss for the years ended December 31, 2014 and 2013	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013	F-5
Consolidated Statements of Changes in Shareholders’ equity for the years ended December 31, 2014 and 2013	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of June 30, 2015 (unaudited) and December 31, 2014	F-28
Condensed Consolidated Statements of Operations and Comprehensive Income/Loss for the six months ending June 30, 2015 (unaudited) and June 30, 2014 (unaudited)	F-29
Condensed Consolidated Statements of Cash Flows Loss for the six months ending June 30, 2015 (unaudited) and June 30, 2014 (unaudited)	F-30
Condensed Consolidated Statements of Changes in Shareholders’ equity for the six months ending June 30, 2015 (unaudited) and June 30, 2014 (unaudited)	F-31
Notes to Condensed Consolidated Interim Financial Statements	F-32

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Basilea Pharmaceutica Ltd.

Basel, Switzerland

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income/loss, of changes in shareholders’ equity and of cash flows and the related notes to the financial statements (pages F-3 through F-27 in the Form F-1) present fairly, in all material respects, the financial position of Basilea Pharmaceutica Ltd. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Ltd

/s/ THOMAS BRÜDERLIN	/s/ RAPHAEL RUTISHAUSER

Thomas Brüderlin	Raphael Rutishauser

Basel, Switzerland, September 4, 2015

Consolidated Financial Statements

Basilea Pharmaceutica Ltd. and subsidiaries

Consolidated balance sheets as of December 31, 2014 and 2013 (in CHF)

	Footnote reference	2014	2013
ASSETS
Current assets
Cash and cash equivalents	7	156,125,450	118,897,653
Short-term investments	6	70,000,000	155,000,000
Accounts receivable	5	1,170,779	3,883,335
Other receivables		7,041,080	3,422,488
Inventories	8	4,903,881	–
Other current assets		5,329,687	4,963,281

Total current assets		244,570,877	286,166,757

Non-current assets
Tangible assets, net	2	12,157,480	13,043,381
Intangible assets, net	3	223,534	432,153
Other non-current assets		425,670	113,990

Total non-current assets		12,806,684	13,589,524

TOTAL ASSETS		257,377,561	299,756,281

LIABILITIES
Current liabilities
Accounts payable		2,112,936	1,701,453
Deferred revenue	9	43,404,749	38,831,549
Accruals and other current liabilities	10	16,172,694	19,772,714

Total current liabilities		61,690,379	60,305,716

Non-current liabilities
Deferred revenue, less current portion	9	128,563,813	161,930,837
Other non-current liabilities	15	9,192,000	6,646,000

Total non-current liabilities		137,755,813	168,576,837

Total liabilities		199,446,192	228,882,553

Commitments and contingencies	19

SHAREHOLDERS’ EQUITY
Share capital(1)	13	10,575,288	10,200,233
Additional paid-in capital		879,924,850	849,519,057
Accumulated other comprehensive income/loss	13	(14,009,763)	(11,832,087)
Accumulated deficit:
Loss carried forward		(777,013,475)	(743,993,544)
Net loss for the year		(41,545,531)	(33,019,931)

Total shareholders’ equity		57,931,369	70,873,728

TOTAL LIABILITIES AND EQUITY		257,377,561	299,756,281

(1)	As of December 31, 2014, 10,575,288 registered shares were issued and outstanding with a par value of CHF 1.00 per share.
As of December 31, 2013, 10,200,233 registered shares were issued and outstanding with a par value of CHF 1.00 per share.

These financial statements should be read in conjunction with the accompanying footnotes.

Basilea Pharmaceutica Ltd. and subsidiaries

Consolidated statements of operations for the years ended December 31, 2014 and 2013

(in CHF)

	Footnote reference	2014	2013
Contract revenue	4, 9	42,080,686	40,520,549
Revenue from research & development services	4	418,162	430,119
Other revenue	9	134,850	425,175

Total revenue		42,633,698	41,375,843

Research & development expenses, net		(54,376,503)	(53,349,474)
Selling, general & administration expenses		(30,087,340)	(21,312,601)

Total operating expenses		(84,463,843)	(74,662,075)

Operating loss		(41,830,145)	(33,286,232)

Interest income		364,153	373,290
Other financial income		380,394	222,400
Other financial expenses		(433,600)	(302,089)

Loss before taxes		(41,519,198)	(32,992,631)

Income taxes	11	(26,333)	(27,300)

Net loss		(41,545,531)	(33,019,931)

		2014	2013
Earnings/Loss per share	14
Basic loss per share, in CHF		(4.17)	(3.40)
Diluted loss per share, in CHF		(4.17)	(3.40)

Basilea Pharmaceutica Ltd. and subsidiaries

Consolidated statements of comprehensive income/loss for the years ended December 31, 2014 and 2013 (in CHF)

	Footnote reference	2014	2013
Net loss		(41,545,531)	(33,019,931)

Currency translation adjustments		427,324	14,235
Unrecognized pension costs		(3,140,000)	3,615,000
Amortization of unrecognized pension costs		535,000	930,000

Other comprehensive loss/income, net of tax	13	(2,177,676)	4,559,235

Comprehensive loss		(43,723,207)	(28,460,696)

These financial statements should be read in conjunction with the accompanying footnotes.

Basilea Pharmaceutica Ltd. and subsidiaries

Consolidated statements of cash flows for the years ended December 31, 2014 and 2013

(in CHF)

	Footnote reference	2014	2013
Cash flow from operating activities
Net loss		(41,545,531)	(33,019,931)
Adjustments to reconcile net loss to net cash used for/provided by operating activities:
Depreciation and amortization		2,590,792	2,715,466
Gain on disposal of assets, net		(6,222)	(16,820)
Stock-based compensation		5,920,671	3,287,296
Change in operating assets/liabilities:
Accounts receivable		2,730,778	3,667,271
Other receivables		(3,604,642)	525,068
Inventories		(4,848,958)	–
Accounts payable		405,346	(6,689)
Deferred revenue		(28,793,825)	(38,831,549)
Accruals and other current liabilities		(3,681,486)	1,769,142
Other operating cash flow items		(628,398)	440,931

Net cash used for operating activities		(71,461,475)	(59,469,815)

Cash flow from investing activities
Payments for short-term investments	6	(90,000,000)	(155,000,000)
Maturities of short-term investments	6	175,000,000	120,000,000
Proceeds from sale of assets		6,222	16,891
Investments in tangible assets	2	(1,247,476)	(1,102,644)
Investments in intangible assets	3	(64,834)	(103,677)

Net cash provided by/used for investing activities		83,693,912	(36,189,430)

Cash flow from financing activities
Net proceeds from exercise of stock options	12	24,860,177	38,500,338
Distribution of capital to shareholders	13	–	(47,955,180)

Net cash provided by/used for financing activities		24,860,177	(9,454,842)

Effect of exchange rate changes on cash and cash equivalents		135,183	56,242
Net change in cash and cash equivalents		37,227,797	(105,057,845)

Cash and cash equivalents, beginning of period		118,897,653	223,955,498

Cash and cash equivalents, end of period	7	156,125,450	118,897,653

Supplemental information
Cash paid for interest		–	–
Cash paid for income taxes		60,950	168,364

These financial statements should be read in conjunction with the accompanying footnotes.

Basilea Pharmaceutica Ltd. and subsidiaries

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2014 and 2013 (in CHF, except for number of shares)

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income/loss	Accumulated deficit	Total
Balance at December 31, 2012	9,587,621	9,587,621	856,299,215	(16,391,322)	(743,993,544)	105,501,970

Net loss	–	–	–	–	(33,019,931)	(33,019,931)
Other comprehensive income	–	–	–	4,559,235	–	4,559,235
Exercise of stock options, net	612,612	612,612	37,887,726	–	–	38,500,338
Distribution of capital to shareholders	–	–	(47,955,180)	–	–	(47,955,180)
Stock-based compensation, net	–	–	3,287,296	–	–	3,287,296

Balance at December 31, 2013	10,200,233	10,200,233	849,519,057	(11,832,087)	(777,013,475)	70,873,728

Net loss	–	–	–	–	(41,545,531)	(41,545,531)
Other comprehensive loss	–	–	–	(2,177,676)	–	(2,177,676)
Exercise of stock options, net	375,055	375,055	24,485,122	–	–	24,860,177
Stock-based compensation, net	–	–	5,920,671	–	–	5,920,671

Balance at December 31, 2014	10,575,288	10,575,288	879,924,850	(14,009,763)	(818,559,006)	57,931,369

These financial statements should be read in conjunction with the accompanying footnotes.

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Notes to the consolidated financial statements (all amounts in CHF unless stated otherwise)

1    Summary of significant accounting policies

Business purpose and history

Basilea Pharmaceutica Ltd., Basel, Switzerland (“Basilea”), together with its subsidiaries (collectively, “the Company”), is an integrated biopharmaceutical company focusing on the discovery, development and commercialization of innovative pharmaceutical products in the therapeutic areas of bacterial infections, fungal infections and oncology. The Company was founded in October 2000.

Basilea owns 100% of the shares of BPh Investitionen Ltd., Baar, Switzerland, a subholding company, which holds a 100% investment in Basilea Pharmaceutica China Ltd., Haimen, China, which supports the Company’s key research and development projects with medicinal chemistry, analytical development and process research and development.

In the context of its commercialization organization, the Company has operating subsidiaries in the United Kingdom, Germany and Italy. The Company has further entities in Denmark and France. All subsidiaries are wholly owned and fully consolidated.

The Company has a broad and balanced product portfolio focusing on anti-infectives and oncology drugs. In 2013, the Company obtained regulatory approval in certain European countries for its antibiotic ceftobiprole for the treatment of hospital- and community-acquired pneumonia in adults. In addition, the Company’s clinical pipeline includes the investigational Phase 3 antifungal drug isavuconazole, the Phase 1 sulfactam antibiotic BAL30072, and the Phase 2a anti-cancer compound BAL101553.

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements are presented in Swiss Francs (CHF).

Principles of consolidation

Subsidiaries in which Basilea has a controlling financial interest directly or indirectly are consolidated. Investments in which the Company exercises significant influence (generally between 20% and 50% of the voting rights), but which the Company does not control, are accounted for applying the equity method of accounting. Investments in which the Company does not exercise significant influence (generally ownership of less than 20% of the voting rights) are accounted for at cost. Intercompany balances and transactions have been eliminated in consolidation. The Company holds only wholly owned subsidiaries.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions which have an effect on the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and on the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates on an ongoing basis, including those related to revenue recognition, accrued expenses, stock-based compensation, pension accounting and income taxes. These estimates are based on historical experience and management’s knowledge of current events and actions the Company may undertake in the future; however, actual results ultimately may differ from those estimates.

Fair value measurements

The Company applies the Accounting Standard Codification (“ASC”) 820 “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The book values of the short-term financial assets and liabilities, including cash and cash equivalents, short-term investments, accounts receivable, other receivables, other current assets, accounts payable and accruals and other current liabilities approximate the fair values due to the short-term nature of these positions.

Cash and cash equivalents

The Company considers cash equivalents to be highly liquid investments which are readily convertible to cash with original maturities of not more than three months.

Foreign currencies

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses from the settlement of such foreign currency balances and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized on the lines Other financial expenses, Other financial income in the statement of operations.

For consolidation purposes, income, expenses and cash flows are translated at the average exchange rate during the period. Assets and liabilities are translated at the period-end exchange rate. The resulting translation adjustment is recorded as other comprehensive income/loss in shareholders’ equity.

Short-term investments

Short-term investments include time deposits with banks with original maturities of more than 3 months and remaining maturities of up to 12 months. These investments are carried at nominal value which approximates fair value classified based on the input as level two of the fair value hierarchy according to ASC 820. Level two uses observable inputs other than quoted prices in level one that are not observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, yield curves and similar data. Gains and losses resulting from such investments are included as a component of other financial income or other financial expenses in the statement of operations.

Accounts receivable and other receivables

Accounts receivable and other receivables are recorded at net realizable value after consideration of an allowance for doubtful accounts. The Company generally maintains allowances for estimated uncollectible receivables based on historical experience and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on an ongoing and periodic basis and adjustments are made in the period in which a change in condition occurs. Other receivables mainly include various prepayments as well as unbilled revenue, which consist in revenue earned but not invoiced yet.

Inventories

Costs related to the manufacturing of inventories are expensed as research and development expenses when incurred prior to obtaining regulatory approval or evidence being available that regulatory approval can reasonably be expected. If regulatory approval is subsequently obtained, the recorded expenses are not reversed.

Costs related to the manufacturing of inventories which occurred after the receipt of regulatory approval or evidence being available that regulatory approval can reasonably be expected are capitalized. Inventories are valued at the lower of cost or market. Cost is determined based on the first-in first-out principle. If inventory costs exceed market value a provision is recorded. In addition, provisions are recorded due to obsolescence or lack of demand.

Tangible assets

Tangible assets are recorded at cost less accumulated depreciation and impairment. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets of approximately 20 years for buildings, 5 years for research & development equipment, 3 years for furniture and office equipment and 3 years for IT hardware and equipment. Leasehold improvements are depreciated over the shorter of 5-10 years or the lease term. Land-use rights are depreciated over the term of the granted right.

Expenditures for major renewals and improvements that extend asset life are capitalized, while expenditures for maintenance and repairs are charged to the statement of operations as incurred.

The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in the statement of operations.

Intangible assets

Intangible assets with finite lives are recorded at cost less accumulated amortization and impairment. Intangible assets with finite lives consist of acquired software. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which is 3 years for software.

Expenditures for maintenance are charged to the statement of operations as incurred.

The cost and related accumulated amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in the statement of operations.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment indicators throughout the year. Whenever events or changes in circumstances indicate that the carrying amounts of long-lived assets held for use, including tangible assets as well as intangible assets, may not be recoverable, the Company assesses such long-lived assets for impairment.

If the assessment indicates that a long-lived asset is not recoverable (i.e. the carrying amount is higher than the future projected undiscounted cash flows), its carrying amount would be reduced to fair value.

Leases

Tangible assets acquired through capital lease arrangements are recorded at the lower of the present value of the minimum lease payments or fair value. These assets are depreciated over the shorter of the useful life of the assets or the lease term. Payments under operating lease arrangements are recognized on a straight-line basis over the lease term.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned in accordance with ASC 605 “Revenue Recognition”. For agreements with multiple deliverables, the Company recognizes revenue separately for each unit of accounting in accordance with ASC 605. A deliverable is separable if it is deemed to have standalone value to the customer, delivery and performance is considered probable, within a company’s control and the best estimate of selling price is determined in a way that is consistent with the price at which the Company would sell the deliverable if the item were to be sold separately.

The Company recognizes revenue from the sale of its products when the following conditions are met: delivery has occurred; the price is fixed or determinable; the collectability is reasonably assured and persuasive evidence of an arrangement exists. Product sales are recognized net of any sales and value added taxes and sales deductions. Allowances are recorded for estimated rebates, discounts, returns and charge backs. When the Company grants rights of return to its customers, sales returns are recorded at the time of sale. When the Company cannot reasonably estimate the amount of future sales returns, revenue is recognized only when the risk of product return has expired, and when the Company can reasonably estimate the amount of future sales returns. Sales returns are generally estimated and recorded based on historical sales and returns information. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field or potential other reasons, and the returns reserve is based on historical return trends by product and by market as a percent to gross sales.

Contract revenue

Contract revenue includes realized or realizable amounts from upfront and milestone payments in connection with licensing and distribution agreements and royalties. Contract revenue also includes consideration received or receivable from a licensee for services provided by the Company in accordance with the respective license agreement.

For license agreements with multiple deliverables, the Company allocates the arrangement consideration, including upfront payments, to the separate deliverables based on the relative selling price of each deliverable under the agreements. The Company recognizes revenue for each separately identified deliverable as the revenue recognition criteria for each deliverable are fulfilled.

The amount of upfront and milestone payments under a license agreement allocated to the grant of the license is recognized over the estimated remaining agreement period or over the expected period during which the Company has to satisfy its contractual performance obligations, depending on the terms of the agreement. Milestone payments under license agreements are recognized in its entirety as revenue when the respective milestone is achieved, if such milestone meets the following criteria to be considered substantive: the milestone is commensurate with the Company’s performance to achieve the milestone; the milestone relates solely to past performance; and the milestone amount is reasonable relative to all deliverables and payment terms in the arrangement. Milestone payments under license agreements for which these criteria are not met are recognized as revenue over the estimated remaining agreement period.

Upfront and milestone payments under distribution agreements, which are allocated to the grant of the distribution right are recognized over the estimated remaining agreement period, depending on the terms of the agreement.

Revenue related to royalties received from licensees is recognized when earned, meaning when the royalties can be reasonably estimated based on the sales of the underlying products and when collectability is reasonably assured. The Company considers sales-based milestone payments under license and distribution agreements as contingent considerations which are recognized based on achievement.

To the extent the Company receives payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until the respective revenue is earned.

Revenue from research & development services

Revenue for research and development services provided by the Company is recorded as earned based on the performance requirements of the underlying contracts. The costs related to these services are primarily included in research and development expenses.

Research & development expenses

Research and development costs are expensed as incurred. Costs of research and development equipment with alternative future uses are capitalized and depreciated over the equipment’s useful life. No amount was capitalized in any period presented.

Research and development expenses primarily include costs for third-party services in connection with clinical trials and research projects, costs for producing substance to be used in such trials and projects, personnel expenses for the Company’s research and development groups, and depreciation of equipment used for research and development activities. In addition, research and development expenses contain expenses for producing pharmaceutical material which may be used for commercialization subject to regulatory approval, and which was produced prior to obtaining regulatory approval or evidence being available that regulatory approval can reasonably be expected.

Payments that the Company makes or receives related to its co-development arrangement for isavuconazole are recorded in research and development expenses, net and contract revenue respectively, for its mark-up earned since the Company is acting as an agent in the arrangement.

Payments the Company makes or receives related to the contract with the Biomedical Advanced Research and Development Authority (“BARDA”) for development of Basilea’s antibiotic BAL30072 are both recorded in research and development expenses, net since the company is acting as an agent in the arrangement.

Advertising costs

Advertising costs are expensed as incurred and are included in selling, general and administration expenses. Advertising costs were approximately CHF 0.1 million in 2014. In 2013 no advertising costs were incurred.

Stock-based compensation

The Company applies ASC 718 “Compensation—Stock Compensation” related to its stock-based compensation awards. According to ASC 718, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

The stock-based compensation expenses are allocated over the vesting period of the award. For awards which consist of portions with different vesting periods, the compensation expense is recognized pro rata for each portion of the award over the respective vesting period of such portion.

Income taxes

The Company applies the asset and liability method for the determination of provisions for income taxes. The income taxes for the reporting period consist of the current taxes (taxes paid and taxes payable) plus the change in the deferred taxes for the respective period. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Interest and penalties in connection with income taxes are recorded as income taxes.

Earnings/Loss per share

Basic earnings/loss per share is calculated by dividing the net income/loss attributable to the shareholders by the weighted average shares outstanding during the period.

Diluted earnings/loss per share is calculated by dividing the net income/loss attributable to the shareholders by the weighted average shares outstanding during the period adjusted for potential dilution that could occur if dilutive securities, such as stock options, were exercised and resulted in the issuance of shares that could then participate in the earnings/loss of the Company. The potential dilution related to stock options is calculated by application of the treasury stock method.

Pension plans

Please refer to note 15 related to the accounting policies in connection with pension plans.

Certain risks and uncertainties

The Company is subject to risks common to companies in its industry including but not limited to: uncertainty of results of clinical trials for its compounds; ability to achieve regulatory approval for its compounds; acceptance of Company’s products by the market in case they obtained regulatory approval; ability to market its products; ability to manufacture its products at reasonable costs; protection of proprietary technology and intellectual property; development of new technological innovations by its competitors; dependence on key personnel; dependence on key suppliers; changes in foreign currency rates and compliance with governmental and other regulations.

New accounting pronouncements

As new accounting pronouncements are released, the Company reviews such pronouncements for the potential impact on the Company’s financial statements. The new accounting pronouncements below may have an impact on the financial statements of the Company.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (Topic 606): the development of this new standard is a part of the joint project of the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) to clarify the principles for revenue recognition and to develop a common standard. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Thereby, this core principle is achieved by applying following five steps: identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when the Company satisfies each performance obligation.

ASU 2014-09 is effective for public companies for annual periods beginning after December 15, 2016. The Company is currently assessing the impact on the financial statements of this new accounting pronouncement.

In August 2014, FASB issued the ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (Subtopic 205-40): under the new standard all entities will be required to perform a going concern assessment at each financial reporting period and make certain disclosures when management concludes that there is substantial doubt about an entity’s ability to continue as a going concern. In this assessment, management would evaluate conditions and events known and reasonably knowable as of the financial statement issuance date to determine if it is probable that the entity will be unable to meet its obligations within one year from the date the financial statements are issued. Management’s assessment would consider the mitigating effect of its plans to the extent that it is probable that those plans will be effectively implemented and alleviate the adverse conditions within the assessment period. If substantial doubt is alleviated primarily by management’s plans, limited disclosures would still be required.

The new standard will be effective for annual periods beginning after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Company currently does not anticipate a significant impact on the existing disclosures.

2    Tangible assets

In CHF million	Land/Land- use rights	Buildings	Equipment	Total
2014
Cost
January 1, 2014	1.4	18.6	25.5	45.5
Additions	0.0	0.1	1.1	1.2
Disposals	0.0	0.0	(1.3)	(1.3)
Currency effect	0.1	0.2	0.5	0.8

December 31, 2014	1.5	18.9	25.8	46.2

Accumulated depreciation
January 1, 2014	0.0	10.4	22.1	32.5
Additions	0.0	1.0	1.3	2.3
Disposals	0.0	0.0	(1.3)	(1.3)
Currency effect	0.0	0.1	0.4	0.5

December 31, 2014	0.0	11.5	22.5	34.0

Net book value as of December 31, 2014	1.5	7.4	3.3	12.2

2013
Cost
January 1, 2013	1.4	18.6	25.3	45.3
Additions	0.0	0.0	1.1	1.1
Disposals	0.0	0.0	(0.9)	(0.9)
Currency effect	0.0	0.0	0.0	0.0

December 31, 2013	1.4	18.6	25.5	45.5

Accumulated depreciation
January 1, 2013	0.0	9.5	21.4	30.9
Additions	0.0	0.9	1.5	2.4
Disposals	0.0	0.0	(0.8)	(0.8)
Currency effect	0.0	0.0	0.0	0.0

December 31, 2013	0.0	10.4	22.1	32.5

Net book value as of December 31, 2013	1.4	8.2	3.4	13.0

3    Intangible assets

The intangible assets as of December 31, 2014 and 2013 consist of acquired software for internal use:

In CHF million	2014	2013
Cost
January 1	4.5	4.4
Additions	0.1	0.1
Disposals	(0.1)	0.0
Currency effect	0.0	0.0

December 31	4.5	4.5

Accumulated amortization
January 1	4.1	3.8
Additions	0.3	0.3
Disposals	(0.1)	0.0
Currency effect	0.0	0.0
December 31	4.3	4.1

Net book value as of December 31	0.2	0.4

The expected future annual amortization of intangible assets is as follows:

Amount in CHF million
2015	0.2
2016	0.0
2017	0.0
2018	0.0
2019	0.0
Thereafter	0.0

Total	0.2

4    Segment and geographic information

The Company operates in one segment, which is the discovery, development and commercialization of innovative pharmaceutical products. The CEO of the Company reviews the statement of operations of the Company on a consolidated basis and makes decisions and manages the operations of the Company as a single operating segment.

The geographical allocation of the long-lived assets of the Company is presented in the following table:

In CHF million	2014	2013
Switzerland	10.3	11.3
China	1.9	1.7

Total	12.2	13.0

The revenues with external customers were realized in the following geographies:

In CHF million	2014
UK	36.9
Japan	5.2
Other	0.4

Total	42.5

In CHF million	2013
UK	36.9
Other	4.1

Total	41.0

The attribution of revenues to geography was done according to the location of the customer.

In 2014, the Company recognized total contract revenues in the amount of CHF 36.9 million (2013: CHF 36.9 million) with Stiefel, a GSK company (“Stiefel”), and CHF 5.2 million (2013: CHF 3.6 million) with Astellas Pharma Inc. (“Astellas”).

5    Accounts receivable

The accounts receivable primarily consist of receivables related to activities for isavuconazole for Astellas. The Company did not record an allowance for estimated uncollectible receivables as of December 31, 2014 and 2013.

6    Short-term investments

The short-term investments as of December 31, 2014 contain short-term time deposits with banks, denominated in Swiss Francs, in the amount of CHF 70.0 million (December 31, 2013: CHF 155.0 million).

7    Cash and cash equivalents

Cash and cash equivalents consisted of the following components:

In CHF million	2014	2013
Cash	26.9	60.7
Short-term time deposits	129.2	58.2

Total	156.1	118.9

8    Inventories

The following table shows the components of inventories as of December 31, 2014 and 2013:

In CHF million	2014	2013
Raw materials	5.0	10.7
Semi-finished products	11.7	5.3
Finished products	0.0	–
Inventory provisions	(11.8)	(16.0)

Total	4.9	0.0

The Company owns manufacturing material valued at cost which was partly produced prior to obtaining regulatory approval for ceftobiprole. As ceftobiprole obtained regulatory approval in 2013, the ceftobiprole inventory is presented gross in the above inventory table. Inventory provisions reflect that material was produced prior to approval. The Company intends to use such material to manufacture products for commercialization.

9    Agreements

License agreement with Astellas related to isavuconazole

In February 2010, the Company entered into a license, co-development and co-promotion agreement with Astellas Pharma Inc. (“Astellas”) for isavuconazole.

Under this agreement, the Company was eligible for a non-refundable upfront payment of CHF 75 million and non-refundable milestone payments of up to CHF 478 million based on the achievement of milestones related to regulatory filing, regulatory approval and commercialization of isavuconazole. In addition, the Company was also eligible for double-digit tiered royalty payments.

The agreement was amended in February 2014, providing the Company full rights to isavuconazole in all markets outside of the United States and Canada in return for foregoing the Company’s right to co-promote the product in the United States and Canada, its right to receive payments related to co-promotion, and EU milestone payments.

Under the terms of the amended agreement, the Company continues to be entitled to receive milestone and royalty payments relating to the relevant territories from Astellas. Basilea continues to be entitled to receive the same regulatory milestone and royalty payments in terms of value from Astellas relating to business activities in the relevant territories, with milestone payments with a total of CHF 374 million, comprising up to CHF 84 million related to regulatory milestones and up to CHF 290 million related to sales milestones. The achievement and timing of the milestones depend on the success of development, approval and sales progress of the product in the future.

Astellas will remain responsible for the continued development and funding of the isavuconazole global candidemia Phase 3 study and will be responsible for the regulatory filings in the United States and Canada. The Company and Astellas will continue to coordinate their development and manufacturing activities and each company will be responsible for commercial activities in its respective territory.

As such the agreement consists in a multiple-element arrangement with several deliverables identified, mainly the grant of an exclusive license, compensation for co-payment of development services, participation in the joint steering committee and development related manufacturing services. The arrangement provides for a separate pricing for commercial related manufacturing services and sale of clinical supplies.

Astellas’ responsibilities are primarily related to managing the clinical and non-clinical development, particularly the pivotal phase 3 trials. The Company is primarily responsible to manage the manufacturing process development, as well as the manufacturing and procurement of clinical supplies related to the co-development services, and with respect to the joint steering committee, the Company is required to participate in those joint steering committee meetings, whereby it oversees the development, regulatory activities directed towards marketing approval, manufacturing and commercialization phases.

In 2010, the Company received a non-refundable net upfront payment of CHF 67.5 million (gross payment of CHF 75.0 million less withholding tax of CHF 7.5 million). This net upfront payment was recognized as deferred revenue. The upfront payment covered the grant of an exclusive license, compensation for co-development services and the participation in the joint steering committee.

The agreement consists of several deliverables: the co-development services, the commercial-related manufacturing services, the grant of the license to Astellas and participation in the joint steering committee. The co-development services, the grant of the license and the participation in the joint steering committee consist of one unit of accounting, with the commercial-related manufacturing services consisting of another. The co-development services, the grant of the license and the participation in the joint steering committee consist of one unit of accounting since they do not have value to Astellas on an individual stand-alone basis. The commercial-related manufacturing services are another unit of accounting since they have value to Astellas and there is evidence of fair value of the undelivered commercial-related manufacturing services in the arrangement. The entire upfront payment was allocated to the unit of accounting composed of the co-development services, the grant of the license and the participation in the joint steering committee. The related revenue is recognized over the period over which the services are rendered based on an input measure which results in higher revenue recognized in the first years when more services were rendered. The period during which the Company has to satisfy its contractual performance obligations is expected to be until October 2020. Following the amendment of the agreement in 2014, the Company reassessed the remaining expected period during which the Company has to satisfy its contractual performance obligations and reduced it from lasting until July 2029 to lasting until October 2020.

As of December 31, 2014, the Company presented deferred revenue of CHF 26.5 million (2013: CHF 29.7 million) on its balance sheet, of which CHF 4.5 million (2013: CHF 1.9 million) is presented as current liabilities. In 2014, the Company recognized CHF 3.2 million (2013: CHF 1.9 million) as contract revenue related to this upfront payment related to the grant of license.

In September 2014, the United States Food and Drug Administration (“FDA”) accepted the filing of Astellas’ New Drug Application for isavuconazole, seeking approval of isavuconazole for the treatment of invasive aspergillosis and invasive mucormycosis in adults. Based on such acceptance, the Company received a non-refundable milestone payment of CHF 12.0 million from Astellas. The Company deemed the milestone not to be substantive and as such the milestone payment was deferred and is recognized on a straight line basis as contract revenue over the remaining period during which the Company has to satisfy its contractual performance obligations, expected to be until October 2020. As of December 31, 2014, the Company presented deferred revenue of CHF 11.4 million on its balance sheet, of which CHF 2.0 million is presented as current liabilities. In 2014, the Company recognized CHF 0.7 million as contract revenue related to this additional milestone payment received upon acceptance of filing.

The Company recognized CHF 3.9 million as contract revenue in 2014 (2013: CHF 1.9 million) related to these payments, and recognized additional contract revenue in the total amount of CHF 1.3 million (2013: CHF 1.7 million) related to services provided by the Company to Astellas for isavuconazole.

Contract with BARDA for the development of the antibiotic BAL30072

The Company entered into a contract with BARDA for the development of Basilea’s antibiotic BAL30072 on June 24, 2013. Under this contract, BARDA provides funding of up to $17 million over the initial agreement period of twenty-two months starting from June 24, 2013 through April 23, 2015 and extended to September 30, 2015 in the form of reimbursement of agreed development costs. The Company and BARDA have no future funding obligations following the expiration of the agreement, which completed at the end of the extended period. Considering the agent vs. principal criteria of ASC 605, the fact that the agreement is not part of the Company’s ongoing, major or central operations and the fact that BARDA is actively involved in the development, the Company determined that it is acting as an agent in the arrangement and as such records reimbursements received against the related development costs incurred.

In 2014, the Company recognized reimbursement of CHF 9.5 million (2013: CHF 0.0 million) in research and development expenses, net.

Global agreement with Stiefel related to Toctino®

In July 2012, the Company granted a license to know-how and transferred the assets and the business related to Toctino® (alitretinoin). The Company received an initial payment of GBP 145.6 million (CHF 224.1 million) and is eligible to receive an additional payment of at least GBP 30 million, which could increase depending upon the date of the FDA approval of the product in the United States, and low double-digit percentage participation in United States net sales, beginning on the date of the first commercial sale of the product in the United States. Existing Toctino® distribution agreements were assigned to Stiefel.

The agreement consists of two deliverables: grant of the license to the know-how and the transfer of the Toctino assets and the business. In July 2012, the Company received an initial payment of CHF 224.1 million (GBP 145.6 million). The Company determined that the value of the business was insignificant and, as a result, allocated no value to the business. The entire consideration was allocated to the license of the know-how, and was deferred and is recognized on a straight-line basis as contract revenue over the expected period during which the Company has to satisfy its performance obligations. The Company’s substantial ongoing obligations towards Stiefel are to provide operational, technical and scientific support including the furnishing of information and discussion of topics related to preparation of market authorization applications, other regulatory activities, post-launch monitoring and safety requirements, commercialization, commercial supply chain, and manufacturing process and requirements related to the API and drug product. As of December 31, 2014, the Company presented deferred revenue of CHF 134.1 million (2013: CHF 171.1 million) on its balance sheet, of which CHF 36.9 million (2013: CHF 36.9 million) is presented as current liabilities.

In 2014, the Company recognized CHF 36.9 million (2013: CHF 36.9 million) as contract revenue related to this upfront payment.

10    Accruals and other current liabilities

Accruals and other current liabilities as of December 31, 2014 and 2013 consisted of the following:

In CHF million	2014	2013
Accrued research & development expenses	5.1	3.7
Accrued personnel and compensation costs	7.7	10.1
Other	3.4	6.0

Total accruals and other current liabilities	16.2	19.8

11    Income taxes

The Company has tax loss carryforwards of CHF 515.4 million as of December 31, 2014 (December 31, 2013: CHF 438.4 million) of which CHF 352.8 million will expire within the next five years, CHF 162.4 million will expire between six and eight years. CHF 0.2 million of the tax losses carryforwards do not expire. In 2014, tax loss carryforwards of CHF 1.5 million expired.

The significant components of net deferred taxes as of December 31, 2014 and 2013 are shown in the following table:

In CHF million	2014	2013
Deferred tax assets:
Net benefit from tax loss carryforwards(1)	100.5	84.9
Deferred revenue	34.4	40.2
Stock-based compensation cost	12.1	13.3
Other, net	0.5	0.5
Valuation allowance	(147.5)	(138.9)

Net deferred taxes	0.0	0.0

(1)	As of December 31, 2014 the position includes CHF 0.6 million related to windfall tax benefits from stock-based compensation that would be credited to shareholders’ equity, if realizable. As of December 31, 2013 the position includes CHF 0.1 million related to shortfall from stock-based compensation that would be debited to shareholders’ equity, if realizable.

The Company recorded a valuation allowance in 2014 and 2013 to reduce the net deferred taxes, as the company deemed it to be not more likely than not that the future deferred tax assets would be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets. The increases of the valuation allowance in 2014 compared to 2013 and in 2013 compared to 2012 are solely due to further losses in the jurisdictions.

The effective tax rate was 0.1% for the years 2014 and 2013. The following table shows the income taxes in 2014 and 2013:

In CHF million	2014	2013
Current tax expenses	0.0	0.0

Total income tax expenses	0.0	0.0

The current tax expenses in 2014 and 2013 are solely related to foreign taxable income.

The expected tax rate for 2014 was 20.4% (2013: 20.1%). The following table shows the reconciliation between expected and effective tax rate:

In percent	2014	2013
Expected tax rate	20.4	20.1
Effect of not-taxable differences(1)	1.6	(1.2)
Valuation allowance on deferred tax assets	(21.9)	(18.8)

Effective tax rate	0.1	0.1

(1)	Items not deductible for tax purposes and items that are tax deductible, but do not represent expenses for financial reporting purposes.

Basilea and its subsidiaries file income tax returns in Switzerland and in foreign jurisdictions. Basilea’s income tax position in Switzerland is finally assessed up to the fiscal year 2013.

As of December 31, 2014 and 2013, there were no unrecognized tax benefits. The Company did not incur any significant interest or penalties in connection with income taxes in the years 2014 and 2013.

12     Stock-based compensation

Stock options

The Company established a stock option plan effective on December 13, 2000 to incentivize directors, executives, and certain employees with an opportunity to obtain stock options on registered shares of Basilea. The shareholders approved conditional capital necessary for the issuance of shares upon the exercise of stock options, of which CHF 1.7 million remain available as of December 31, 2014. CHF 1.3 million of this remaining available conditional capital are reserved for stock options which are issued and outstanding as of December 31, 2014.

Each stock option entitles the participant to the purchase of one registered share at the strike price pursuant to the terms of the stock option plan. At the end of the option term, all unexercised stock options expire without value.

The vesting periods of the stock options outstanding as of December 31, 2014, which represent the requisite service periods, range from one to four years with contractual terms of the stock options of ten years. The stock option plan foresees accelerated vesting if there is a change of control as defined by the stock option plan.

In 2010, the Company offered participants of its stock option plan an option to amend the terms and conditions of certain outstanding stock options, in return for the cancellation of a number of stock options. The amendment of the stock options was value-neutral, as at the date of amendment the fair value of these original stock options equalled the fair value of the reduced number of stock options at amended terms. The amendment of the stock options included an amendment of the strike price to the closing share price of Basilea’s shares as of the date of the amendment, plus 15%. In addition, the term of the amended options ends in December 2018. The vesting periods of the outstanding stock options were not amended. As the amendment of stock options was value neutral, this modification of stock options did not result in any incremental compensation costs to be recognized.

Following the annual general meeting’s approval in April 2013 of a distribution of CHF 5.00 to the shareholders, the Board of Directors made an equitable adjustment of CHF 5.00 to the strike price for outstanding options to compensate for the adjustment in fair value.

The following table summarizes the activity under the Company stock option plan:

	Weighted average exercise price (in CHF)	Number of options
Balance at December 31, 2012	66.42	1,927,077

Options granted	105.60	199,650
Options forfeited	39.14	(15,674)
Options exercised	63.65	(612,612)
Options expired	55.00	(730)

Balance at December 31, 2013	66.63	1,497,711

Options granted	90.75	183,114
Options forfeited	60.12	(12,175)
Options exercised	66.95	(375,055)
Options expired	73.30	(550)

Balance at December 31, 2014	70.02	1,293,045

The following table provides information on the stock options outstanding and the stock options exercisable as of December 31, 2014:

	Options exercisable plus options expected to vest(1)	Options exercisable
Number of options	1,286,666	815,540
Weighted average exercise price, in CHF	69.95	65.62
Weighted average remaining contractual life, in years	6.8	5.6

(1)	Number of options considers expected forfeitures.

Based on (a) the stock options exercisable as of December 31, 2014, including stock options expected to vest in the future and (b) the stock options exercisable as of December 31, 2014, the aggregate intrinsic values of such number of options were CHF 32.6 million and CHF 23.7 million, respectively. The exercise prices of the options granted in 2014 and 2013 equalled the market price of the shares at the respective grant date.

The weighted average grant-date fair value of options granted in 2014 was CHF 38.67 (2013: CHF 45.06). The total aggregate intrinsic value of stock options exercised during 2014 was CHF 15.1 million (2013: CHF 15.4 million).

The fair value of the stock options granted in 2014 and 2013 was determined at the grant date using a binomial model. The weighted average assumptions used for these determinations are outlined in the table below:

	2014	2013
Risk-free interest rate	0.69%	1.49%
Expected term of stock options	7 years	7 years
Expected volatility	45%	45%
Expected dividend	–	–

The expected volatility was determined based on the historic volatility of Basilea’s share price. The expected term of stock options granted was determined based on management’s best estimate of assumed future exercise patterns, considering both the historic exercise patterns and the expected future development of the Company.

The unrecognized compensation cost as of December 31, 2014 related to stock options amounts to CHF 11.4 million and is expected to be recognized over a weighted average period of 2.3 years.

The Company recorded total stock-based compensation expenses of CHF 5.9 million in 2014 related to its stock-based compensation award programs (2013: CHF 3.3 million), of which CHF 3.1 million was recorded in research & development expenses (2013: CHF 1.7 million) and CHF 2.8 million as part of selling, general & administration expenses (2013: CHF 1.6 million as part of selling, general & administration expenses) in the statement of operations.

13    Shareholders’ equity

As of December 31, 2014, Basilea had 10,575,288 registered shares (Namenaktien) issued and outstanding with a par value of CHF 1.00 per share. As of December 31, 2013, Basilea had 10,200,233 registered shares with a par value of CHF 1.00 per share issued and outstanding respectively.

In 2014, 375,055 stock options were exercised, using conditional capital, which resulted in the issuance of 375,055 registered shares with a par value of CHF 1.00 per share. In 2013, 612,612 stock options were exercised resulting in the issuance of 612,612 registered shares with a par value of CHF 1.00 per share.

Basilea had a total approved conditional capital of CHF 2,324,853 as of December 31, 2014 for the issuance of a maximum of 2,324,853 registered shares with a par value of CHF 1.00 per share. This conditional capital contained CHF 1,684,853 (1,684,853 registered shares with a par value of CHF 1.00 per share) reserved for the issuance of shares under the stock option plan available to directors, executives and certain employees. In addition, the shareholders approved conditional capital of CHF 640,000, consisting of 640,000 registered shares with a par value of CHF 1.00 each, available for the exercise of option or conversion rights granted with new option or convertible bonds.

At the ordinary general meeting of shareholders on April 9, 2013, Basilea’s shareholders approved the proposal of HBM Healthcare Investments (Cayman) Ltd. to distribute CHF 5.00 per share corresponding to CHF 48.0 million.

By shareholder approval at the 2014 ordinary general meeting of shareholders, Basilea is authorized to increase its share capital by a maximum of CHF 2,000,000 by issuing a maximum of 2,000,000 registered shares with a par value of CHF 1.00 per share. This authorization is valid for two years.

Change in accumulated other comprehensive income/loss as of December 31, 2014 and 2013:

In CHF million	Currency translation adjustment		Unrecognized pension cost	Total
December 31, 2012	(0.6)		(15.8)	(16.4)

Change during the period	0.0		4.6	4.6
Reclassification adjustment, included in the consolidated statements of operations in Selling, general & administration expenses	(0.0	)(1)	–	(0.0)

Total change during the period	(0.0)		4.6	4.6

December 31, 2013	(0.6)		(11.2)	(11.8)

Change during the period	0.4		(2.6)	(2.2)
Reclassification adjustment, included in the consolidated statements of operations in Selling, general & administration expenses	–		–	–

Total change during the period	0.4		(2.6)	(2.2)

December 31, 2014	(0.2)		(13.8)	(14.0)

(1)	Currency translation adjustment related to the dormant entities in Denmark, France, Germany and UK.

14    Earnings/Loss per share

The calculation of the basic and diluted loss per share in 2014 and 2013 is shown in the table below:

	2014		2013
	Basic	Diluted	Basic	Diluted
Numerator
Net loss, in CHF million	(41.5)	(41.5)	(33.0)	(33.0)

Net loss for loss per share calculation, in CHF million	(41.5)	(41.5)	(33.0)	(33.0)

Denominator
Weighted average shares outstanding, including actual conversion of stock options	9,953,896	9,953,896	9,712,616	9,712,616
Incremental shares according to treasury stock method for assumed conversion of stock options	–	–	–	–
Weighted average shares outstanding, including actual and assumed conversion of stock options	9,953,896	9,953,896	9,712,616	9 712,616

Loss per share in CHF	(4.17)	(4.17)	(3.40)	(3.40)

As of December 31, 2014, there were 210,757 stock options outstanding with a weighted-average exercise price of CHF 110.96, which were not included in the calculation of loss per share for 2014, as the effect of such stock options would have been anti-dilutive.

As of December 31, 2013, there were 962,404 stock options outstanding with a weighted-average exercise price of CHF 81.28, which were not included in the calculation of loss per share for 2013, as the effect of such stock options would have been anti-dilutive.

15    Pension plan

The Company joined a collective pension plan operated by an insurance company as of January 1, 2012 which covers the employees of Basilea Pharmaceutica International Ltd., Basel, Switzerland. The regulations under the former pension foundation were fully integrated in the collective pension plan. The pension plan is fully reinsured and provides a guaranteed minimum return.

Both, the Company and the participants provide monthly contributions to the pension plan which are based on the covered salary. The respective saving parts of premium are credited to employees’ accounts. In addition, interest is credited to employees’ accounts at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death.

The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP.

The following table provides information on the pension plan for the years 2014 and 2013:

In CHF million	2014	2013
Service cost	3.4	3.7
Interest cost	1.3	1.1
Expected return on plan assets	(1.4)	(1.3)
Amortization of pension related net loss	0.5	0.9
Amortization of prior service cost	0.0	0.1

Gross benefit expense	3.8	4.5

Participant contributions	(1.2)	(1.0)

Net periodic pension cost	2.6	3.5

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

In CHF million	2014	2013
Projected benefit obligation, beginning of period	51.7	54.3
Service cost	3.4	3.7
Interest cost	1.3	1.1
Transfers-in and (-out), net	0.6	(2.5)
Actuarial (gain)/ loss	1.7	(4.9)

Projected benefit obligation, end of period	58.7	51.7

Plan assets, beginning of period	45.1	43.9
Actual return on plan assets	0.1	0.1
Employer contributions	2.5	2.6
Participant contributions	1.2	1.0
Transfers-in and (-out), net	0.6	(2.5)

Plan assets, end of period	49.5	45.1

Accrued pension liability	(9.2)	(6.6)

As of December 31, 2014, the Company recorded an accrued pension liability of CHF 9.2 million in other non-current liabilities (December 31, 2013: CHF 6.6 million).

The pension assets are measured at fair value and are invested in a single insurance pension plan which is fully insured. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the consolidated statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the consolidated statement of operations over the future service period of the plan participants. As of December 31, 2014, the accumulated other comprehensive income/loss includes unrecognized pension cost of CHF 13.8 million, consisting of a net loss of CHF 13.4 million and a prior service cost of CHF 0.4 million, that have not yet been recognized as a component of net periodic pension cost. As of December 31, 2013, the accumulated other comprehensive income/loss included unrecognized pension cost of CHF 11.2 million, consisting of a net loss of CHF 10.8 million and a prior service cost of CHF 0.4 million, that have not yet been recognized as a component of net periodic pension cost. The Company expects that a net amount of CHF 0.8 million will be reclassified from accumulated other comprehensive income/loss and recognized as a component of net periodic pension cost in 2015 as a result of the amortization of the pension-related net loss and the amortization of the prior service cost.

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2014	2013
Net loss, beginning of period	(10.8)	(15.3)
Other gain/loss during the period	(3.1)	3.6
Amortization of pension related net loss	0.5	0.9

Net loss, end of period	(13.4)	(10.8)

Prior service cost, beginning of period	(0.4)	(0.5)
Amortization of prior service cost	0.0	0.1

Prior service cost end of period	(0.4)	(0.4)

Total unrecognized pension cost, end of period	(13.8)	(11.2)

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2014	2013
Discount rate	1.75%	2.5%
Rate of increase in compensation level	1.0%	2.0%
Expected long-term rate of return on plan assets	3.0%	3.25%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation (ABO) as of December 31, 2014 and 2013 amounts to CHF 56.2 million and CHF 49.0 million respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

The expected amount of employer contributions to the Company’s defined benefit pension plan in 2015 is CHF 2.7 million.

The following table provides information on all estimated future undiscounted benefit payments under the Company’s pension plan for each of the next five years and the aggregate for the five years thereafter. Besides the retirement benefit payments, these amounts also include payments resulting from death, disability and transfers-out of transportable amounts during the relevant period.

Potential payments transferred into the pension plan resulting from hiring of employees are excluded from the amounts below:

Amount in CHF million
2015	3.3
2016	3.3
2017	3.1
2018	4.0
2019	3.3
2020 - 2024	17.4

In addition to the defined benefit plan described above, the Company recognized no expenses related to defined contribution plans in 2014 and 2013.

16    Lease commitments

The Company entered into operating lease contracts for office space. The leases expire in 2016. The aggregate minimum operating lease payments are expensed on a straight-line basis over the term of the related lease. The total expenses under operating leases were CHF 0.5 million and CHF 0.4 million for the years ending December 31, 2014 and 2013, respectively.

The future minimum payments as of December 31, 2014 for operating leases with initial or remaining non-cancellable terms in excess of one year are as follows:

Amount in CHF million
2015	0.3
2016	0.1
2017	0.0
2018	0.0
2019	0.0
Thereafter	0.0

Total	0.4

17    Concentration of risk

The Company is generally subject to credit risk related to financial investments. The Company mitigates such credit risk by investing the funds only with counterparties, which are rated as high quality investment grade by a major rating agency or are fully guaranteed by Swiss cantons at the time of the Company’s investment. As of December 31, 2014, the Company’s short-term investments were invested with one bank and amounted to CHF 70.0 million. As of December 31, 2013, the Company’s short-term investments were invested with four different banks and amounted to CHF 155.0 million.

The cash and cash equivalents as of December 31, 2014 amounted to CHF 156.1 million, of which CHF 150.8 million was held with four different banks. The cash and cash equivalents as of December 31, 2013 amounted to CHF 118.9 million, of which CHF 112.6 million was held with four different banks. As of December 31, 2014, the highest total amount of cash and cash equivalents and short-term investments held at one bank amounted to CHF 80.1 million (December 31, 2013: CHF 70.0 million).

The Company is also subject to credit risk related to accounts receivable. The highest total amount of accounts receivable with an individual counterparty as of December 31, 2014 is from Astellas in the amount of CHF 1.0 million in connection with the license agreement related to isavuconazole (December 31, 2013: CHF 3.7 million).

18    Related party transactions

The accounts receivable, accounts payable and accruals and other current liabilities do not include significant positions due to or from related parties as of December 31, 2014 and 2013.

In 2014, the Company paid no fees to its board members for consulting services. In 2013, the Company paid fees to one of its board members in the amount of CHF 0.0 million for consulting services.

19    Commitments and contingencies

The Company entered into various purchase commitments for services and materials as well as for equipment as part of the ordinary business. In the opinion of management, these commitments are not in excess of current market prices in all material respects, reflect normal business operations and will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Civil proceedings were initiated by Losan Pharma GmbH, Neuenburg/Germany against Basilea and Basilea Pharmaceutica International Ltd. in a claim related to use of know-how filed in 2012 in Basel-Stadt court (Appellationsgericht Basel-Stadt) to which Basilea has filed its response; both parties have filed further briefs with the court. The proceedings are at a preliminary stage and potential damages, if any, cannot be estimated.

As of December 31, 2014, there are no significant contingencies.

20    Subsequent events

The Company has evaluated subsequent events through September 4, 2015, the date on which the financial statements were available to be issued.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014

(in CHF ‘000)

	Footnote reference	Unaudited 2015	2014
ASSETS
Current assets
Cash and cash equivalents		136,887	156,125
Short-term investments	6	81,561	70,000
Accounts receivable	7	2,745	1,171
Other receivables		3,673	7,041
Inventories	8	5,474	4,904
Other current assets		4,276	5,330

Total current assets		234,616	244,571

Non-current assets
Tangible assets, net	3	11,166	12,158
Intangible assets, net	4	188	224
Other non-current assets		2,908	425

Total non-current assets		14,262	12,807

TOTAL ASSETS		248,878	257,378

LIABILITIES
Current liabilities
Accounts payable		1,303	2,113
Deferred revenue	5	49,479	43,405
Accruals and other current liabilities	9	13,761	16,173

Total current liabilities		64,543	61,691

Non-current liabilities
Deferred revenue, less current portion	5	131,502	128,564
Other non-current liabilities	13	8,784	9,192

Total non-current liabilities		140,286	137,756

Total liabilities		204,829	199,447

Commitments and contingencies	16

SHAREHOLDERS’ EQUITY
Share capital(1)	11	10,789	10,575
Additional paid-in capital		896,191	879,925
Accumulated other comprehensive income/loss	11	(14,256)	(14,010)
Accumulated deficit		(848,675)	(818,559)

Total shareholders’ equity		44,049	57,931

TOTAL LIABILITIES AND EQUITY		248,878	257,378

(1)	As of June 30, 2015, 10,789,027 registered shares were issued and outstanding with a par value of CHF 1.00 per share. As of December 31, 2014, 10,575,288 registered shares were issued and outstanding with a par value of CHF 1.00 per share.

These unaudited financial statements should be read in conjunction with the accompanying notes.

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Condensed consolidated statements of operations for the six months ending June 30, 2015 and June 30, 2014 (unaudited, in CHF ‘000)

	Footnote reference	2015	2014
Contract revenue	5	24,412	20,214
Revenue from research & development services		373	22
Other revenue		203	17

Total revenue		24,988	20,253

Research & development expenses, net		(31,179)	(27,467)
Selling, general & administration expenses		(23,806)	(12,306)

Total operating expenses		(54,985)	(39,773)

Operating loss		(29,997)	(19,520)

Interest income		115	188
Other financial income		2,024	138
Other financial expenses		(2,192)	(187)

Loss before taxes		(30,050)	(19,381)

Income taxes		(66)	(49)

Net loss		(30,116)	(19,430)

Earnings/Loss per share	12	2015	2014
Basic and diluted loss per share, in CHF		(3.0)	(1.97)

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Condensed consolidated statements of comprehensive income/loss for the six months ending June 30, 2015 and June 30, 2014 (unaudited, in CHF ‘000)

	Footnote reference	2015	2014
Net loss		(30,116)	(19,430)

Currency translation adjustments		(667)	(24)
Amortization of unrecognized pension costs		421	267

Other comprehensive loss/income, net of tax	11	(246)	243

Comprehensive loss		(30,362)	(19,187)

These unaudited financial statements should be read in conjunction with the accompanying notes.

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Condensed consolidated statements of cash flows for the six months ending June 30, 2015 and June 30, 2014 (unaudited, in CHF ‘000)

	Footnote reference	2015	2014
Cash flow from operating activities
Net loss		(30,116)	(19,430)
Adjustments to reconcile net loss to net cash used for/provided by operating activities:
Depreciation and amortization		1,308	1,261
Gain on disposal of assets, net		(9)	(4)
Stock-based compensation		3,948	2,913
Change in operating assets/liabilities:
Accounts receivable		(1,584)	(1,638)
Other receivables		3,342	(2,635)
Inventories		(653)	(233)
Accounts payable		(807)	(391)
Deferred revenue		9,012	(19,416)
Accruals and other current liabilities		(2,393)	(6,753)
Other operating cash flow items		(1,376)	1,429

Net cash used for operating activities		(19,328)	(44,897)

Cash flow from investing activities
Payments for short-term investments	6	(81,588)	(90,000)
Maturities of short-term investments	6	70,000	130,000
Investments in tangible assets, net of disposals		(283)	(562)
Investments in intangible assets, net of disposals		(86)	(33)

Net cash used for/provided by investing activities		(11,957)	39,405

Cash flow from financing activities
Net proceeds from exercise of stock options		12,531	17,513

Net cash provided by financing activities		12,531	17,513

Effect of exchange rate changes on cash and cash equivalents		(484)	(31)
Net change in cash and cash equivalents		(19,238)	11,990

Cash and cash equivalents, beginning of period		156,125	118,897

Cash and cash equivalents, end of period		136,887	130,887

These unaudited financial statements should be read in conjunction with the accompanying notes.

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Condensed consolidated statements of changes in shareholders’ equity for the six months ending June 30, 2015 and June 30, 2014 (unaudited, in CHF ‘000, except for number of shares)

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income/loss	Accumulated deficit	Total
Balance at December 31, 2013	10,200,233	10,200	849,519	(11,832)	(777,013)	70,874

Net loss	–	–	–	–	(19,430)	(19,430)
Other comprehensive income	–	–	–	243	–	243
Exercise of stock options, net	277,889	278	17,235	–	–	17,513
Stock-based compensation, net	–	–	2 913	–	–	2,913

Balance at June 30, 2014	10,478,122	10,478	869,667	(11,589)	(796,443)	72,113

Balance at December 31, 2014	10,575,288	10,575	879,925	(14,010)	(818,559)	57,931

Net loss	–	–	–	–	(30,116)	(30,116)
Other comprehensive loss	–	–	–	(246)	–	(246)
Exercise of stock options, net	213,739	214	12,317	–	–	12,531
Stock-based compensation, net	–	–	3,949	–	–	3,949

Balance at June 30, 2015	10,789,027	10,789	896,191	(14,256)	(848,675)	44,049

These unaudited financial statements should be read in conjunction with the accompanying notes.

BASILEA PHARMACEUTICA LTD. AND SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

(unaudited, all amounts in CHF)

1    Basis of presentation

The condensed consolidated interim financial statements of Basilea Pharmaceutica Ltd. (“Basilea”) and its subsidiaries (together, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and accordingly do not include all information and disclosures as required by U.S. GAAP for complete financial statements. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. Please refer to the consolidated financial statements as of December 31, 2014, as included in the Annual Report 2014, for further information. The financial statements are presented in Swiss Francs (CHF). As per June 30, 2015 and for the period then ended, the primary statements are disclosed in CHF ‘000. The comparative prior year figures are disclosed accordingly.

In the opinion of management, these condensed consolidated interim financial statements reflect all adjustments necessary, which are of a normal recurring nature, to fairly state the consolidated balance sheets, statements of operations, statements of comprehensive income/loss, cash flows and changes in shareholders’ equity for the interim periods presented.

2    Significant accounting policies and new accounting pronouncements

Fair value measurements

The Company applies the Accounting Standard Codification (ASC) 820 “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The book values of the short-term financial assets and liabilities, including cash and cash equivalents, short-term investments, accounts receivable, other receivables, other current assets, accounts payable and accruals and other current liabilities, approximate the fair values due to the short-term nature of these positions.

Cash and cash equivalents

The Company considers cash equivalents to be highly liquid investments which are readily convertible to cash with original maturities of not more than three months.

Short-term investments

Short-term investments include time deposits with banks with original maturities of more than 3 months and remaining maturities of up to 12 months. These investments are carried at nominal value which approximates fair value classified based on the input as level two of the fair value hierarchy according to ASC 820. Level two uses observable inputs other than quoted prices in level one that are not observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, yield curves and similar data. Gains and losses resulting from such investments are included as a component of other financial income or other financial expenses in the statement of operations.

Accounts receivable and other receivables

Accounts receivable and other receivables are recorded at net realizable value after consideration of an allowance for doubtful accounts. The Company generally maintains allowances for estimated uncollectible receivables based on historical experience and specifically identified at-risk accounts. The adequacy of the allowance is evaluated on an ongoing and periodic basis and adjustments are made in the period in which a change in condition occurs. Other receivables mainly include various prepayments as well as unbilled revenue, which consists in revenue earned but not invoiced yet.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned in accordance with ASC 605 “Revenue Recognition”. For agreements with multiple deliverables, the Company recognizes revenue separately for each unit of accounting in accordance with ASC 605. A deliverable is separable if it is deemed to have standalone value to the customer, delivery and performance is considered probable, within a company’s control and the best estimate of selling price is determined in a way that is consistent with the price at which the Company would sell the deliverable if the item were to be sold separately.

The Company recognizes revenue from the sale of its products when the following conditions are met: delivery has occurred; the price is fixed or determinable; the collectability is reasonably assured; and persuasive evidence of an arrangement exists. Product sales are recognized net of any sales and value added taxes and sales deductions. Allowances are recorded for estimated rebates, discounts, returns and charge backs.When the Company grants rights of return to its customers, sales returns are recorded at the time of sale. When the Company cannot reasonably estimate the amount of future sales returns, revenue is recognized only when the risk of product return has expired and when the Company can reasonably estimate the amount of future sales returns. Sales returns are generally estimated and recorded based on historical sales and returns information. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field or, potential other reasons, and the returns reserve is based on historical return trends by product and by market as a percent to gross sales.

Contract revenue

Contract revenue includes realized or realizable amounts from upfront and milestone payments in connection with licensing and distribution agreements and royalties. Contract revenue also includes consideration received or receivable from a licensee for services provided by the Company in accordance with the respective license agreement.

For license agreements with multiple deliverables, the Company allocates the arrangement consideration, including upfront payments, to the separate deliverables based on the relative selling price of each deliverable under the agreements. The Company recognizes revenue for each separately identified deliverable, as the revenue recognition criteria for each deliverable are fulfilled.

The amount of upfront and milestone payments under a license agreement allocated to the grant of the license is recognized over the estimated remaining agreement period or over the expected period during which the Company has to satisfy its contractual performance obligations, depending on the terms of the agreement. Milestone payments under license agreements are recognized in its entirety as revenue when the respective milestone is achieved, if such milestone meets the following criteria to be considered substantive: the milestone is commensurate with the Company’s performance to achieve the milestone; the milestone relates solely to past performance; and the milestone amount is reasonable relative to all deliverables and payment terms in the arrangement. Milestone payments under license agreements for which these criteria are not met are recognized as revenue over the estimated remaining agreement period.

Upfront and milestone payments under distribution agreements, which are allocated to the grant of the distribution right are recognized over the estimated remaining agreement period, depending on the terms of the agreement.

Revenue related to royalties received from licensees is recognized when earned, meaning when the royalties can be reasonably estimated based on the sales of the underlying products and when collectability is reasonably assured. The Company considers sales-based milestone payments under license and distribution agreements as contingent considerations which are recognized based on achievement.

To the extent the Company receives payments, including non-refundable payments in excess of the recognized revenue, such excess is recorded as deferred revenue until the respective revenue is earned.

Revenue from research & development services

Revenue for research and development services provided by the Company is recorded as earned based on the performance requirements of the underlying contracts. The costs related to these services are primarily included in research and development expenses.

Research & development expenses

Research and development costs are expensed as incurred. Costs of research and development equipment with alternative future uses are capitalized and depreciated over the equipment’s useful life. No amount was capitalized in any period presented.

Research and development expenses primarily include costs for third-party services in connection with clinical trials and research projects, costs for producing substance to be used in such trials and projects, personnel expenses for the Company’s research and development groups and depreciation of equipment used for research and development activities. In addition, research and development expenses contain expenses for producing pharmaceutical material which may be used for commercialization, subject to regulatory approval, and which was produced prior to obtaining regulatory approval or evidence being available that regulatory approval can reasonably be expected.

Payments that the Company makes or receives related to its co-development arrangement for isavuconazole are recorded in research and development expenses, net and the mark-up in contract revenue respectively, for its mark-up earned since the Company is acting as an agent in the arrangement.

Payments the Company makes or receives related to the contract with the Biomedical Advanced Research and Development Authority (“BARDA”) for development of Basilea’s antibiotic BAL30072 are both recorded in research and development expenses, net since the Company is acting as an agent in the arrangement.

Inventories

Costs related to the manufacturing of inventories are expensed as research and development expenses when incurred prior to obtaining regulatory approval or evidence being available that regulatory approval can reasonably be expected. If regulatory approval is subsequently obtained, the recorded expenses are not reversed.

Costs related to the manufacturing of inventories which occurred after the receipt of regulatory approval or evidence being available that regulatory approval can reasonably be expected, are capitalized. Inventories are valued at the lower of cost or market. Cost is determined based on the first-

in first-out method. If inventory costs exceed market, a provision is recorded. In addition, provisions are recorded due to obsolescence or lack of demand.

Income taxes

The Company applies the asset and liability method for the determination of provisions for income taxes. The income taxes for the reporting period consist of the current taxes (taxes paid and taxes payable) plus the change in the deferred taxes for the respective period. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Interest and penalties in connection with income taxes are recorded as income taxes.

New accounting pronouncements

As new accounting pronouncements are released, the Company reviews such pronouncements for the potential impact on the Company’s financial statements. The new accounting pronouncement below may have an impact on the financial statements of the Company.

In May 2014, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers” (Topic 606): the development of this new standard is a part of the joint project of the FASB and the International Accounting Standards Board (IASB) to clarify the principles for revenue recognition and to develop a common standard. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Thereby, this core principle is achieved by applying following five steps: identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when the Company satisfies each performance obligation.

The FASB voted on July 9, 2015 to approve a one-year deferral of the effective date of Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” to make it effective for public companies for annual periods beginning after December 15, 2017. The FASB issued its final Accounting Standards Update formally amending the effective date in August 2015. The Company is currently assessing the impact on the financial statements of this new accounting pronouncement.

In August 2014, FASB issued the ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (Subtopic 205-40): under the new standard all entities will be required to perform a going concern assessment at each financial reporting period and make certain disclosures when management concludes that there is substantial doubt about an entity’s ability to continue as a going concern. In this assessment, management would evaluate conditions and events known and reasonably knowable as of the financial statement issuance date to determine if it is probable that the entity will be unable to meet its obligations within one year from the date the financial statements are issued. Management’s assessment would consider the mitigating effect of its plans to the extent that it is probable that those plans will be effectively implemented and alleviate the adverse conditions within the assessment period. If substantial doubt is alleviated primarily by management’s plans, limited disclosures would still be required.

The new standard will be effective for annual periods beginning after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Company currently does not anticipate a significant impact on the existing disclosures.

In July 2015, the FASB issued the ASU 2015-11, “Inventory: Simplifying the Measurement of Inventory” (Topic 330): the amendments apply to the subsequent measurement all inventory, which includes inventory that is measured using the first-in first-out principle or average cost. An entity should subsequent measure inventory within the scope of this update at the lower of cost and net realizable value. The net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The amendments in this update are effective for public companies for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company currently does not anticipate a significant impact on the existing accounting treatment for inventory.

3    Tangible assets

In CHF million	Land/Land- use rights	Buildings	Equipment	Total
H1 2015
Cost
January 1, 2015	1.5	18.9	25.8	46.2
Additions	0.0	0.0	0.3	0.3
Disposals	0.0	0.0	(0.7)	(0.7)
Currency effect	(0.1)	(0.0)	(0.5)	(0.6)

June 30, 2015	1.4	18.9	24.9	45.2

Accumulated depreciation
January 1, 2015	0.0	11.5	22.5	34.0
Additions	0.0	0.5	0.7	1.2
Disposals	0.0	0.0	(0.7)	(0.7)
Currency effect	0.0	(0.1)	(0.4)	(0.5)

June 30, 2015	0.0	11.9	22.1	34.0

Net book value as of June 30, 2015	1.4	7.0	2.8	11.2

H1 2014
Cost
January 1, 2014	1.4	18.6	25.5	45.5
Additions	0.0	0.0	0.6	0.6
Disposals	0.0	0.0	(1.0)	(1.0)
Currency effect	0.0	0.0	0.1	0.1

June 30, 2014	1.4	18.6	25.2	45.2

Accumulated depreciation
January 1, 2014	0.0	10.4	22.1	32.5
Additions	0.0	0.5	0.7	1.2
Disposals	0.0	0.0	(1.0)	(1.0)
Currency effect	0.0	0.0	0.0	0.0

June 30, 2014	0.0	10.9	21.8	32.7

Net book value as of June 30, 2014	1.4	7.7	3.4	12.5

4    Intangible assets

The intangible assets as of June 30, 2015 and 2014 consist of acquired software for internal use:

In CHF million	H1 2015	H1 2014
Cost
January 1	4.5	4.5
Additions	0.1	0.0
Disposals	0.0	0.0
Currency effect	0.0	0.0

June 30	4.6	4.5

Accumulated amortization
January 1	4.3	4.1
Additions	0.1	0.1
Disposals	0.0	0.0
Currency effect	0.0	0.0

June 30	4.4	4.2

Net book value as of June 30	0.2	0.3

5    Agreements

License agreement with Astellas related to isavuconazole

In February 2010, the Company entered into a license, co-development and co-promotion agreement with Astellas Pharma Inc. (“Astellas”) for isavuconazole.

Under this agreement, the Company was eligible for a non-refundable upfront payment of CHF 75 million and non-refundable milestone payments of up to CHF 478 million based on the achievement of milestones related to regulatory filing, regulatory approval and commercialization of isavuconazole. In addition, the Company was also eligible for double-digit tiered royalty payments.

The agreement was amended in February 2014, providing the Company full rights to isavuconazole in all markets outside of the United States and Canada in return for foregoing the Company’s right to co-promote the product in the United States and Canada, its right to receive payments related to co-promotion, and EU milestone payments.

Under the terms of the amended agreement, the Company continues to be entitled to receive milestone and royalty payments relating to the relevant territories from Astellas. Basilea continues to be entitled to receive the same regulatory milestone and royalty payments in terms of value from Astellas relating to business activities in the relevant territories, with milestone payments with a total of CHF 374 million, comprising up to CHF 84 million related to regulatory milestones and up to CHF 290 million related to sales milestones. The achievement and timing of the milestones depend on the success of development, approval and sales progress of the product in the future.

Astellas will remain responsible for the continued development and funding of the isavuconazole global candidemia Phase 3 study and will be responsible for the regulatory filings in the United States and Canada. The Company and Astellas will continue to coordinate their development and manufacturing activities and each company will be responsible for commercial activities in its respective territory.

As such the agreement consists in a multiple-element arrangement with several deliverables identified, mainly the grant of an exclusive license, compensation for co-payment of development services, participation in the joint steering committee and development related manufacturing services. The arrangement provides for a separate pricing for commercial related manufacturing services and sale of clinical supplies.

Astellas’ responsibilities are primarily related to managing the clinical and non-clinical development, particularly the pivotal phase 3 trials. The Company is primarily responsible to manage the manufacturing process development, as well as, the manufacturing and procurement of clinical supplies related the co-development services, and with respect to the joint steering committee, the Company is required to participate in those joint steering committee meetings, whereby it oversees the development, regulatory activities directed towards marketing approval, manufacturing and commercialization phases.

In 2010, the Company received a non-refundable net upfront payment of CHF 67.5 million (gross payment of CHF 75.0 million less withholding tax of CHF 7.5 million). This net upfront payment was recognized as deferred revenue. The upfront payment covered the grant of an exclusive license, compensation for co-development services and participation in the joint steering committee.

The agreement consists of several deliverables: the co-development services, the commercial-related manufacturing services, the grant of the license to Astellas and participation in the joint steering committee. The co-development services, the grant of the license and the participation in the joint steering committee consist of one unit of accounting, with the commercial-related manufacturing services consisting of another. The co-development services, the grant of the license and the participation in the joint steering committee consist of one unit of accounting since they do not have value to Astellas on an individual stand-alone basis. The commercial-related manufacturing services are another unit of accounting since they have value to Astellas and there is evidence of fair value of the undelivered commercial-related manufacturing services in the arrangement. The entire upfront payment was allocated to the unit of accounting composed of the co-development services, the grant of the license and the participation in the joint steering committee. The related revenue is recognized over the period over which the services are rendered based on an input measure which results in higher revenue recognized in the first years when more services were rendered. The period during which the Company has to satisfy its contractual performance obligations is expected to be until October 2020. Following the amendment of the agreement in 2014, the Company reassessed the remaining expected period during which the Company has to satisfy its contractual performance obligations and reduced it from lasting until July 2029 to lasting until October 2020.

As of June 30, 2015, the Company presented deferred revenue of CHF 24.2 million on its balance sheet, of which CHF 4.5 million is presented as current liabilities. For the six months ending June 30, 2015, the Company recognized CHF 2.3 million (six months ending June 30, 2014: CHF 1.0 million) as contract revenue related to this upfront payment related to the grant of license.

In September 2014, the FDA accepted the filing of Astellas’ New Drug Application for isavuconazole, seeking approval of isavuconazole for the treatment of invasive aspergillosis and invasive mucormycosis in adults. Based on such acceptance, the Company received a non-refundable milestone payment of CHF 12.0 million from Astellas. The Company deemed the milestone not to be substantive and as such the milestone payment was deferred and is recognized as contract revenue over the remaining period during which the Company has to satisfy its contractual performance obligations, expected to be until October 2020. As of June 30, 2015, the Company presented deferred revenue of CHF 10.4 million on its balance sheet, of which CHF 2.0 million is presented as current liabilities. For the six months ending June 30, 2015, the Company recognized CHF 1.0 million as contract revenue related to this additional milestone payment received upon acceptance of filing.

In March 2015, the FDA approved Astellas’ New Drug Application for the use of isavuconazole for patients 18 years of age and older in the treatment of invasive aspergillosis and invasive mucormycosis. Based on the approval, the Company received a non-refundable milestone payment of

CHF 30.0 million from Astellas. The Company deemed the milestone not to be substantive and as such the milestone payment was deferred and is recognized as contract revenue over the remaining period during which the Company has to satisfy its contractual performance obligations, expected to be until October 2020. As of June 30, 2015, the Company presented deferred revenue of CHF 28.3 million on its balance sheet, of which CHF 5.3 million is presented as current liabilities. For the six months ending June 30, 2015, the Company recognized CHF 1.7 million as contract revenue related to this additional milestone payment received upon approval.

The Company recognized CHF 5.3 million as contract revenue for the six months ending June 30, 2015 (six months ending June 30, 2014: CHF 1.0 million) related to these payments and revenues related to royalties, and recognized additional contract revenue in the total amount of CHF 0.3 million (six months ending June 30, 2014: CHF 0.7 million) related to services provided by the Company to Astellas for isavuconazole.

Contract with BARDA for the development of the antibiotic BAL30072

The Company entered into a contract with BARDA for the development of Basilea’s antibiotic BAL30072 on June 24, 2013. Under this contract, BARDA provides funding of up to $17 million over the initial agreement period of twenty-two months starting from June 24, 2013 through April 23, 2015 and extended to September 30, 2015 in the form of reimbursement of agreed development costs. The Company and BARDA have no future funding obligations following the expiration of the agreement which completed at the end of the extended period. Considering the agent vs. principal criteria of ASC 605, the fact that the arrangement is not part of the Company’s ongoing, major or central operations and the fact that BARDA is actively involved in the development, the Company determined that it is acting as an agent in the arrangement and as such records reimbursements received against the related development costs incurred.

For the six months ending June 30, 2015, the Company recognized reimbursement of CHF 3.6 million (six months ending June 30, 2014: CHF 3.3 million) in research and development expenses, net.

Global agreement with Stiefel related to Toctino®

In July 2012, the Company granted a license to know-how and transferred the assets and the business related to Toctino® (alitretinoin). The Company received an initial payment of GBP 145.6 million (CHF 224.1 million) and is eligible to receive an additional payment of at least GBP 30 million, which could increase depending on the date of the FDA approval of the product in the United States, and low double-digit percentage participation in U.S. net sales, beginning on the date of the first commercial sale of the product in the United States. Existing Toctino® distribution agreements were assigned to Stiefel.

The agreement consists of two deliverables: grant of the license to the know-how and the transfer of the Toctino assets and business. In July 2012, the Company received an initial payment of CHF 224.1 million (GBP 145.6 million). The Company determined that the value of the business was insignificant and, as a result, allocated no value to the business. The entire consideration was allocated to the license of the know-how, and was deferred and is recognized on a straight-line basis as contract revenue over the expected period during which the Company has to satisfy its performance obligations. The Company’s substantial ongoing obligations towards Stiefel are to provide operational, technical and scientific support including the furnishing of information and discussion of topics related to preparation of market authorization applications, other regulatory activities, post-launch monitoring and safety requirements, commercialization, commercial supply chain, and manufacturing process and requirements related to the API and drug product. As of June 30, 2015, the Company presented deferred revenue of CHF 118.1 million on its balance sheet, of which CHF 37.7 million is presented as current liabilities.

For the six months ending June 30, 2015, the Company recognized CHF 18.8 million (six months ending June 30, 2014: CHF 18.5 million) as contract revenue related to this upfront payment.

License agreement for targeted cancer therapy

In March 2015, the Company entered into a license agreement for panRAF kinase inhibitors with a consortium of organizations including The Institute of Cancer Research, Cancer Research Technology Limited, the Wellcome Trust and The University of Manchester. The agreement provides the Company exclusive worldwide rights to develop, manufacture and commercialize panRAF kinase inhibitors which originate from research conducted at The Institute of Cancer Research by scientists funded in part by Cancer Research UK and the Wellcome Trust.

Under the terms of the agreement, the consortium will conduct clinical Phase 1 development for the lead compound. The Company will assume full operational responsibility thereafter. The consortium receives an upfront payment and is eligible to potential milestone payments on achievement of pre-specified clinical, regulatory and commercial milestones, as well as tiered royalties on future net sales.

6    Short-term investments

The short-term investments as of June 30, 2015 contain short-term time deposits with banks, denominated in Swiss Francs, in the amount of CHF 80.0 million and denominated in Euro, in the amount of EUR 1.5 million (December 31, 2014: CHF 70.0 million).

7    Accounts receivable

The accounts receivable primarily consist of receivables related activities for isavuconazole for Astellas. The Company did not record an allowance for estimated uncollectible receivables as of June 30, 2015 and December 31, 2014.

8     Inventories

The following table shows the components of inventories as of June 30, 2015 and December 31, 2014:

In CHF million	2015	2014
Raw materials	4.6	5.0
Semi-finished products	9.3	11.7
Finished products	0.7	0.0
Inventory provisions	(9.1)	(11.8)

Total	5.5	4.9

The Company owns manufacturing material valued at cost which was partly produced prior to obtaining regulatory approval for ceftobiprole. As ceftobiprole obtained regulatory approval in 2013, the ceftobiprole inventory is presented gross in the above inventory table. Inventory provisions reflect that material was produced prior to approval. The Company intends to use such material to manufacture products for commercialization.

9    Accruals and other current liabilities

Accruals and other current liabilities as of June 30, 2015 and December 31, 2014 consisted of the following:

In CHF million	2015	2014
Accrued research & development expenses	3.2	5.1
Accrued personnel and compensation costs	7.5	7.7
Other	3.1	3.4

Total accruals and other current liabilities	13.8	16.2

10    Stock-based compensation

The Company has established a stock option plan effective on December 13, 2000, to incentivize directors, executives and certain employees with an opportunity to obtain stock options on registered shares of Basilea. The shareholders approved conditional capital necessary for the issuance of shares upon the exercise of stock options, of which CHF 2.0 million remain available as of June 30, 2015. CHF 1.3 million of this remaining available conditional capital are reserved for stock options, which were issued and outstanding as of June 30, 2015.

Each option entitles the participant to the purchase of one registered share at the strike price pursuant to the terms of the stock option plan. At the end of the option term, all unexercised options expire without value.

For the six months ending June 30, 2015 the Company granted 195,566 stock options under its stock option plan with an exercise price of CHF 113.10 and a weighted average grant-date fair value of CHF 46.23 per stock option.

For the six months ending June 30, 2015, the Company recognized stock-based compensation expenses of CHF 3.9 million (six months ending June 30, 2014: CHF 2.9 million) related to this stock option plan.

11    Shareholders’ equity

As of June 30, 2015, Basilea had 10,789,027 registered shares (Namenaktien) issued and outstanding with a par value of CHF 1.00 per share. As of December 31, 2014, Basilea had 10,575,288 registered shares issued and outstanding with a par value of CHF 1.00 per share.

For the six months ending June 30, 2015, 213,739 stock options were exercised, using conditional capital, which resulted in the issuance of 213,739 registered shares with a par value of CHF 1.00 per share. For the six months ending June 30, 2014, 277,889 stock options were exercised.

Basilea had a total approved conditional capital of CHF 2,611,114 as of June 30, 2015 for the issuance of a maximum of 2,611,114 registered shares with a par value of CHF 1.00 per share. This conditional capital contained CHF 1,971,114 (1,971,114 registered shares with a par value of CHF 1.00 per share) reserved for the issuance of shares under the stock option plan available to directors, executives and certain employees. In addition, the shareholders approved conditional capital of CHF 640,000, consisting of 640,000 registered shares with a par value of CHF 1.00 each, available for the exercise of option or conversion rights granted with new option or convertible bonds.

By shareholder approval at the 2014 ordinary general meeting of shareholders, Basilea is authorized to increase its share capital by a maximum of CHF 2,000,000 by issuing a maximum of 2,000,000 registered shares with a par value of CHF 1.00 per share. This authorization is valid for two years.

Changes in accumulated other comprehensive income/loss for the six months ending June 30, 2015 and 2014:

In CHF million	Currency translation adjustment	Unrecognized pension cost	Total
December 31, 2013	(0.6)	(11.2)	(11.8)

Change during the period	(0.1)	–	(0.1)
Reclassification adjustment, included in the condensed consolidated statements of operations in Selling, general & administration expenses	0.0 (1)	0.3	0.3

Total change during the period	(0.1)	0.3	0.2

June 30, 2014	(0.7)	(10.9)	(11.6)

December 31, 2014	(0.2)	(13.8)	(14.0)

Change during the period	(0.7)	–	(0.7)
Reclassification adjustment, included in the condensed consolidated statements of operations in Selling, general & administration expenses	–	0.4	0.4

Total change during the period	(0.7)	0.4	(0.3)

June 30, 2015	(0.9)	(13.4)	(14.3)

(1)	Currency translation adjustment related to the dormant entities in Denmark, France, Germany and UK.

12    Earnings/Loss per share

For the six months ending June 30, 2015 and 2014, there was no difference between basic and diluted loss per share. The weighted average number of shares outstanding and the loss per share for the six months ending June 30, 2015 and 2014 were as follows:

	2015	2014
Net loss in CHF million	(30.1)	(19.4)
Weighted average number of shares outstanding, basic and diluted	10,050,298	9,882,921
Basic and diluted loss per share in CHF	(3.00)	(1.97)

For the six months ending June 30, 2015, 319,967 incremental shares relating to potential exercises of stock options (six months ending June 30, 2014: 586,362 incremental shares) were excluded, as the effect would have been anti-dilutive.

13    Pension plan

As of June 30, 2015, the Company recorded an accrued pension liability of CHF 8.8 million in other non-current liabilities (December 31, 2014: CHF 9.2 million). The following table provides information on the pension expenses related to the Company’s defined benefit pension plan for the six months ending June 30, 2015 and 2014:

In CHF million	2015	2014
Service cost	1.1	1.1
Interest cost	0.5	0.6
Expected return on plan assets	(0.7)	(0.7)
Amortization of pension related net loss	0.4	0.3

Gross benefit expense	1.3	1.3

Participant contributions	(0.6)	(0.5)

Net periodic pension cost	0.7	0.8

14    Segment information

The Company operates in one segment which is the discovery, development and commercialization of innovative pharmaceutical products. The CEO of the Company reviews the statement of operations of the Company on a consolidated basis and makes decisions and manages the operations of the Company as a single operating segment

15    Concentration of risk

The Company is generally subject to credit risk related to financial investments. The Company mitigates such credit risk by investing the funds only with counterparties, which are rated as high quality investment grade by a major rating agency or are fully guaranteed by Swiss cantons at the time of the Company’s investment. As of June 30, 2015, the short-term investments were invested with three different banks and amounted to CHF 81.6 million. As of December 31, 2014, the short-term investments were invested with one bank and amounted to CHF 70.0 million.

The cash and cash equivalents as of June 30, 2015 amounted to CHF 136.9 million, of which CHF 133.0 million was held with four different banks. The cash and cash equivalents as of December 31, 2014 amounted to CHF 156.1 million, of which CHF 150.8 million was held with four different banks. As of June 30, 2015, the highest total amount of cash and cash equivalents and short-term investments held at one bank amounted to CHF 70.2 million. As of December 31, 2014, the highest total amount of cash and cash equivalents and short-term investments held at one bank amounted to CHF 80.1 million.

The Company is also subject to credit risk related to accounts receivable. The highest total amount of accounts receivable with an individual counterparty as of June 30, 2015 is from Astellas in the amount of CHF 2.5 million in connection with the license agreement related to isavuconazole (December 31, 2014: CHF 1.0 million).

16    Commitments and contingencies

The Company entered into various purchase commitments for services and materials as well as for equipment as part of the ordinary business. In the opinion of management, these commitments are not in excess of current market prices in all material respects, reflect normal business operations and will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

By agreement, Losan Pharma GmbH, Neuenburg/Germany granted Basilea a royalty-bearing license to a formulation patent and related know-how; in return for a payment of CHF 3.1 million, Losan has withdrawn the claim it filed in 2012 in Basel-Stadt court (Appellationsgericht Basel-Stadt) against Basilea and Basilea Pharmaceutica International Ltd.; and Basilea has withdrawn its pending European Patent Office challenge to Losan’s patent.

As of June 30, 2015, there were no significant contingencies.

17    Subsequent events

The Company has evaluated subsequent events through September 4, 2015, the date on which the financial statements were available to be issued.

American Depositary Shares

Representing             Common Shares

PRELIMINARY PROSPECTUS

Cowen and Company	Guggenheim Securities

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Under general principles of Swiss law, we may be required to indemnify members of our board of directors and management against certain losses and expenses incurred by such members in the proper execution of their duties.

In the underwriting agreement that we enter into in connection with the sale of the common shares being registered hereby, a form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 7. Recent Sales of Unregistered Securities

From January 1, 2012 through December 31, 2014, we granted stock options to purchase an aggregate of 596,753 shares of our common shares to employees, directors and consultants pursuant to our stock option plan.

The offers, sales and issuances of the securities described in the preceding paragraph was exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits

(a)	Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statement Schedules.

None.

Item 9. Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Basel, Switzerland on                         , 2015.

Basilea Pharmaceutica Ltd.

By:
	Name:	Ronald Scott
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald Scott, Donato Spota and Elizabeth Rozek and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                         , 2015 in the capacities indicated:

NAME	TITLE

Ronald Scott	Chief Executive Officer (principal executive officer)

Donato Spota	Chief Financial Officer (principal financial officer and principal accounting officer)

Dr. Martin Nicklasson	Director

Domenico Scala	Director

Hans-Beat Gürtler	Director

Prof. Daniel Lew	Director

NAME	TITLE

Dr. Thomas M. Rinderknecht	Director

Steven D. Skolsky	Director

Dr. Thomas Werner	Director

Donald J. Puglisi	Authorized Representative in the United States

EXHIBIT INDEX

(a) The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement

3.1**	Articles of Association (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1*	Opinion of Baker & McKenzie, Swiss counsel of the Registrant, as to the validity of the common shares

8.1*	Opinion of Baker & McKenzie, Swiss counsel of the Registrant, as to Swiss tax matters

10.1†	Amended and Restated License and Co-Development Agreement, dated February 27, 2014, as amended August 7, 2015, by and between the Registrant and Astellas Pharma Inc.

10.2**	2000 Stock Option Plan and form of option agreement thereunder (English translation)

21.1**	List of subsidiaries

23.1*	Consent of PricewaterhouseCoopers Ltd.

23.2*	Consent of Baker & McKenzie, Swiss counsel of the Registrant (included in Exhibit 5.1)

23.3*	Consent of Baker & McKenzie, Swiss counsel of the Registrant (included in Exhibit 8.1)

24.1*	Powers of attorney (included on signature page to the registration statement)

*	To be filed by amendment.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
**	Previously filed.

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